40-33

811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

June 18, 2004

SEC MAIL PROCESSING
RECEIVED
JUN 23 2004
WASH. D.C. 179 SECTION

VIA CERTIFIED MAIL/RRR

04041651

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) and INVESCO Stock Funds, Inc., two copies of Plaintiffs' *AMICUS* Brief in Reply to Supplemental Memorandum of *AMICUS CURIE* INVESCO Funds Group in Opposition to Plaintiffs' Motion to Remand in ***Carl E. Vonder Haar and Marilyn P. Martin, On Behalf of Themselves and All Others Similarly Situated v. INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.***

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\litigation\Vonder Haar v IFG\Corr\L-061804SEC.doc
061804 (1) vxv

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: MUTUAL FUND INVESTMENT LITIGATION	MDL No. 1586
This Document Relates To: CARL E. VONDER HAAR and MARILYN P. MARTIN, on behalf of themselves and all others similarly situated, Plaintiff v. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC., and DOE Defendants 1-100, Defendants.	Case No. 04-md-15864

PLAINTIFFS' *AMICUS* BRIEF IN REPLY TO SUPPLEMENTAL MEMORANDUM OF *AMICUS CURIE* INVESCO FUNDS GROUP IN OPPOSITION TO PLAINTIFFS' MOTION TO REMAND

TABLE OF CONTENTS

Pursuant to the Court's April 5, 2004 letter, plaintiffs Carl Vonder Haar and Marilyn Martin submit this supplemental *amicus* brief in reply to the Supplemental Memorandum of *Amicus Curie* Invesco Funds Groups, Inc., In Opposition to Plaintiffs' Motion to Remand, filed April 30, 2004. *Amicus curie* defendant Invesco Funds Groups ("Invesco") opposes remand of plaintiffs' state-law complaint, which Invesco removed to the United States District Court for the District of Colorado. Plaintiffs moved to remand their action, but the motion was stayed pending transfer of the action to this Court.

I. INTRODUCTION

Invesco urges this Court to wield SLUSA in a manner that would deny plaintiffs any claim at all. No one disputes that Congress enacted SLUSA to steer all securities-fraud claims to federal court. There is no authority, however, that SLUSA eliminates state remedies for injured investors who ***cannot*** assert a federal securities-fraud claim – and no defendant in these transferred actions argues otherwise. Courts thus do not interpret SLUSA to preempt state-law claims that do not meet the essential elements of a federal securities-fraud claim.

The pertinent element here is that SLUSA and the relevant federal securities anti-fraud statute require the misrepresentation at issue to be made "in connection with" a purchase or sale of a security. For this reason, holder or "retention" claims are not actionable and are not preempted. Further, SLUSA does not preempt retention claims asserted by class members who may have sold Invesco shares during the class period. SLUSA's connectivity element requires the purchaser's or seller's reliance on a misrepresentation, but plaintiffs allege no such reliance here. *See infra* at 2-5.

Invesco also asks the Court to rewrite plaintiffs' complaint in a manner that would include class-member purchases after Invesco began its misconduct. But the complaint alleges otherwise, and any doubts or ambiguities must be construed against federal jurisdiction. Invesco's argument thus fails. *See infra* at 6-7. The Court should remand this action to state court.

II. ARGUMENT

A. SLUSA Does Not Preempt The State-Law Claims of Investors Who Have No Federal-Securities-Fraud Claim

1. Courts construe SLUSA's requirements consistent with Section 10(b) and Rule 10b-5 of the Exchange Act

The language of SLUSA, in this context, is identical to language of the Securities Exchange Act's anti-fraud provision at § 10(b) and SEC Rule 10b-5. *Green v. Ameritrade, Inc.*, 279 F.3d 590, 597 (8th Cir. 2002). Both require a misrepresentation (or deceptive device) "in connection with the purchase or sale of a covered security." *Compare* 15 U.S.C. § 77p(b) & 78bb(f)(1) (SLUSA) *with* 15 U.S.C. § 78j(b) *and* 17 C.F.R. § 240.10b-5. Courts hence look to federal-securities-fraud jurisprudence to interpret SLUSA's corresponding language. *See, e.g.*, *Green v. Ameritrade*, 279 F.3d at 597; *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1342-43 (11th Cir. 2002); *Gray v. Seaboard Secs., Inc.*, 241 F. Supp. 2d 213, 219 n.9 (N.D.N.Y. 2003); *Feitelberg v. Merrill Lynch & Co.*, 234 F. Supp. 2d 1043, 1051-52 (N.D. Cal. 2002), *aff'd*, 353 F.3d 765 (9th Cir. 2003); *Spielman v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 2001 U.S. Dist. Lexis 15943, at *8-9 (S.D.N.Y. Oct. 9, 2001) (attached hereto as Exhibit 1).

As shown below, interpreting a phrase common to SLUSA and the anti-fraud provisions, courts rule that the requirement that misrepresentations must be "in connection with" purchases or sales of securities excludes "retention" claims from the reach of the federal securities anti-fraud provisions and SLUSA. Likewise, because this element requires allegations of reliance or inducement, investors who may have sold shares sometime after Invesco's misstatements cannot assert a federal securities-fraud claim – and SLUSA does not preempt their state-law claims.

2. SLUSA does not preempt retention claims

Plaintiffs adopt the arguments set forth in the Omnibus Remand Motion and Reply.

3. SLUSA does not preempt seller claims in this case because plaintiffs do not allege that sales were connected to Invesco's misconduct

Though the plaintiffs did not sell any of their holdings during the Class Period, the class definition does not exclude investors who did. Invesco investors who sold shares during the

Class Period have no claims under the federal securities-fraud laws, and SLUSA does not then strip them of their state-law claims.

In the prototypical securities-fraud case, a shareholder alleges that a fraud ***caused or induced*** the purchase or sale of a security. As Judge Friendly explained, the purpose of § 10(b) "is to protect persons who are deceived in securities transactions – to make sure that buyers of securities get what they think they are getting." *Chemical Bank v. Arthur Andersen & Co.*, 726 F.2d 930, 943 (2d Cir. 1984). To satisfy the "in connection with" requirement of a § 10(b) claim, a plaintiff need demonstrate "an injury as a result of deceptive practices 'touching' its purchase or sale of securities." *In re Ames Dep't Stores Inc. Stock Litig.* 991 F.2d 953, 961-62 (2d Cir. 1993) (quoting *Superintendent of Ins. v. Bankers Life & Cas. Co.*, 404 U.S. 6, 12-13 (1971)). The fraud must be "integral to the purchase and sale of the securities in question." *Pross v. Katz*, 784 F.2d 455, 459 (2d Cir. 1986).

Courts thus read a reliance or inducement element into SLUSA's "in connection with" language. For example, the plaintiff in *Green v. Ameritrade* filed a breach of contract action alleging that he contract with Ameritrade to receive "real time" stock quotes on Ameritrade's website, but the listed quotes actually were delayed. *Green*, 279 F.3d at 593-94. Even though the purpose of the service was to allow customers to purchase and sell securities, the circuit court found SLUSA inapplicable because the plaintiff, like class members here who may have sold shares during the class period, did not allege that the defendants made misrepresentations that actually caused him to buy a security. *Id.* at 598-99. The court explained that absent such an allegation, the complaint's allegations of misrepresentations did not state a securities-fraud claim and were not preempted:

> Misrepresentation claims come in many forms that do not necessarily involve any purchase or sale of a security. Green may even plead such a claim and escape SLUSA preemption, so long as his state-law claim does not require him to prove there was a sale or purchase of a covered security in reliance on the misrepresentation. [*Id.* at 599.]

Other courts likewise hold that SLUSA's "in connection with" element requires a showing of reliance. The *Gray* decision, 241 F. Supp. 2d at 220, is particularly instructive. The court parsed through the complaint's six claims to discern SLUSA's preemptive effect on each. It ruled that SLUSA did not preempt those claims that did not allege a purchase or sale made in reliance on a misrepresentation but it did preempt claims alleging such reliance. *Id.* at 220-22. For other decisions that SLUSA connectivity requires reliance, see *Grabow v. Pricewaterhouse-Coopers LLP*, 2004 U.S. Dist. Lexis 6714, at *11-12 (N.D. Okla. Apr. 5, 2004) ("[i]t is the injured party's decision to purchase or sell securities in reliance upon a misrepresentation or omission … which gives rise to a SLUSA preemption") (attached hereto as Exhibit 2); *Feitelberg*, 234 F. Supp. 2d at 1052 ("[t]o satisfy the 'in connection with' element, a party must show that a security buyer or seller suffered an injury as a result of 'deceptive practices touching' its purchase or sale of securities"); *In re WorldCom, Inc. ERISA Litig.*, 263 F. Supp. 2d 745, 769 (S.D.N.Y. 2003) (SLUSA preempted claim alleging misrepresentation "on which plaintiffs relied to their detriment in connection with their investments"); *Araujo v. John Hancock Life Ins. Co.*, 206 F. Supp. 2d 377, 383 (E.D.N.Y. 2002); *French v. First Union Sec., Inc.*, 209 F. Supp. 2d 818 (M.D. Tenn. 2002) (requiring "a nexus" between the fraud and the securities transaction); *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F. Supp. 2d 14, 18 (S.D.N.Y. 2001); *Spielman*, 2001 U.S. Dist. Lexis 15943, at *15 ("[t]he misrepresentations alleged here are not integral to the purchase of" a security); *Shaw v. Charles Schwab & Co.*, 128 F. Supp. 2d 1270, 1274 (C.D. Cal. 2001) (SLUSA did not apply because the plaintiffs "do not allege that Defendant's fraud induced them to invest in particular securities"). *See also Riley*, 292 F.3d at 1345 (SLUSA preempts class claims that include purchasers who allege they relied on misrepresentations).[1]

[1] Invesco's authorities are consistent. It cites *Kingdom 5-KR-41, Ltd. v. Star Cruises PLC*, 2004 U.S. Dist. Lexis 3527 (S.D.N.Y. Mar. 10, 2004), which, quoting *In re Ames Dep't Stores, supra*, interpreted SLUSA's connectivity requirement to require "an injury ***as a result of deceptive practices*** 'touching' its purchase or sale of securities." *Id.* at *14 (emphasis added). Moreover, the dispute in *Kingdom 5-KR-41* arose from the forced sale of plaintiff's stock. *Id.* at *15. Invesco's other authority, *Falkowski v. Imation Corp.*, 309 F.3d 1123 (9th Cir. 2002), also involved a stock purchase (*id.* at 1130), and the court cited with approval the *Green* and *Riley* rulings that reliance was an element of SLUSA's "in connection with" language (*id.* at 1131).

Wary of this defect in their removal arguments, Invesco asserts – without citing the complaint – that the class' claims include shareholder sales made "in reliance on" misrepresentations. Supp. Mem. of *Amicus Curie* Invesco, at 4. But the complaint alleges no such seller reliance. Plaintiffs assert claims for breach of fiduciary duty, breach of contract and tortious interference with contract, which focus on the relationship between shareholders and their fund manager. These claims do not involve statements or conduct intended to induce the sale of Invesco fund shares. Like the complaint in *Green,* which "omitted any reference to a sale or purchase," nor relied on any alleged sale or purchase in requesting damages (*Green*, 279 F.3d at 599), plaintiffs' complaint makes no reference to sales nor seeks damages for such sales. Nor does it allege that class members who may have sold Invesco fund shares during the class period did so relying on any Invesco misrepresentation. *See also Grabow,* 2004 U.S. Dist. Lexis 6714, at *13 (though SLUSA is broadly applied, no preemption where court "does not read the petition to include any allegation of harm caused by misrepresentations or omission in connection with the purchase or sale of a covered security").

Indeed, Invesco itself did not read into the complaint such reliance by sellers when it removed plaintiffs' complaint. Invesco's notice of removal characterized plaintiffs' initial complaint (which plaintiffs amended) as alleging that "all putative class members ***purchased shares in reliance***" on Invesco's misrepresentations, but it made no similar statement that Invesco's misrepresentations induced class members to sell shares in Invesco funds. Notice of Removal at 10 ¶ 13.

Accordingly, any sales by class members were merely incidental to the class' holder claims. Plaintiffs do not allege that Invesco's misrepresentations induced any class member to sell. Nor do they base any part of the class' claims on sales. And without any such allegations of seller reliance, the state-law claims of class members who sold shares of Invesco funds during the class period do not satisfy SLUSA's "in connection with" requirement. SLUSA thus does not preempt these state-law claims.

B. The Vonder Haar Complaint Excludes All Purchaser Claims

Plaintiffs' amended complaint pleads no claims on behalf of Invesco securities purchasers. Plaintiffs allege that Invesco's misconduct began on December 5, 1998. Amended Complaint ¶¶ 1, 10, 45. Only investors who purchased Invesco securities before that date and held them thereafter can be class members. *Id.* ¶ 35. The amended complaint describes the plaintiffs, Carl E. Vonder Haar and Marilyn P. Martin, as "holders" of Invesco securities. *Id.* ¶ 5. The complaint further expressly excludes claims for any Invesco securities purchased during the Class Period: "to the extent plaintiffs or class members purchased shares of mutual funds in the INVESCO FAMILY OF FUNDS during the Class Period, those transactions are excluded from the claims alleged herein." *Id.* ¶ 35.

Invesco removed plaintiffs' action from state court on assertions that plaintiffs based their claims on false statements appearing in prospectuses for various Invesco funds, and that plaintiffs and class members relied on these statements when they purchased their Invesco fund shares. See, for example, Notice of Removal at 9-10 ¶ 13. From these assertions, Invesco urged that plaintiffs have pled "in substance ... a securities fraud claim ...." *Id.* at 3 ¶ 3. But the amended complaint is clear that Invesco's statements at issue in the prospectuses became false only ***during*** the class period, which begins December 5, 1998. Amended Complaint ¶¶ 45, 35, 1. Plaintiffs thus do not contend that Invesco's statements were false at the time they and the other Class member purchased their Invesco fund shares – a prerequisite for a securities-fraud claim. Plaintiffs thus allege "retention" claims only.[2]

Invesco quibbles with the December 5, 1998 date for commencing the class period, contending that the complaint does not unequivocally rule out that Invesco's misconduct might have begun earlier, rendering Invesco's statements about its practice false earlier, and thus some class members could theoretically have purchased Invesco fund shares in reliance on a

[2] The fact that plaintiffs based their claims to some extent on statements that appeared in Invesco prospectuses during the class period does not establish that Invesco's misconduct was connected to plaintiffs' pre-class period purchases, as SLUSA requires. Tellingly, Invesco cites no authority that the mere fact that misstatements appear in a prospectus is alone sufficient to plead a federal securities-fraud claim. Nor can it. Invesco's argument ignores SLUSA's "in connection with" requirement.

misstatement. But plaintiffs do not and cannot allege that Invesco's misconduct began before December 5, 1998. At this point, before they have obtained any discovery from Invesco, plaintiffs can only plead misconduct extending back to that date. These allegations govern this remand motion – not Invesco's speculation about what plaintiffs could have alleged. Invesco cannot rewrite plaintiffs' complaint to manufacture federal jurisdiction. *See MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.*, 216 F. Supp. 2d 251, 257 (S.D.N.Y. 2002). Further, all doubts and ambiguities about whether a removed complaint establishes federal-question jurisdiction must be resolved in favor of remand. *See, e.g., Alessi v. Beracha*, 244 F. Supp. 2d 354, (D. Del. 2003); *Shen v. Bohan*, 2002 U.S. Dist. Lexis 22485, at *10-11 (C.D. Cal. Oct. 16, 2002) (attached hereto as Exhibit 3); *Chinn v. Belfer*, 2002 U.S. Dist. Lexis 20343, at *16 (D. Or. June 19, 2002) (attached hereto as Exhibit 4); *Meinders v. Refco Sec.*, 865 F. Supp. 721, 723 (D. Colo. 1994). Under these standards, plaintiffs' complaint cannot be read to allege that Invesco issued public misrepresentations before December 5, 1998. The complaint therefore does not assert any claims based on misrepresentations that were connected with any purchase of Invesco securities.[3]

C. Plaintiffs' Claims Do Not Otherwise Arise Under Federal Law

Invesco incorporates by reference the Omnibus Opposition Memorandum argument that these mutual-fund state-law claims are predicated on substantial federal issues. Under the rules governing these *amicus* briefs, plaintiffs rely on the "Omnibus reply brief" to respond to that argument. Plaintiffs add only that Invesco did not identify this argument as grounds in its removal notice. But a removing party cannot later urge new bases for removal in a brief opposing remand. Rather, the notice of removal filed within 30 days of the complaint must identify ***all*** grounds for federal jurisdiction. *See ARCO Envtl. Remediation, L.L.C. v. Department of Health & Envtl. Quality*, 213 F.3d 1108, 1117 (9th Cir. 2000); *Sonoma Falls Developers, L.L.C. v. Nev. Gold & Casinos, Inc.*, 272 F. Supp. 2d 919, 925 (N.D. Cal. 2003);

[3] If plaintiffs obtain evidence in the future that Invesco's misconduct began earlier, making Invesco's statements about its practice false earlier, then plaintiffs will revise their class claims to exclude purchasers during that earlier period.

Rogers v. Am. Airlines, Inc., 2001 U.S. Dist. Lexis 16570, at *5 (N.D. Tex. Oct. 10, 2001) (attached hereto as Exhibit 5); 16 MOORE'S FEDERAL PRACTICE § 107.30[2][a][iv] ("[a]mendment may be permitted after the 30-day period if the amendment corrects defective allegations of jurisdiction, but not to add a new basis for removal jurisdiction").

III. CONCLUSION

For the reasons set forth above and in the opening and reply briefs filed in support of the "omnibus" remand motion, this action was erroneously removed to federal court and should be remanded to the district court for the City and County of Denver, Colorado, where it was filed.

Dated: May 7, 2004

Respectfully submitted,
HAGENS BERMAN LLP

/s/ Erin K. Flory

Steve W. Berman
Erin K. Flory
1301 Fifth Avenue, Suite 2900
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594

Counsel for Plaintiffs

Exhibit 1

LEXSEE 2001 US DIST LEXIS 15943

MICHAEL SPIELMAN, on behalf of himself and all other similarly situated persons, Plaintiff, -v- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, Defendant.

01 CIV. 3013 (DLC)

UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK

2001 U.S. Dist. LEXIS 15943; Fed. Sec. L. Rep. (CCH) P91,619

October 9, 2001, Decided
October 9, 2001, Filed

SUBSEQUENT HISTORY: Appeal dismissed by, Request denied by, Request granted *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 2003 U.S. App. LEXIS 11719* (2d Cir. N.Y., June 13, 2003)

DISPOSITION: [*1] Plaintiff's motion to remand granted.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For Plaintiff: John M. Dillon, Stephen Moore, Caruso & Dillon, P.C., Mamaroneck, NY.

For Defendant: Edward J. Yodowitz, Jay B. Kasner, Jill Rennert, Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY.

JUDGES: DENISE COTE, United States District Judge.

OPINIONBY: DENISE COTE

OPINION:

OPINION & ORDER

DENISE COTE, District Judge:

This motion to remand requires a determination of whether representations concerning transaction fees for purchasing securities are representations made "in connection with" the securities. Plaintiff Michael Spielman ("Spielman"), on behalf of himself and other similarly situated individuals, originally filed this action for breach of contract and other related state law claims in New York Supreme Court in February 2001. Defendant Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") removed the action in April 2001, as preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), *15 U.S.C. § 78bb*(f). For the reasons discussed below, plaintiff's motion to remand is granted.

BACKGROUND

The facts alleged in the Complaint include the following. Merrill Lynch, a [*2] Delaware corporation with its principal place of business in New York, offers to clients a brokerage account known as the Cash Management Account ("CMA"). Spielman alleges that, according to Merrill Lynch marketing materials, the CMA allows clients, with certain exceptions, to buy eligible securities without having to pay a transaction fee. One type of security offered to CMA accountholders are "Holding Company Depository Receipts" ("HOLDRS"). Each HOLDRS investment consists of shares of common stock issued by twenty identified companies from specified industry sectors.

The plaintiff, a New York resident who became a CMA accountholder in February 1999, alleges that Merrill Lynch misled its CMA accountholders with a series of confusing statements. While Merrill Lynch represented that CMA clients are simply charged a flat annual fee of one percent of the total assets under management rather than transaction fees, it also represented that "under certain circumstances, other fees and expenses will apply," yet also that "the expenses associated with trading Utilities HOLDRS are expected to be less than trading each of the underlying securities separately." Spielman alleges that it was [*3] reasonable to conclude from Merrill Lynch's representations that a CMA accountholder could purchase HOLDRS receipts without having to a pay a transaction fee. Merrill Lynch, however, charged him a two percent transaction fee for each of his purchases of HOLDRS made at various times throughout 2000. n1

n1 Merrill Lynch argues that the transaction fee is actually an underwriting fee.

The plaintiff brings six state causes of action: breach of contract, breach of implied covenant of good faith and fair dealing, fraud, negligent misrepresentation, breach of fiduciary duty, and violation of Section 349 of the New York State General Business Law.

DISCUSSION

This motion implicates several of our nation's securities statutes. One of these is the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Pub. L. 104-67, 109 Stat. 737 (1995), which Congress passed to "provide uniform standards for class actions and other suits alleging fraud in the securities market." *Lander v. Hartford Life & Annuity Ins. Co., 251 F.3d 101, 107 (2d Cir. 2001).* **[*4]** The PSLRA is designed to prevent strike suits -- meritless class actions and other suits alleging fraud in the sale of securities. Id. According to Congress, it was enacted to "'protect investors and maintain confidence in our capital markets' by 'discouraging frivolous litigation.'" Id. (quoting H.R. Conf. Rep. 104-369 (1995)). The PSLRA established, among other things, heightened nationwide pleading requirements for class actions alleging fraud in the sale of national securities and a mandatory stay of discovery pending resolution of motions to dismiss. Id.

To avoid these constraints, many class action plaintiffs began bringing suit in state rather than federal court. Id. Congress responded by enacting SLUSA in 1998. SLUSA made federal court the "exclusive venue for class actions alleging fraud in the sale of certain covered securities" and mandated that these class actions be "governed exclusively by federal law." *Id. at 108.* The definition of a "covered" security is borrowed from the National Securities Markets Improvement Act of 1996 and includes any "security issued by an investment company that is registered, or that has filed a registration **[*5]** statement, under the Investment Company Act of 1940." *Id. at 109* (quoting *15 U.S.C. § 77r*(b)(2)). SLUSA itself provides that:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging --
>
> (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security . . .

15 U.S.C. § 78bb(f)(1). n2

n2 Under SLUSA, federal court is also the exclusive venue for suits alleging the "use[] or employment [of] any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." *15 U.S.C. § 78bb*(f)(1)(B).

SLUSA authorizes the removal of suits that meet the criteria of Section 78bb(f)(1).

> Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall **[*6]** be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

15 U.S.C. § 78bb(f)(2). Thus, in order to remove an action to federal court under SLUSA, the removing party must show that (1) the suit is a "covered" class action, (2) the claims in the action are based on state law, (3) the claims allege that one or more "covered" securities have been purchased or sold, and (4) that the defendant misrepresented or omitted a material fact "in connection with" the purchase or sale of such security. See *Shaev v. Claflin, 2001 U.S. Dist. LEXIS 6677,* *10, *No. C 01-0009, 2001 WL 548567,* at *4 (N.D. Cal. May 17, 2001); *Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270, 1272 (C.D. Cal. 2001).* A "covered" class action includes a lawsuit in which

> one or more named parties seek to recover damages on a representative basis on behalf of themselves and other unnamed parties similarly situated, and questions of law or fact common to those persons or members of the prospective class predominate over any questions affecting only individual persons or members . . . .

15 U.S.C. § 78bb **[*7]** (f)(5)(B)(i)(II).

The parties do not dispute that HOLDRS are securities covered by the Standards Act or that the first three of the four requirements for removal exist. Rather, the parties contest whether the representations at the core of this action, namely, Merrill Lynch's representations about transaction fees, are made "in connection with" the purchase of HOLDRS. If they are made in connection with covered securities, this action was properly removed. If not, then it must be remanded.

SLUSA does not define the phrase "in connection with the purchase or sale" of a covered security. Because this phrase tracks language in Section 10(b) of the Securities Exchange Act of 1934 ("Section 10(b)"), this Court will, as other courts have, rely upon the law arising under Section 10(b) to interpret SLUSA's requirement that the misrepresentation or omission be "in connection with" a purchase or sale of a security. See *Shaev, 2001 WL 548567*, at *4; *Gordon v. Buntrock, 2000 U.S. Dist. LEXIS 5977, No. 00 CV 303, 2000 WL 556763*, at *3 (N.D. Ill. April 28, 2000). But see *Shaw, 128 F. Supp. 2d at 1274*. For example, courts have relied upon the law interpreting Section 10(b) **[*8]** to hold that SLUSA does not apply to misrepresentations or omissions that occur in connection with holding a security, see *Gutierrez v. Deloitte & Touche, L.L.P., 147 F. Supp. 2d 584, 595 (W.D. Tex. 2001)*, and to hold that the scienter pleading requirements under PSLRA and Section 10(b) apply equally to SLUSA, see *Simon v. Internet Wire, Inc., 2001 U.S. Dist. LEXIS 4086, No. CV0013195, 2001 WL 688542*, at *2 (C.D. Cal. Apr. 3, 2001); *Green v. Ameritrade, Inc., 120 F. Supp. 2d 795, 798 (D. Neb. 2000); Burns v. Prudential Sec., 116 F. Supp. 2d 917, 922-23 (N.D. Ohio 2000).*

The decision to rely on the law arising under Section 10(b) rests on the conclusion that Congress's choice of identical statutory language should yield an identical interpretation. It is "familiar law that 'where Congress uses terms that have accumulated settled meaning under either equity or the common law, a court must infer, unless the statute otherwise dictates, that Congress means to incorporate the established meaning of these terms.'" *In re Chateaugay Corp., 89 F.3d 942, 947 (2d Cir. 1996)* (quoting *NLRB v. Amax Coal Co., 453 U.S. 322, 329, 69 L. Ed. 2d 672, 101 S. Ct. 2789 (1981)).* **[*9]** Caselaw interpreting the federal securities statutes thus provides the "background context against which we gauge congressional action." *Lander, 251 F.3d at 113.*

Section 10(b) requires that the fraud forbidden by that statute be in connection with the sale of a security. See *Brunjes v. Hoyt (In re Carter-Wallace, Inc. Sec. Litig.), 150 F.3d 153, 156 (2d Cir. 1998); Steiner v. Ames Dep't Stores, Inc. (In re Ames Dep't Stores Inc. Stock Litig.), 991 F.2d 953, 961-62 (2d Cir. 1993).* In alleging this element of a cause of action, "it is not sufficient [merely] to allege that a defendant has committed a proscribed act in a transaction of which the pledge of a security is a part." *Chem. Bank v. Arthur Andersen & Co., 726 F.2d 930, 943 (2d Cir. 1984).* Nonetheless, this element "must be read flexibly, not technically and restrictively" so that the statute will cover both typical and novel forms of fraud. *Superintendent of Ins. v. Bankers Life & Cas. Co., 404 U.S. 6, 10 n.7, 12, 30 L. Ed. 2d 128, 92 S. Ct. 165 (1971).* To satisfy this requirement, a plaintiff need only demonstrate "an injury as a **[*10]** result of deceptive practices 'touching' its purchase or sale of securities." *Steiner, 991 F.2d at 964* (quoting *Superintendent of Ins., 404 U.S. at 12-13).* Nevertheless, "the incidental involvement of securities [does] not implicate the anti-fraud provisions of the federal securities laws." *Pross v. Katz, 784 F.2d 455, 459 (2d Cir. 1986);* see also *Anatian v. Coutts Bank (Switzerland) Ltd., 193 F.3d 85, 88 (2d Cir. 1999).* The fraud must be "integral to the purchase and sale of the securities in question." *Pross, 784 F.2d at 459.*

In the usual case, the requisite connection between a fraud and a purchase or sale is present "when the fraud alleged is that the plaintiff bought or sold a security in reliance on misrepresentations as to its value." *Steiner, 991 F.2d at 967* (emphasis supplied). As Judge Friendly explained, the purpose of Section 10(b) "is to protect persons who are deceived in securities transactions -- to make sure that buyers of securities get what they think they are getting." *Chem. Bank, 726 F.2d at 943* (emphasis supplied). The Second Circuit has construed **[*11]** the requirement broadly, "holding that Congress, in using the phrase 'intended only that the device employed . . . be of a sort that would cause reasonable investors to rely thereon, and, in connection therewith, so relying, cause them to purchase or sell a corporation's securities.'" *Brunjes, 150 F.3d at 156* (quoting *Sec. & Exch. Comm'n v. Texas Gulf Sulphur Co., 401 F.2d 833, 860 (2d Cir. 1968));* see also *Press v. Chem. Inv. Serv. Corp., 166 F.3d 529, 537 (2d Cir. 1999).* Consistent with these principles courts have stated that the requirement is satisfied where a plaintiff alleges a misrepresentation "concerning the value of the securities . . . sold or the consideration . . . received in return." *Saxe v. E.F. Hutton & Co., Inc., 789 F.2d 105, 108 (2d Cir. 1986);* see also *Chem. Bank, 726 F.2d at 943; Hoffman v. TD Waterhouse Inv. Serv., 148 F. Supp. 2d 289, 290 (S.D.N.Y. 2001).* Applying these principles, courts have found an alleged misrepresentation or omission to be "in connection with" the purchase or sale of securities when it concerned the prompt access to the proceeds of a **[*12]** Treasury bill transaction, *Press, 166 F.3d at 537,* but not when it involved misrepresentations as to the authority to extend credit, *Anatian, 193 F.3d at 88;* the execution of trades after previously confirming a plaintiff's order to cancel the trades, *Hoffman, 148 F. Supp. 2d at 291;* or an investment advisor's misrepresentations regarding his credentials when the advice rendered did not relate to the investment quality of the securities at issue, *Laub v. Faessel, 981 F. Supp. 870, 873 (S.D.N.Y. 1997).*

The defendant relies on *Marbury Management, Inc. v. Kohn, 629 F.2d 705 (2d Cir. 1980)* and *A.T. Brod &*

Co. v. Perlow, 375 F.2d 393 (2d Cir. 1967), for the proposition that Section 10(b)'s "in connection with" requirement is satisfied even when the alleged misrepresentation does not relate to the value of the securities sold or the consideration received. Both of these cases, however, are consistent with the Second Circuit's reading of "in connection with" as limiting Section 10(b) to misrepresentations concerning value or consideration. In A.T. Brod, the Second Circuit found that **[*13]** an investor's promise to buy securities violated Section 10(b) when the investor intended to pay the broker for the securities only if the market value had increased on the date payment was due. *A.T. Brod, 375 F.2d at 397.* The investor's promise to pay was connected to the broker's purchase and subsequent sale of the securities because it "related to the value of the consideration." *Hoffman, 148 F. Supp. 2d at 291.* The promise "'tricked [the broker] into parting with something . . . for a consideration known to the buyer not to be what it purports to be'" -- namely, a promise to pay the full amount when due. *Sec. & Exch. Comm'n v. Drysdale Sec. Corp., 785 F.2d 38, 42 (2d Cir. 1986)* (quoting *Chem. Bank, 726 F.2d at 943);* see also *Weiss v. Wittcoff, 966 F.2d 109, 112 (2d Cir. 1992).*

In Marbury, the alleged fraud concerned the risk involved in purchasing securities on the advice of a trainee at a brokerage firm who led investors to believe he was a licensed stockbroker. Acting on the trainee's advice about particular securities, the plaintiffs purchased securities they may otherwise have deemed **[*14]** too risky. *Marbury, 629 F.2d at 708.* The trainee's misrepresentation of his qualifications was "in connection with" the investors' purchase or sale of securities because it "related to the value of the shares -- specifically, the reliability of the trainee's valuation" of the stocks purchased by the plaintiffs. *Suez Equity Investors, L.P. v. Toronto-Dominion Bank, 250 F.3d 87, 97 (2d Cir. 2001).* In other words,

> although the misrepresentation in Marbury Management did not go to the intrinsic investment characteristics of the stock, it did go to the investment quality of the stock purchases because, had the plaintiffs known that their "broker" was an inexperienced trainee, they asserted they would not have accepted his recommendations, especially given their initial reservations.

Manufacturers Hanover Trust Co. v. Drysdale Sec. Corp., 801 F.2d 13, 22 (2d Cir. 1986) (emphasis in original).

The present case presents an issue similar to one that the Second Circuit and this Court declined to reach in *Feinman v. Dean Witter Reynolds, Inc., 1995 U.S. Dist. LEXIS 13757, No. 94 CIV. 7798, 1995 WL 562177,* at *3 (S.D.N.Y. Sept. 21, 1995), **[*15]** aff'd, *84 F.3d 539, 541 n.1 (2d Cir. 1996).* In Feinman, the plaintiffs alleged that brokerage firms charged hidden commissions by mislabeling the amount as transaction fees. It was unnecessary to reach the issue of whether the representations regarding the fees were "in connection with" the underlying securities since the Section 10(b) claims were dismissed on other grounds. The only other case that appears to have considered a similar claim is *Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270 (C.D. Cal. 2001),* where the plaintiff claimed that the brokerage firm misrepresented the commission structure. Declining to read SLUSA's requirements as broadly as those of Section 10(b), the District Court held that the alleged misrepresentations were not "intrinsically related" to the securities but were instead related to the "vehicle" for delivery of the securities, and remanded the action to state court. *Id. at 1274.*

The misrepresentations alleged here are not integral to the purchase of HOLDRS. Although Spielman has alleged that Merrill Lynch made statements regarding the fees that CMA accountholders would be charged when purchasing **[*16]** Utilities HOLDRS securities, these statements did not concern the value of those securities, or the consideration received in return for trading the securities. While the transaction fees charged by Merrill Lynch affect the cost of trading, this cost is part of Merrill Lynch's bargain with its accountholders and is not sufficiently connected to the underlying securities to meet the requirement that the misrepresentation about those fees be "in connection with" the purchase or sale of covered securities. Accordingly, the case is remanded.

CONCLUSION

The plaintiff's motion to remand is granted and the case is returned to New York Supreme Court. The Court declines to decide the defendant's motion to dismiss.

SO ORDERED:

Dated: New York, New York

October 9, 2001

DENISE COTE

United States District Judge

Exhibit 2

MICHELLE GRABOW, on behalf of herself and others similarly situated, Plaintiff, v. PRICEWATERHOUSECOOPERS LLP, a Delaware limited liability partnership, Defendant.

Case No. 04-CV-0046-EA (M)

UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF OKLAHOMA

2004 U.S. Dist. LEXIS 6714

April 5, 2004, Decided
April 5, 2004, Filed

DISPOSITION: [*1] Plaintiff's Motion to Remand was granted.

CASE SUMMARY:

PROCEDURAL POSTURE: Plaintiff shareholder filed a class action suit against defendant public accounting firm in the District court in and for Tulsa County (Oklahoma) seeking damages arising from the firm's alleged professional negligence. The shareholder asserted state law based claims. The firm removed the suit on the basis of federal question jurisdiction. Pursuant to *28 U.S.C.S. § 1447*(c), the shareholder moved to remand the case back to the state court.

OVERVIEW: The shareholder alleged that the firm had failed to discover and report late trading by employees working for a family of funds, in which she and the other class members were invested, and that the firm had failed to take appropriate action to discourage or prevent market timing. The firm contended that although the shareholder had alleged state law claims, the suit was properly removed to the court pursuant to *15 U.S.C.S. § § 77p*(b), (c), 78bb(f)(1), (2), of the Securities Litigation Uniform Standards Act (SLUSA), *15 U.S.C.S. § § 77p,* 78bb, because the suit contained allegations that it had made an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security. The court disagreed. SLUSA did not preempt the shareholder's claims because she did not allege that the firm's misrepresentations had caused her or the other class members to buy or sell their shares in the fund. The damages she claimed related solely to injuries arising from the retention of securities. SLUSA did not apply to claims dealing solely with the retention of securities, and its language could not be stretched to encompass third party purchases.

OUTCOME: The court granted the motion to remand and ordered the clerk to remand the case back to the state district court.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For MICHELLE GRABOW, plaintiff: Ray Thompson Hillis, David James Schaffer, Titus Hillis & Reynolds PC, Tulsa, OK.

For PRICEWATERHOUSECOOPERS, LLP, defendant: Jack LeDrew Neville, Jr, Russell A Cook, Hartzog Conger Cason & Neville, Oklahoma City, OK.

For PRICEWATERHOUSECOOPERS, LLP, defendant: Michael R Young, John R Oller, Scott S Rose, Willkie Farr & Gallagher, New York, NY.

JUDGES: CLAIRE V. EAGAN, UNITED STATES DISTRICT JUDGE.

OPINIONBY: CLAIRE V. EAGAN

OPINION:

ORDER

This removed action comes before the Court pursuant to plaintiff's Motion to Remand (Dkt. # 5) filed January 28, 2004. As set forth in the Class Action Petition filed in state court, plaintiff Michelle Grabow, on behalf of certain investors and shareholders in the Janus Family of Funds ("Funds"), brought this action against PricewaterhouseCoopers LLP ("PWC"), a certified public accounting firm. The claims arise from PWC's alleged professional negligence in connection with its audits of the Funds. In particular, plaintiff alleges that defendant failed to discover and report that the Funds were permitting late trades by certain investors, *i.e.*, "market timers, **[*2]** " and failed to take appropriate action to discourage, prevent, or stop market timing. Plaintiff asserts three state common law claims: negligence, negligent misrepresentation, and aiding and abetting a breach of fiduciary duty. Defendant removed to federal court on the basis of federal question jurisdiction. Specifically, defendant asserts that this action is removable pursuant to the Securities Litigation Uniform Standards Act ("SLUSA"), *15 U.S.C. § § 77p(b), (c), 78bb(f)(1), (2).*

I.

The removal statutes require a case to be remanded to state court if at any time before final judgment it appears the court lacks subject matter jurisdiction. *28 U.S.C. § 1447(c).* Federal courts are courts of limited jurisdiction. The party seeking to invoke the jurisdiction of the federal courts has the burden of proving the existence of jurisdiction, and the burden of proof in removal cases is on the defendant. See *McNutt v. General Motors Acceptance Corp. of Indiana, 298 U.S. 178, 189, 80 L. Ed. 1135, 56 S. Ct. 780 (1936)*; see also *Wilson v. Republic Iron & Steel Co., 257 U.S. 92, 97, 66 L. Ed. 144, 42 S. Ct. 35 (1921).* The removing defendant **[*3]** bears the burden of establishing federal court jurisdiction at the time of removal, and not by supplemental submission. *Laughlin v. Kmart Corp., 50 F.3d 871, 873 (10th Cir. 1995)*; see *Herber v. Wal-Mart Stores, 886 F. Supp. 19, 20 (D. Wyo. 1995)* (holding that the jurisdictional allegation is determined as of the time of the filing of the notice of removal).

The two portions of the SLUSA cited by defendant in support of its Notice of Removal provide:

> (b) Class action limitations
>
> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging --
>
> > (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
> >
> > (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.
>
> (c) Removal of covered class actions
>
> Any covered class action brought in any State court involving a covered security as set forth in subsection (b), shall be removable to the Federal district court for the **[*4]** district in which the *action is pending, and shall be subject to* subsection (b).

15 U.S.C. § § 77p(b), (c).

> (f) Limitations on remedies
>
> (1) Class action limitations
>
> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
>
> > (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or
> >
> > (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.
>
> (2) Removal of covered class actions
>
> Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

15 U.S.C. § 78bb(f)(1), (2). For purposes of this motion, there is no dispute that this is a "covered class action," that the petition is based on state law claims, or that it involves allegations as to "covered" securities. **[*5]** The issue is whether the allegations involve misrepresentations "in connection with the purchase or sale" of a covered security.

Since SLUSA does not define the term "in connection with the purchase or sale" of a covered security, courts interpreting the term in SLUSA have consistently relied upon decisions interpreting the same term in section 10(b) of the Securities Exchange Act of 1934 (*15 U.S.C. § 78j*) and Securities Exchange Commission Rule 10b-5 (*17 C.F.R. § 240.10b-5*). See, e.g., *Behlen v. Merrill Lynch, 311 F.3d 1087, 1093 (11th Cir. 2002)*. Where no purchase or sale of a security has been transacted by the claimant who seeks damages under *section 10(b)* or *Rule 10b-5*, the "in connection with" requirement is not met. *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 749, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975)*. Hence, SLUSA does not preempt a state law claim where the plaintiff does not allege that defendant's misrepresentations caused him or her to buy or sell a security. See, e.g., *Meyer v. Putnam Int'l Voyager Fund, 2004 U.S. Dist. LEXIS 2545, No. CIV.A. 03-12214-WGY, 2004 WL 199833 (D. Mass. Jan. 27, 2004)*; *Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 711 (S.D.N.Y. 2003)*; **[*6]** *Shaev v. Claflin, 2001 U.S. Dist. LEXIS 6677, No. C 01-0009 MJJ, 2001 WL 548567 (N.D. Cal. May 17, 2001)*; *Gordon v. Buntrock, 2000 U.S. Dist. LEXIS 5977, No. 00 CV 303, 2000 WL 556763* (N.D. Ill. April 28, 2000). "SLUSA does not apply to claims dealing *solely* with the retention of securities, rather than with purchase or sale." *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1345 (11th Cir. 2002)* (emphasis in original).

II.

Plaintiff's claims, by their very nature, relate solely to injuries arising from the retention of securities, and not from the purchase or sale. There is no allegation that PWC's audits caused plaintiff to buy or sell her shares; the sole allegation is that plaintiff continued to hold her shares based upon PWC's misrepresentations or omissions as to the market timing permitted by The Funds. Plaintiff defined the putative class as "all shareholders in the Janus Family of Funds who owned shares at any time from January 1, 2000, to the present and who were harmed or damaged by PWC's negligence as described herein." Class Action Petition, P 9 (Notice of Removal, Dkt. # 1, Ex. A). n1 Other paragraphs in the petition reference the class as those who "are **[*7]** or were shareholders of the respective Funds" (P 14) and "buy and hold investors" (PP 20, 28). Another paragraph references the alleged injury as "long term shareholder losses" (P 43). The petition makes it clear that the alleged losses are losses to the Funds realized by those shareholders who held their securities based upon the alleged misrepresentations or omissions, not those shareholders who bought and sold as a result of PWC's actions. Thus, while plaintiff's definition of the putative class does not explicitly exclude investors who bought or sold covered securities during the time period relevant to the litigation, e.g., *Gutierrez v. Deloitte & Touche. L.L.P., 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001)*, there is no allegation in the petition as to any fraud or loss arising in connection with the purchase or sale of a security.

n1 Although plaintiff amended her petition after removal to specifically exclude claims relating to the purchase or sale of securities (see Dkt. # 2, PP 1, 9), the Court must determine subject matter jurisdiction at the time of removal. See, e.g., *Laughlin, 50 F.3d at 873*; *Pfeiffer v. Hartford Fire Ins. Co., 929 F.2d 1484, 1488 (10th Cir. 1991)*.

[*8]

Defendant argues that the petition's reference to certain statements in the Funds' prospectuses and other public documents is sufficient to bring the plaintiff's allegations within SLUSA's ambit. In particular, defendant directs the Court's attention to paragraph 31 of the petition which references a policy statement in the Funds' prospectuses as an example of the Funds' repeated assurances to investors that market timing would not be tolerated. Paragraph 31 also alleges that "PWC owed a duty to the investors of the shares of the mutual funds to test for and detect any of this excessive trading or market timing as per the dictates of the prospectuses and other public documents filed by the mutual fund and signed off on by PWC." Class Action Petition, P 31 (Notice of Removal, Dkt. # 1, Ex. A). Defendant further argues that paragraphs 53, 54, 57, and 58 of the petition incorporate the allegations of paragraph 31.

Defendant's argument might succeed if plaintiffs had sued the Funds based upon the policy statement provided by the Funds in the prospectus. It fails because plaintiffs have sued PWC not based on the prospectus, but based on information that PWC provided, or failed to provide, **[*9]** as a result of its audits. Thus, defendant's reliance upon *Prof'l Mgmt. Assocs. v. KPMG LLP, 335 F.3d 800 (8th Cir. 2003)* (hereinafter referenced as "PMA"), and *Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598 (D. Del. 2002)*, is misplaced. The PMA case involved state law claim of negligence, negligent misrepresentation and aiding and abetting breach of fiduciary duty in connection with an outside auditor's audits of Green Tree Financial corporation. The PMA court wrote that "SLUSA governs when a complaint 'can reasonably be read as alleging a ... purchase of a covered security made in reliance on the allegedly faulty information provided [to the plaintiff] and to putative class members by [the defendant].'" *335 F.3d at 803*. The PMA complaint alleged: "As a direct result of Green Tree's false and misleading financial statement, and KPMG's false reports thereon, [PMA] and class members ... bought and retained their Green Tree shares, and did not sell their shares, in the belief that said shares were properly valued in the market ...." *335 F.3d at 802* (emphasis **[*10]** added). Thus, the complaint could "reasonably be read" to require SLUSA preemption. The petition in this matter contains no reference to class members who bought securities.

Similarly, the Zoren case involved allegations of fraud, misrepresentation and deception in public offerings relied upon by the investor plaintiffs. *195 F. Supp. 2d at 603-04*. Public offerings, by their very nature, involve the purchase of securities. Plaintiff in this matter has not alleged that the Funds misrepresented anything in the prospectus; she has simply alleged that the Funds acted in contravention of the statements made in the prospectus, and defendant PWC failed to make that known to the shareholders. In other words, plaintiff's damages are not based upon any prospectus statement made by the Funds; they are based on defendant's failure to discover and report the market timing permitted by the Funds in contravention of the statements in the prospectus and other documents.

In a related argument, defendant contends that the plaintiff's broad definition of the class necessarily includes shareholders who bought or sold shares after January 1, 2000. Yet, as the court in Shaev recognized, **[*11]** the fact that some shareholders may have purchased securities in the Funds after the class definition date does not link the alleged misleading conduct with the purchases. *2001 U.S. Dist. LEXIS 6677, 2001 WL 548567 at *6*. There is no allegation that purchasers bought their securities based upon any representations or omissions made by PWC. This is not a "mixed" claim involving purchasers or sellers as well as holders of securities. See *Riley, 292 F.3d at 1345*; *Cape Ann Investors LLC v. Lepone, 296 F. Supp. 2d 4, 2003 WL 22946491 (D. Mass., 2003)*; *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14, 19 (S.D.N.Y. 2001)*.

Finally, defendant argues that, since the allegations involve purchases and sales by market timers, the "in connection with" requirement of SLUSA is met by the third party purchases. However, defendant cites no authority in support of this proposition, and there is authority to the contrary. See *Meyer, 2004 U.S. Dist. LEXIS 2545, 2004 WL at 3*. It is too much of a stretch to say that the "in connection with" requirement is met because someone other than the plaintiff purchased or sold a security. It is the injured **[*12]** party's decision to purchase or sell securities in reliance upon a misrepresentation or omission -- not the purchase or sale by a disinterested third party -- which gives rise to a SLUSA preemption.

Several cases point out that Congress passed SLUSA in order to close a loophole in the *1995 Private Securities Litigation Reform Act* ("PSLRA"). E.g., *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 332 F.3d 116, 123 (2d Cir. 2003)*. The loophole allowed plaintiffs to circumvent the PSLRA's more stringent procedural and substantive requirements for private securities actions in federal courts by alleging state law causes of action in state courts. Id. However, as at least one court has recognized, Congress was aware of the Supreme Court's interpretation of *§ 10(b) of the 1934 Act*; nevertheless, Congress did not expand the scope of actions covered by SLUSA to holders of securities in addition to sellers and purchasers. See *Gordon, 2000 U.S. Dist. LEXIS 5977, 2000 WL 556763*, at *4. Although this Court recognizes that SLUSA is to be broadly applied, e.g., *Zoren, 195 F. Supp. 2d at 603*, its language cannot be stretched to encompass the interpretation urged by **[*13]** defendant. The Court does not read the petition to include any allegation of harm caused by misrepresentations or omission in connection with the purchase or sale of a covered security.

III.

Accordingly, the Motion to Remand (Dkt. # 5) is **GRANTED.** The Court hereby orders the Court Clerk to remand this case to the District Court in and for Tulsa County.

Dated this 5th day of April, 2004.

CLAIRE V. EAGAN

UNITED STATES DISTRICT JUDGE

Exhibit 3

LEXSEE 2002 US DIST LEXIS 22485

DAVID SHEN, et al., Derivatively On Behalf of L90, Inc., Plaintiffs, v. JOHN C. BOHAN, et al., Defendants, -and- L90, INC., Nominal Defendant

CASE NO.: CV 02-7268 ABC (PJWx)

UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

2002 U.S. Dist. LEXIS 22485; Fed. Sec. L. Rep. (CCH) P92,223

October 16, 2002, Decided
October 16, 2002, Filed; October 17, 2002, Entered

DISPOSITION: [*1] Plaintiff's Motion to Remand GRANTED and action remanded to state court. Plaintiffs' request for attorney's fees and costs DENIED.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For David Shen, PLAINTIFF: Marc M Umeda, Robbins Umeda & Fink, San Diego, CA USA. Roger B Greenberg, Schwartz Junell Campbell & Oathout, Houston, TX USA.

For John C Bohan, Christopher J Cardinali, Mitchell Cannold, William M Apfelbaum, Peter G Diamandis, Peter Sealey, Glenn S Meyers, G Bruce Redditt, L90 Inc, DEFENDANTS: Thomas J Nolan, Howrey Simon Arnold & White, Los Angeles, CA USA. Robert E Gooding, Jr, Howrey Simon Arnold & White, Irvine, CA USA. Roman E Darmer, II, Howrey Simon Arnold & White, Irvine, CA USA.

JUDGES: AUDREY B. COLLINS, UNITED STATES DISTRICT JUDGE.

OPINIONBY: AUDREY B. COLLINS

OPINION:

ORDER REMANDING THE ACTION TO STATE COURT

BC 270544

Before the Court is Plaintiffs' Motion to Remand this action to state court. Plaintiffs contend that Defendants improperly removed this action to federal court under the Securities Litigation Uniform Standards Act of 1998. Having reviewed and considered Plaintiffs' Motion to Remand, Defendants' Opposition, Plaintiffs' Reply, all attached declarations and the applicable law, [*2] the Court finds the Motion suitable for decision without oral argument. See *Fed. R. Civ. Pro. 78*; Local Rule 7-15. For the reasons detailed below, the Court GRANTS Plaintiffs' Motion to Remand.

I. BACKGROUND

Plaintiffs David Shen and Joseph Catalano commenced this action in Los Angeles Superior Court by filing two shareholder derivative actions on March 22, 2002, and March 25, 2002, respectively. On June 20, 2002, the state court consolidated the two actions pursuant to stipulation of counsel. Plaintiffs then filed a Consolidated Complaint in state court on August 23, 2002. Unlike the first two complaints, the Consolidated Complaint's first cause of action includes a class action for breach of fiduciary duty related to shareholder voting rights. Complaint P102. The Complaint's other five claims are all shareholder derivative actions, as opposed to class actions.

On September 18, 2002, Defendant MaxWorldwide, Inc. (formerly L90, Inc.) and several individual defendants n1 removed this action to federal court pursuant to the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). Pub. L. No. 105-353, 112 Stat. 3227 (codified as amended in scattered sections of 15 U. [*3] S.C.). Defendants contend that SLUSA preempts Plaintiffs' first cause of action. Notice of Removal P4. On September 30, 2002, Plaintiffs moved to remand this action to state court.

n1 The individual defendants include Christopher J. Cardinali, Mitchell Cannold, William M. Apfelbaum, Peter G. Diamandis, Peter Sealey, Glenn S. Meyers, and G. Bruce Redditt. Defendants John C. Bohan and Thomas

A. Sebastian filed separate joinders in the Notice of Removal on September 18, 2002, as well.

II. DISCUSSION

In enacting SLUSA, Congress sought to prevent litigants from strategically pursuing meritless class actions in state court in an effort to evade the protections of federal law. See H.R. Conf. Rep. 105-803 at 13. SLUSA, therefore, preempts and mandates removal of any (1) covered class action, (2) based on state law, (3) alleging a misrepresentation or omission of a material fact or act of deception; (4) in connection with the purchase or sale of a covered security. See *15 U.S.C. § 78bb* **[*4]** (f)(1); *Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598, 603 (D. Del. 2002).*

Plaintiffs advance three arguments in support of their motion to remand. First, Plaintiffs argue that SLUSA is inapplicable here because their class action does not meet the test for a "covered class action." Second, Plaintiffs contend that they did not bring the first cause of action "in connection with the purchase or sale of a covered security." Plaintiffs' final argument relies on an exception under SLUSA known as the Delaware carve-out. Because Plaintiffs' first two arguments have persuaded the Court, the Court will not address whether the Delaware carve-out applies here.

1. Plaintiffs' Class Action Is Not a "Covered Class Action" Under SLUSA

SLUSA defines a "covered class action" as one in which either (1) damages are sought on behalf of more than 50 persons or prospective class members or (2) one or more named parties seek to recover damages on a representative basis. See *15 U.S.C. § 77p*(f)(2)(A)(i) (emphasis added). Plaintiffs maintain that because they are only seeking equitable relief, and not damages, under the first cause of action, **[*5]** the action is not a "covered class action." See Complaint P114 (requesting that the Court exercise its equitable powers with respect to the first cause of action because there is no adequate remedy at law). Defendants point the Court to Plaintiffs' prayer for relief in which Plaintiffs clearly request damages. See Complaint PB. Defendants insist the action is covered under SLUSA, arguing that Plaintiffs have requested damages and, even if they had not, courts have allowed removal even where a class did not include damages in its prayer for relief. The Court finds that each of the cases cited by Defendants is distinguishable from the instant case.

The cases Defendants rely upon are inapposite because they involve class actions exclusively, and Plaintiffs' action primarily concerns shareholder derivative claims. See *Zoren, 195 F. Supp. 2d at 600* (dismissing class action alleging breach of fiduciary and contractual duties); *Bertram v. Terayon Communications Sys., 2001 U.S. Dist. LEXIS 6215, 2001 WL 514358* at *1 (C.D. Cal. 2001) (involving action brought "on behalf of and for the benefit of members of the general public"); *Gibson v. PS Group Holdings, Inc., 2000 U.S. Dist. LEXIS 3158, 2000 WL 777818* at *1 (S.D. Cal. 2000) **[*6]** (remanding class action brought on behalf of plaintiff and a class of shareholders). Defendants argue that because Plaintiffs have made an unambiguous request for damages, Plaintiffs' action is a "covered class action." However, the Court concludes that Plaintiffs' prayer for damages clearly relates to the derivative claim and not the class claim, rendering the action outside of the purview of SLUSA.

To qualify as a "covered class action" under SLUSA, plaintiffs must seek damages on behalf of a class, and not on behalf of the company as part of a shareholder derivative action. Compare *15 U.S.C. § 77p*(f)(2)(A) with *15 U.S.C. § 77p*(f)(2)(B). Citing Zoren, Defendants suggest that the Court should look to the complaint as a whole, and not attempt to pair the relief with the claim, in determining whether SLUSA mandates removal. However, in crafting SLUSA's language, Congress defined "covered class action" to capture mass actions and specifically excluded shareholder derivative actions. See S. Rep. 105-182 at 9. As such, Plaintiffs' request for damages in connection with the shareholder derivative actions **[*7]** does not render the action removable under SLUSA.

Defendants argue that, even if Plaintiffs had not requested damages at all, the action would still be removable under the reasoning in Gibson and Bertram. The Court disagrees. In Gibson, the procedural history suggested that the "plaintiff had selectively omitted the damages prayer form his Amended Complaint to defeat removal." *2000 U.S. Dist. LEXIS 3158, 2000 WL 777818* at *3. In Bertram, the court doubted the plaintiffs only sought equitable relief when the plaintiffs' prayer for relief was indistinguishable from the money damages remedy usually sought in securities cases. *2001 U.S. Dist. LEXIS 6215, 2001 WL 514358* at *3. Both courts expressed concerns that the plaintiffs were deceptively evading the protections that SLUSA provides. *2001 U.S. Dist. LEXIS 6215,* [WL] at *4; *2001 U.S. Dist. LEXIS 3158, 2001 WL 777818* at *3.

However, the Gibson and Bertram courts' reasoning does not apply where there is no evidence that the plaintiffs are fraudulently pleading to circumvent SLUSA. See *In re Waste Management Inc., 194 F. Supp.2d 590, 596 (S.D. Tex. 2002)* (remanding shareholder class action to state court where there was no evidence that shareholders attempted to **[*8]** fraudulently plead around SLUSA to avoid removal, and non-removal clause prohibited removal of federal securities claims brought in state court); *Wald v. C.M. Life Ins. Co., 2001 U.S. Dist. LEXIS 2593, 2001 WL 256179* at *6 (N.D. Tex. 2001) (rejecting SLUSA preemption where plaintiff sought only declaratory and injunctive relief, and there was no indication that the plaintiff attempted to manipulate the system). Here, Plaintiffs' current prayer for damages is identical to the prayer in their original complaints, which asserted only derivative actions. While Plaintiffs did amend their Consolidated Complaint to include a class action claim, the record does not suggest that the amended pleadings are the result of deception. Instead, Plaintiffs subsequently added the class action claim because the alleged injury which it details occurred after the original complaints were filed. n2 The original prayer for damages for the derivative claims was simply "carried over" in the amended Consolidated Complaint. While Plaintiffs undoubtedly fashioned their pleadings to preserve a state forum, there is no indication that the pleadings are deceptive or fraudulent. Therefore, under the circumstances of this case, **[*9]** the Court will not grant removal in an effort to prevent the thwarting of SLUSA.

n2 Plaintiffs assert that Defendants failed to have the annual shareholders meeting before June 3, 2002, resulting in Plaintiffs' voting disenfranchisement. Pls.' Reply at 2:4-6.

2. Plaintiffs Did Not Bring the Class Action "In Connection With" the Purchase or Sale of Securities

In arguing that Plaintiffs brought the class action claim "in connection with" the purchase or sale of a covered security, Defendants urge a broad reading of the statutory language that would not require that Plaintiffs be the actual purchasers or sellers of the security. Under a narrower interpretation of the "in connection with" requirement, Plaintiffs argue that because they are alleging Defendants diluted their shareholder voting rights when stock was issued to acquire DoubleClick, the first cause of action was not brought "in connection with" the purchase or sale of securities. SLUSA does not define the phrase "in connection with" the purchase **[*10]** or sale of a covered security. However, "in the absence of a plaintiff or class of plaintiffs who purchased or sold a covered security, removal is not authorized by [SLUSA]." *Shaev v. Claflin, et al., 2001 U.S Dist. LEXIS 6677, 2001 WL 548567* at *6 (N.D. Cal. 2001).

In Shaev, as in the instant case, the plaintiffs' claims were unrelated to the plaintiffs' purchase or sale of a security. Instead, a class of shareholders alleged that the defendants' adjustment of the company's stock options diluted the existing shareholders' interests. Relying on the interpretation of similar language in Section 10(b) of the Securities Exchange Act of 1934, the Shaev court held that the "in connection with" requirement was not satisfied. Here, Plaintiffs are similarly arguing that their voting rights, as L90 shareholders, were diluted when Defendants issued stock. The Court finds Shaev persuasive and follows it.

Defendants have not established that Plaintiffs brought the class action claim "in connection with" the purchase or sale of securities to satisfy the requirements for removal. The removing parties bear the burden of establishing the facts necessary to show that federal jurisdiction exists. **[*11]** See, e.g., *Prize Frize, Inc. v. Matrix Inc., 167 F.3d 1261, 1265 (9th Cir. 1999).* Removal jurisdiction should be strictly construed to limit, not expand, federal jurisdiction. Id. Any doubts concerning removal must be resolved against removal and in favor of remanding the case back to state court. See, e.g., *Duncan v. Stuetzle, 76 F.3d 1480, 1485 (9th Cir. 1996)* (citation omitted). Defendants have not shown that removal would be proper here.

III. CONCLUSION

For the foregoing reasons, the Court hereby GRANTS Plaintiff's Motion to Remand and REMANDS the action to state court. The Court, in its discretion, DENIES Plaintiffs' request for attorney's fees and costs incurred in remanding this action.

DATED: Oct. 16, 2002

AUDREY B. COLLINS

UNITED STATES DISTRICT JUDGE

Exhibit 4

WAI CHINN, individually and on behalf of all those similarly situated, Plaintiffs, v. ROBERT A. BELFER, NORMAN P. BLAKE, JR., RICHARD CAUSEY, RONNIE C. CHAN, JOHN H. DUNCAN, JOE E. FOY, ANDREW S. FASTOW, WENDY L. GRAMM, KEN L. HARRISON, ROBERT JAEDICKE, KEN L. LAY, CHARLES A. LEMAISTRE, REBECCA MARK-JUSBASCHE, JOHN MENDELSOHN, JEROME J. MEYER, PAULO V. FERRAZ PEREIRA, FRANK SAVAGE, JEFFREY K. SKILLING, JOHN A. URQUHART, CHARLS WALKER, JOHN WAKEHAM, BRUCE WILLISON, HERBERT S. WINOKUR, JR., LJM CAYMAN LP, LJM2 CAYMAN CO-INVESTMENT LP, CHEWCO INVESTMENTS L.P., JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP, and ARTHUR ANDERSEN LLP, Defendants.

CV 02-00131-ST

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF OREGON

2002 U.S. Dist. LEXIS 20343

June 19, 2002, Decided

DISPOSITION: **[*1]** Plaintiff's motion to remand granted. Defendant Andersen's cross-motion to stay denied. Plaintiffs' oral motion to amend denied as moot; and case remanded to state court.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For Wai Chinn, Plaintiff: Robert S. Banks, Jr., Banks Law Office, P.C., Portland, OR. Robert C. Schubert, Juden Justice Reed Schubert & Reed LLP, San Francisco, CA.

For Robert A. Belfer, Norman P. Blake, Jr., Ronnie C. Chan, John H. Duncan, Joe E. Foy, Wendy L. Gramm, Robert Jaedicke, Charles A. LeMaistre, John Mendelsohn, Paulo V. Ferraz Pereira, Frank Savage, Charls Walker, John Wakeham, Herbert S. Winokur, Jr., Defendants: Jeffrey C. Dobbins, PERKINS COIE, LLP, Portland, OR. Paul T. Fortino, Perkins Coie LLP, Portland, OR.

For Ken L. Harrison, Defendant: Amy Joseph Pedersen, Tonkon Torp LLP, Portland, OR. William F. Martson, Jr, Tonkon Torp LLP, Portland, OR. Zachary W L Wright, Tonkon Torp LLP, Portland, OR.

For Arthur Andersen LLP, Defendant: Carl R Neil, Lindsay, Hart, Neil & Weigler, LLP, Portland, OR. Jay W. Beattie, Lindsay, Hart, Neil & Weigler, LLP, Portland, OR.

JUDGES: Janice M. Stewart, United States Magistrate Judge.

OPINIONBY: Janice M. Stewart

OPINION: **[*2]**

FINDINGS AND RECOMMENDATIONS

STEWART, Magistrate Judge:

INTRODUCTION

On January 9, 2002, plaintiffs commenced this class action in Multnomah County Circuit Court against former officers and directors of Enron Corporation ("Enron"), Enron's outside auditing firm, and several privately held entities relating to Enron. The Complaint alleges claims under Oregon law for negligent misrepresentation, common law fraud, and breach of fiduciary duty.

On February 1, 2002, defendants timely removed this action from state court pursuant to *28 USC § § 1441* and 1446 and the Securities Litigation Uniform Standards Act of 1998, Pub L No 105-353, 112 Stat 3227 ("SLUSA"), asserting that plaintiffs' Complaint is removable and should be dismissed pursuant to *15 USC § 77p*(c). SLUSA mandates removal and automatic dismissal of any (1) "covered class action" that (2) purports to be based on state law (3) alleging a misrepresentation or omission of material fact "in connection with" the purchase or sale of (4) a "covered security." *15 USC § 77p*(b) & (c). Plaintiffs then filed a Motion to Remand (docket # 6), arguing that [*3] the Complaint does not allege reliance on misrepresentations or omissions made "in connection with the purchase or sale of a covered security" as required for removal under SLUSA, *15 USC § 77p*(b)(2).

After removal, Arthur Andersen LLP ("Andersen") named this action in a Notice of Potential Tag-Along actions filed on February 25, 2002 with the Judicial Panel on Multidistrict Litigation (the "MDL Panel"). The MDL Panel was then considering a motion to consolidate over 50 cases pending in several federal districts arising out of Enron's collapse pursuant to *28 USC § 1407.* Some of those cases also were removed from state court based on SLUSA with pending motions to remand.

Shortly thereafter, on February 27, 2002, Enron filed a Notice of Bankruptcy Filing and Imposition of Automatic Stay in this case. On March 1, 2002, this court issued an Order (docket # 13) recognizing the automatic stay. Three weeks later, plaintiffs filed a Motion to Vacate the Automatic Stay (docket # 14). Andersen then filed a Cross-Motion to Stay Proceedings (docket # 22), asking that the proceedings in this case, including the motion to remand, be stayed pending [*4] a determination by the MDL Panel on the motion to consolidate the myriad Enron-related cases.

On April 16, 2002 the MDL Panel issued an order consolidating 54 Enron-related cases from several federal districts for coordinated pretrial proceedings in the Southern District of Texas. *See* Amended Affidavit of Jay W. Beattie In Support of Andersen's Reply In Support of Cross-Motion to Stay Proceedings, Ex A. The MDL Panel further noted that there are over 40 potential tag-along actions, including this action, and that such actions will be subject to conditional transfer orders pursuant to Rule 7.4 of the Rules of Procedure of the MDL Panel, *28 USC § 1407* ("Panel Rules").

On April 22, 2002, Enron filed in the Bankruptcy Court a Motion for a Global Order to enforce the automatic stay under *11 USC § 362*(a) to prevent plaintiffs, including plaintiffs in this case, from prosecuting actions which constitute property of the bankruptcy estate. Affidavit of Paul T. Fortino In Support of Defendants' Joint Opposition to Motion to Remand and Renewed Cross-Motion to Stay, Ex B. On the same day, this court lifted the automatic stay and directed the [*5] parties to complete briefing on plaintiffs' motion to remand. This court also reserved decision on Andersen's cross-motion to stay.

On May 13, 2002, this court held another hearing and questioned whether the Complaint alleged a theoretical federal securities fraud claim because the defined class included shareholders who had purchased Enron stock subsequent to, and in reliance on, some of the alleged misrepresentations and omissions. Transcript of Proceedings of May 13, 2002 (docket # 41) ("May Transcript"), pp. 5-7, 9-10, 18. Plaintiffs argued that the Complaint alleged no such claims, and alternatively made an oral motion to amend in the event such a claim were found in the initial Complaint. This court then questioned the propriety of a remand to state court following a clarifying amendment and ordered briefing on that issue.

On May 24, 2002, the MDL Panel issued a Conditional Transfer Order transferring 17 tag-along actions, including this action, to the Southern District of Texas for the same reasons stated in the its initial order establishing the multidistrict proceedings relating to the Enron litigation. Affidavit of Carl R. Neil In Opposition to Plaintiffs' Supplemental [*6] Memorandum In Support of Motion to Remand, Ex A. Plaintiffs filed a timely Notice of Opposition to the Conditional Transfer Order. As a result, the Conditional Transfer Order is stayed and this court's jurisdiction continues until further order of the MDL Panel. Panel Rule 1.5; n1 *General Elec. Co. v. Byrne, 611 F2d 670, 673 (7th Cir 1979).*

n1 Panel Rule 1.5 provides that: "The pendency of a motion, order to show cause, conditional transfer order or conditional remand order before the Panel concerning transfer or remand of an action pursuant to *28 USC § 1407* does not affect or suspend orders and pretrial proceedings in the district court in which the action is pending and does not in any way limit the pretrial jurisdiction of that court."

The narrow issues currently before this court are relatively straightforward. They are: (1) whether an amendment to the Complaint is necessary to clarify that plaintiffs are not pursuing claims by individuals who purchased shares of Enron [*7] stock between April 11, 1997, and October 16, 1998; and (2) whether this court has subject matter jurisdiction over the claims in plaintiffs' Complaint. This court finds that both of these questions should be answered in the negative, and therefore recommends that plaintiffs' pending Motion to Remand (docket # 6) be granted; Andersen's Cross-Motion for a Stay (docket # 22) be denied; plaintiffs' oral motion to amend be denied as moot; and this action be remanded to Multnomah County Circuit Court.

ANALYSIS

I. Plaintiffs' Motion to Remand and Defendants' Cross-Motion to Stay

A. *Meyers* Methodology

As noted above, the parties have filed competing motions to remand and to stay. These motions pose the inevitable tension between plaintiffs who wish to remain in state court and defendants who contend that they are entitled to be in federal court. Superimposed over that tension is the fact that this case is subject to a Conditional Transfer Order in MDL litigation. Defendants urge this court to stay its hand and let the MDL Panel address the motion to remand in order to avoid conflicting jurisdictional decisions from the various federal district courts **[*8]** in which they have been named as defendants. Plaintiffs insist that this court has no jurisdiction, that they are entitled to an immediate remand to state court, and that they should not be forced into the quagmire of MDL litigation in a distant court where they may have to wait months for a decision on the remand issue.

District courts are divided as to whether to address the competing remand and stay motions together or separately, and if separately, in what order, and whether to defer consideration of the motions to the MDL Panel. *Meyers v. Bayer AG, 143 F Supp2d 1044, 1047-48 (ED Wis 2001)* (collecting cases). During the first hearing in this matter, this court advised the parties that to decide these motions, it would follow the analytical framework articulated in *Meyers*. Nothing filed or argued in this case since that time persuades this court to alter its course in that regard.

Meyers outlines a sensible three step methodology for deciding competing motions to remand and stay in cases involving pending transfer motions or conditional transfer orders in multidistrict litigation:

> [A] court should first give preliminary scrutiny to the merits **[*9]** of the motion to remand. If this preliminary assessment suggests that removal was improper, the court should promptly complete its consideration and remand the case to state court.
>
> If, on the other hand, the jurisdictional issue appears factually or legally difficult, the court's second step should be to determine whether identical or similar jurisdictional issues have been raised in other cases that have been or may be transferred to the MDL proceeding.
>
> * * *
>
> Only if the jurisdictional issue is both difficult and similar or identical to those in cases transferred or likely to be transferred should the court proceed to the third step and consider the motion to stay.

Id at 1049.

Despite the quantity of briefing submitted in this case, this court concludes that the jurisdictional issue is not factually or legally difficult and defendants have failed to show that SLUSA applies. Accordingly, this case should be remanded to Multnomah County Circuit Court.

B. Preliminary Assessment of the Jurisdictional Issue

As noted above, SLUSA mandates removal and automatic dismissal of any (1) "covered class action" that (2) purports to be based on state **[*10]** law (3) alleging a misrepresentation or omission of material fact "in connection with" the purchase or sale of (4) a "covered security." *15 USC § 77p*(b) & (c). There is no dispute that this case is a class action purporting to be based on state law and alleging misrepresentations or omissions regarding covered securities. Thus, the narrow jurisdictional issue is whether plaintiffs' Complaint alleges misrepresentations or omissions "in connection with the purchase or sale" of Enron securities. If so, SLUSA applies and this case was properly removed and should be dismissed.

As defendants acknowledged at oral argument, if the putative class includes only those individuals who purchased Enron securities *prior* to the first alleged misrepresentations or omissions on April 11, 1997, then SLUSA does not apply. The class is then limited strictly to the holders of securities who have "holder claims" that belong in state court. *See* May Transcript, pp. 10-11.

Supreme Court precedent clearly contemplates that state law may provide a remedy for *holders* of securities separate and apart from any remedy available to *purchasers* or *sellers*. Although "actual **[*11]** shareholders in the issuer who allege that they decided not to sell their shares because of an unduly rosy representation or a failure to disclose unfavorable material" have no claim under the 1934 Act, the Court stated that "this disadvantage is attenuated to the extent that remedies are available to nonpurchasers and nonsellers under state law." *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 738-39, 44 L. Ed. 2d 539, 95 S. Ct. 1917 n9, 421 U.S. 723, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975)*. A number of states have upheld the rights of holders and nonpurchasers to seek relief in state court for misrepresentations. *See, eg, Malone v. Brincat, 722*

A2d 5 (Del Supr 1998). SLUSA, enacted some 23 years after *Blue Chips Stamps* was decided, mandates removal only for those class actions alleging a misrepresentation or omission of material fact "in connection with" the purchase or sale of a covered security. *15 USC § 77p*(b) & (c). Accordingly, several courts have remanded securities class actions alleging "holder claims" for failure to satisfy SLUSA's "in connection with" requirement. *Green v. Ameritrade, Inc., 279 F3d 590 (8th Cir 2002); Shaev v. Claflin, 2001 U.S. Dist. LEXIS 6677, 2001 WL 548567 (ND Cal 2001);* **[*12]** *Gutierrez v. Deloitte & Touche, LLP, 147 F Supp2d 584 (WD Tex 2001); Gordon v. Buntrock, 2000 U.S. Dist. LEXIS 5977, 2000 WL 556763 (ND Ill 2000); Lalondriz v. USA Networks, Inc., 54 F. Supp. 2d 352 (SDNY 1999).*

The voluminous record already generated in this case reveals that the motion to remand hinges upon the interpretation given the first two sentences of plaintiffs' Complaint, which allege as follows:

> This is a class action pursuant to ORCP 32(A) alleging state law claims on behalf of all persons who held securities of Enron Corporation ("Enron" or "the Company") prior to October 16, 1998 and continued to hold Enron securities through November 27, 2001 ("the Class Period"). This class action specifically excludes claims based upon the purchase or sale of Enron securities.

Complaint, P1.

Pointing to alleged misrepresentations and material omissions occurring from April 11, 1997, to October 13, 1998 (Complaint, PP52-64), defendants strenuously argue that the putative class, which consists of "all persons who held securities of Enron . . . *prior to October 16, 1998*," necessarily includes a sub-class of individuals who not only held Enron securities, **[*13]** but also *purchased* Enron securities *after the first alleged misrepresentation on April 11, 1997.* Joint Notice of Removal, p. 5. Because this potential sub-class would have *purchased* their Enron securities at a price which, according to plaintiffs' substantive allegations (Complaint, PP52-62), was artificially inflated by reason of defendants' alleged misstatements or omissions, defendants assert that plaintiffs' Complaint necessarily includes claims subject to SLUSA. For the reasons that follow, this court disagrees.

First, the second sentence of the Complaint is clear that plaintiffs allege no claim based upon a purchase or sale: "This class action specifically excludes claims based upon the purchase or sale of Enron securities." Complaint, P1. While defendants posit that the class may include plaintiffs who purchased Enron securities after April 11, 1997, but before October 16, 1998, this second sentence effectively excludes the possibility of any potential claims for purchases post-dating the first alleged misrepresentation. This express disavowal of any claims based on a "purchase or sale" is not legally or factually difficult, and is the only sentence in the Complaint **[*14]** which references a "purchase" or "sale." The subsequent allegations regarding the historical beginnings of defendants' alleged fraud merely provide background facts and information and do not refer to any purchase or sale.

Plaintiffs explain that they did not specifically define the class to exclude plaintiffs who purchased Enron securities after April 11, 1997, because any such claim is clearly barred. Any claim based on a purchase must be brought within the three year statute of limitations. *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson, 501 U.S. 350, 115 L. Ed. 2d 321, 111 S. Ct. 2773 (1991).* Plaintiffs limit the class to individuals who held shares prior to *October 16, 1998*, which is more than three years before the first revelation of the underlying fraud. The statute of limitations bars any putative class members from pursuing any claims premised upon a purchase of Enron securities.

In any event, plaintiffs' express exclusion of a claim based upon a purchase or sale of securities is sufficient to eliminate the theoretical possibility of a claim by a holder who purchased during the period of the alleged misrepresentations. In that respect, this **[*15]** case is distinguishable from another Enron-related class action relied upon by defendants. In *Coy v. Arthur Andersen*, Case No. 01-4248 (SD Tex, Feb 6, 2002), the class was broadly defined to include all persons who "own, or owned, Enron shares since January 1, 1997." *Id* at 22. Judge Harmon, who is presiding over the multidistrict proceedings, found that "the ambiguous loose construction and language of the class definition can be read to include not only shareholders who purchased their stock before or on January 1, 1997 and still own it, but persons who bought and 'owned' the stock since January 1, 1997, and others in both these categories who sold it after the alleged misrepresentations." *Id* at 18. Based on that loose, overly inclusive language, Judge Harmon held that some claims were subject to SLUSA, dismissed those claims, and also exercised supplemental jurisdiction over the remaining state law claims under *28 USC § 1367.* Unlike this case, *Coy* did not involve a pleading which expressly excluded claims based upon purchases or sales, nor was the class limited in time to persons who necessarily would have had to have purchased their shares **[*16]** outside of the applicable statute of limitations for claims under *15 USC §*

10(b)(5). Here, unlike *Coy*, plaintiffs have successfully pled around SLUSA.

Second, to the degree there is any potential ambiguity, the procedural posture of this case dictates remand. In deciding a motion to remand, the court looks to whether the case was properly removed to federal court in the first instance. *Salveson v. Western States Bankcard Ass'n, 731 F2d 1423, 1426 (9th Cir 1984).* "The burden of establishing federal jurisdiction is placed on the party seeking removal, and the removal statute is strictly construed against removal jurisdiction." *Id* (citations omitted). "Because of the 'Congressional purpose to restrict the jurisdiction of the federal courts on removal,' . . . federal jurisdiction 'must be rejected if there is any doubt as to the right of removal in the first instance.'" *Duncan v. Steutzle, 76 F3d 1480, 1485 (9th Cir 1996)* (citations omitted). At a minimum, plaintiffs have repeatedly waived any claim, theoretical, possible, potential, or otherwise, by the sub-class that defendants insist might exist. Thus, this court has serious **[*17]** doubts that any claim asserted is based upon the "purchase or sale" of a covered security. Such doubts must be resolved in favor of remand.

For these reasons, this court's "preliminary assessment suggests that removal was improper." *Meyers, 143 F. Supp. 2d at 1049.* As a result, this court agrees with plaintiffs that it need not proceed past the first step in the *Meyers* analysis and that remand is in order.

II. Plaintiffs' Oral Motion to Amend

During the May 13, 2002 hearing in this matter, this court suggested that the Complaint might include class members with theoretical federal claims. Plaintiffs then orally moved to amend the Complaint. May Transcript, pp. 5-10, 13. This court thereafter requested briefing on the propriety of an amendment to the Complaint to eliminate federal question jurisdiction and a subsequent remand given the current posture of the case.

Because this case should be remanded based on the current allegations in the Complaint, the cautionary oral motion to amend should be denied as moot. However, in the event that the *Meyers'* analysis is deemed faulty, then this court alternatively recommends that the motion to amend be **[*18]** granted and this case remanded to state court. n2

n2 Contrary to defendants' characterization, plaintiffs' motion to amend was not a concession that this court has jurisdiction over their claims. To the contrary, plaintiffs have consistently maintained that defendants improperly removed this action to federal court and only offered the amendment in the event that this court concluded that the Complaint included claims preempted by SLUSA.

A. Right to amend as a matter of course

FRCP 15(a) provides that "[a] party may amend the party's pleading once as a matter of course at any time before a responsive pleading is served." A motion to remand is not the type of responsive pleading that bars a plaintiffs' right to amend. After removal, a plaintiff maintains the right to amend without leave of court to eliminate the basis for federal question jurisdiction. *Naples v. New Jersey Sports & Expo. Auth., 102 F Supp2d 550 (D NJ 2000); Grynberg Prod. Co. v. British Gas PLC, 149 FRD 135, 137 (ED Tex 1993).* **[*19]**

The right to amend provided under *FRCP 15(a)* after removal has been limited only in diversity cases. *See, eg, Winner's Circle of Las Vegas, Inc. v. AMI Franchising, Inc., 916 F Supp 1024 (D Nev 1996); Bevels v. American States Ins. Co., 100 F Supp2d 1309 (MD Ala 2000).* That limitation arises from the competing mandate set forth in *28 USC § 1447*(e) which provides that "if after removal the plaintiff seeks to join additional defendants whose joinder would destroy subject matter jurisdiction, the court may deny joinder, or permit joinder and remand the action to the State court." *Bevels, 100 F Supp2d at 1312.* A contrary rule would allow a plaintiff whose case had been removed to federal court to avoid any fraudulent joinder inquiry which could have been conducted had the non-diverse defendant been named in the original complaint. *Id.*

These cases are clearly distinguishable from this case because *28 USC § 1447*(e) is inapplicable to federal question cases, and the plain language of *FRCP 15(a)* admits no exception for cases removed to federal court. Thus, where, as here, the complaint **[*20]** has not been previously amended and no responsive pleading has been served, a plaintiff retains the right to amend the pleading "as a matter of course" without leave of court to eliminate federal question jurisdiction.

B. Leave to Amend

Even if leave to amend is required, it should nevertheless be granted. Where the proposed amendment would not be futile, would not unfairly prejudice the opposing party, and is not proposed in bad faith, denial of leave to amend constitutes an abuse of discretion. *See Hurn v. Retirement Fund Trust of Plumbing, Heating & Piping Indus. of So. Calif., 648 F2d 1252, 1254 (9th Cir 1981).*

Interpreting Ninth Circuit authority, other district courts have granted leave to amend a removed complaint to eliminate federal claims. *See, eg, Doerrler v. Oakland/Alameda County Coliseum Complex, Inc., 2000 U.S. Dist. LEXIS 10857, 2000 WL 1060493* (ND Cal, July 18, 2000); *Chow v. Hirsch, 1999 U.S. Dist. LEXIS 3010, 1999 WL 144873* (ND Cal, Feb 22, 1999); *Schmutzler v. Dinwiddie Constr. Co., 1995 U.S. Dist. LEXIS 9038, 1995 WL 375599* (CD Cal., June 16, 1995). Leave of court was required in these cases because the complaint had been amended previously.

Defendants do not **[*21]** -- and could not -- argue that the proposed amendment would unduly delay trial or is prejudicial or futile. Furthermore, a proposed amendment that eliminates any conceivable federal claim is not made in bad faith. *Baddie v. Berkeley Farms, Inc., 64 F3d 487, 490-91 (9th Cir 1995)* (plaintiff's "straightforward tactical decision" to amend the removed complaint to allege only state law claims did not constitute "manipulation"). Here it is evident that plaintiffs never intended to plead a federal cause of action and have done so, if at all, inadvertently. No forum manipulation can be found where a plaintiff seeks to eliminate a federal claim that was pled inadvertently. *See, eg, Dula v. McPherson, 1999 U.S. Dist. LEXIS 16945, 1999 WL 1939238 (MD NC 1999); Moscovitch v. Danbury Hosp., 25 F Supp2d 74, 79 (D Conn 1998); Schmutzler, supra.*

To bar amendment, defendants raise the specter of facing parallel state and federal proceedings. However, plaintiffs cannot pursue both state and federal claims based upon the allegations in the Complaint. As discussed above, any federal claim would be barred by both the federal statute of limitations and by *Blue* **[*22]** *Chip Stamps* which precludes claims of fraud under federal law by non-purchasers or holders of securities.

In sum, even if plaintiffs have no right to amend as a matter of course, leave to amend should be granted.

III. Supplemental Jurisdiction

Defendants also urge this court to retain supplemental jurisdiction over the state law claims. This court should reject this suggestion.

Defendants are putting the supplemental jurisdiction cart before the original jurisdiction horse. By limiting the class to those individuals who held their shares *prior to October 16, 1998*, plaintiffs have effectively eliminated any potential claim by the sub-class which defendants insist requires removal and dismissal under SLUSA. Thus, plaintiffs have successfully avoided SLUSA's reach. As a result, there is no original jurisdiction over plaintiffs' claims, and *ipso facto* no "supplemental" jurisdiction to assert.

Moreover, even if this court originally had jurisdiction which it lost by allowing amendment, it should decline to exercise supplemental jurisdiction. In deciding whether to decline exercising its supplemental jurisdiction, a court considers the factors of comity between **[*23]** state and federal courts, judicial economy, fairness to the litigants, and convenience, along with whether the party seeking remand has engaged in "forum manipulation." *Carnegie-Mellon Univ. v. Cohill, 484 U.S. 343, 350, 357, 98 L. Ed. 2d 720, 108 S. Ct. 614 (1988).*

Plaintiffs have not attempted to engage in forum manipulation. Instead, they simply made a perfectly legitimate decision to only pursue state law holder claims. As discussed above, even if an amendment is required to achieve that result, such an amendment is a legitimate tactical move that does not constitute forum manipulation and therefore does not counsel against remand. As noted in by the Supreme Court, "in the usual case in which all federal-law claims are eliminated before trial, the balance of factors to be considered . . . -- judicial economy, convenience, fairness, and comity -- will point toward declining to exercise jurisdiction over the remaining state-law claims." *Carnegie-Mellon, 484 U.S. at 350 n7.* There is nothing unusual about this case that dictates a different result. Other than this court considering a litany of briefs concerning the jurisdictional issue, nothing has **[*24]** transpired in this case to date. Furthermore, the only claims plaintiffs assert raise novel issues under state law, namely whether and under what circumstances a plaintiff may assert a claim that he or she was fraudulently induced to hold securities. Given this circumstance, principles of comity weigh heavily against retaining this action. *See, eg, Pennhurst State Sch. & Hosp. v. Halderman, 465 U.S. 89, 122, 79 L. Ed. 2d 67, 104 S. Ct. 900 n32, 465 U.S. 89, 79 L. Ed. 2d 67, 104 S. Ct. 900 (1984); United Mine Workers of Am. v. Gibbs, 383 U.S. 715, 726, 16 L. Ed. 2d 218, 86 S. Ct. 1130 (1966); Financial Gen. Bankshares v. Metzger, 220 U.S. App. D.C. 219, 680 F2d 768, 776 (DC Cir 1982); Jones v. Fitch, 665 F2d 586, 593 (5th Cir 1982).* In short, the factors of judicial economy, fairness, and comity all point toward remand rather than toward the exercise of supplemental jurisdiction.

The factor of "convenience" cuts both ways. On the one hand, it would be very convenient for defendants to have every case filed against them in the same forum to prevent duplication of effort and to eliminate the risk of inconsistent rulings. On the other hand, it would be extremely **[*25]** inconvenient for plaintiffs to be forced or dragged into multidistrict litigation in a distant location where they may face an interminable wait for a decision on the basic issue of whether they should have been there in the first instance. Because the convenience of litigation in federal court versus state court depends upon the party asked, the factor of convenience is not particularly helpful in this case. As a result, all applicable factors weigh against, and this court should refuse to exercise, supplemental jurisdiction.

CONCLUSION

As discussed above, this court finds that this case was not properly removed to this court in the first instance. Alternatively, this court has grave doubts about whether the case should have been removed, which mandates remand. Even if the current allegations do not mandate remand, this court finds that plaintiffs should be permitted to amend the Complaint to eliminate any doubt that they intended to assert no federal claims. Basic fairness dictates that the deliberate choice of plaintiffs to allege exclusively state-law claims should be honored. Defendants' arguments regarding potential applicability of SLUSA, as well as their suggestion **[*26]** that this case should be stayed, or that this court should exercise supplemental jurisdiction over plaintiffs' claims, should be rejected.

RECOMMENDATIONS

Upon review of the entire record in this case, this court concludes that remand is appropriate without amendment of the Complaint. Thus, plaintiff's Motion to Remand (docket # 6) should be GRANTED; defendant Andersen's Cross-Motion to Stay (docket # 22) should be DENIED; plaintiffs' oral motion to amend should be DENIED as moot; and this case should be remanded to Multnomah County Circuit Court.

SCHEDULING ORDER

Objections to these Findings and Recommendations, if any, are due **July 9, 2002**. If no objections are filed, then the Findings and Recommendations will be referred to a district court judge and go under advisement on that date.

If objections are filed, the response is due no later than **July 26, 2002**. When the response is due or filed, whichever date is earlier, the Findings and Recommendations will be referred to a district court judge and go under advisement.

DATED this 19th day of June, 2002.

Janice M. Stewart

United States Magistrate Judge

Exhibit 5

LEXSEE 2001 U.S. DIST. LEXIS 16570

JERRY ROGERS and JODI SHELTON, Plaintiffs, v. AMERICAN AIRLINES, INC., Defendant.

Civil Action No. 3:01-CV-1127-M

UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS, DALLAS DIVISION

2001 U.S. Dist. LEXIS 16570

October 10, 2001, Decided
October 10, 2001, Filed; October 11, 2001, Entered

DISPOSITION: [*1] The court's order of August 27, 2001, granting defendant's motion for leave to amend its notice of removal was vacated on reconsideration, and defendant's motion for leave to amend its notice of removal was denied.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For JERRY ROGERS, JODI SHELTON, plaintiffs: Robert Randolph Cole, Jr, Charles T Weigel, John L Fritz, Attorneys at Law, Brady & Cole, Dallas, TX USA.

For AMERICAN AIRLINES INC, defendant: William Neil Rambin, Shelby Lyn Bobosky, Attorneys at Law, Sedgwick Detert Moran & Arnold, Dallas, TX USA.

JUDGES: BARBARA M. G. LYNN, UNITED STATES DISTRICT JUDGE, NORTHERN DISTRICT OF TEXAS.

OPINIONBY: BARBARA Barbara M.G. Lynn . G . . LYNN

OPINION:

ORDER

On June 13, 2001, defendant American Airlines ("American") removed this case to federal court, contending the Convention for the Unification of Certain Rules Relating to International Transportation by Air, Oct. 12, 1929, 49 Stat. 3000, 3014, T.S. No. 876 (1934), note following *49 U.S.C. § 40105, et seq.* (the "Warsaw Convention") governs Plaintiffs' claims and supports removal. On August 23, 2001, after Plaintiffs challenged American's assertion that the Warsaw Convention governed Plaintiffs' claims, American filed its Motion for Leave to Amend its Notice [*2] of Removal, arguing federal question jurisdiction exists based on federal airline tariffs. The Court granted leave on August 27, 2001, without awaiting a response from Plaintiffs. Before this Court is Plaintiffs' Motion for Reconsideration of this Order, filed on September 12, 2001. The Court, after considering the merits of Plaintiffs' Motion for Reconsideration, American's Response, and Plaintiffs' Reply, all directed to whether the amendment of the Notice of Removal was proper, **GRANTS** Plaintiffs' Motion, believing it has full authority to reconsider its prior interlocutory ruling permitting the amendment.

A petition for removal must be filed within thirty days after a defendant's receipt of the removable pleading. *28 U.S.C. § 1446*(b). Pursuant to *28 U.S.C. § 1653,* defective jurisdictional allegations may be amended. The effect of the two statutes is to allow a notice of removal to be amended freely within thirty days of service of the pleading disclosing federal subject matter jurisdiction. Thereafter, however, the notice of removal may be amended only to set forth more specifically grounds for removal which were imperfectly [*3] stated in the original notice of removal. *28 U.S.C. § 1653; Firemen's Ins. Co. of Newark, N.J. v. Robbins Coal Co., 288 F.2d 349* (5th Cir.), *cert. denied, 368 U.S. 875, 7 L. Ed. 2d 77, 82 S. Ct. 122 (1961).*

The time for American to freely amend its removal papers indisputably lapsed. For an amendment of its Notice of Removal to be proper, therefore, the amendment must set forth more specifically the grounds for removal but not supply a missing allegation or assert a new ground for removal. Plaintiffs' cases, in which leave to amend was denied, generally concern new allegations, such as the omission of the statement that all defendants consented to removal or the absence of citizenship allegations in diversity cases. *See Stafford v. Mobil Oil Corp., 945 F.2d 803, 805 (5th Cir. 1991); Aetna Cas. & Surety v. Hillman, 796 F.2d 770, 770 (5th Cir. 1986); American Educators Fin. Corp. v. Bennett, 928 F. Supp. 1113, 1114 (M.D. Ala. 1996); Winters Gov't Sec. Corp. v. Cedar Point State Bank, 446 F. Supp. 1123, 1127 (S.D. Fla. 1978).* These cases do not clearly address **[*4]** the current situation, where federal question jurisdiction was alleged, albeit under different authority (the Warsaw Convention) than is now relied upon (federal tariffs).

Yet the case principally relied on by American is also not dispositive. In *Wormleyv. Southern Pacific Transp. Co., 863 F. Supp. 382, 385 (E.D. Tex. 1994),* the court allowed the defendant to amend its removal papers to clarify its ground for removal--the existence of an indemnity contract. The *Wormley* defendant had already alleged federal jurisdiction due to the United States' ownership of more than one half of its capital stock. Its amendment clarified the contractual relationship between the parties.

In the instant case, American contends, by its amendment, that Plaintiffs' claims arise under laws that regulate tariffs in connection with foreign air travel. That allegation does not merely clarify American's assertion that removal was proper because Plaintiffs' claims arise under the Warsaw Convention. Both grounds for removal relate to the federal control of foreign air travel, but tariff regulation is controlled by the Department of Transportation ("DOT") rather than by a treaty. The DOT **[*5]** sets forth rules, regulations, and classifications of fares and practices governing foreign air travel. American's claim that the "contract for carriage" constructed under laws governing tariffs controls the outcome of this suit asserts a new and different claim than American's assertion that Plaintiffs' exclusive right of action falls under the Warsaw Convention.

Although the cases provide limited guidance, the Court finds American's addition of the tariff ground for removal more like the addition of a missing basis for removal than simply perfecting or supplementing an erroneous allegation properly raised in the first notice of removal. This Circuit does not permit a party, by amendment, to assert new grounds for jurisdiction under § 1653, where none existed previously, even in the removal context. *See Boelens v. Redman Homes, Inc., 759 F.2d 504, 512 (5th Cir. 1985); Zaini v. Shell Oil Co., 853 F. Supp. 960, 963 (S.D. Tex. 1994); Woodlands II v. City Savings and Loan Assoc. of San Angelo, 703 F. Supp. 604, 608 (N.D. Tex. 1989)* (Fish, J.). n1 The Court's Order of August 27, 2001, granting Defendant's Motion for Leave to Amend its **[*6]** Notice of Removal is hereby **VACATED**, and Defendant's Motion for Leave to Amend its Notice of Removal is **DENIED**. The Court will determine the Motion to Remand based on the original Notice of Removal, which relies on the Warsaw Convention.

n1 Though not raised by either party, *Whitmire v. Victus Ltd. T/A Master Design Furniture, 212 F.3d 885, 888 (5th Cir. 2000),* is the most recent Fifth Circuit case discussing § 1653. There, the district court dismissed the plaintiff's federal law claims but denied the plaintiff leave to plead facts establishing diversity jurisdiction. *Whitmire* stressed the flexibility inherent in § 1653 and held that the plaintiff there should have been allowed to amend. In *Whitmire*, diversity jurisdiction was present from the beginning of the case but only became an issue after the federal question claims were dismissed. To dismiss instead of allowing plaintiff to assert diversity facts in her complaint was a technical position the Fifth Circuit would not endorse. Although this holding may lead one to question the cases cited by Plaintiffs denying leave to amend, *Whitmire* does not change the result in the instant case. Indeed, the *Whitmire* court reiterated its rejection of arguments that § 1653 could properly be invoked to assert new claims to serve as a basis for jurisdiction where none existed before.

[*7]

SO ORDERED.

October 10, 2001.

BARBARA M. G. LYNN

UNITED STATES DISTRICT JUDGE

NORTHERN DISTRICT OF TEXAS

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: MUTUAL FUND INVESTMENT LITIGATION	MDL No. 1586
This Document Relates To: CARL E. VONDER HAAR and MARILYN P. MARTIN, on behalf of themselves and all others similarly situated, Plaintiff v. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC., and DOE Defendants 1-100, Defendants.	Case No. 04-md-15864

PLAINTIFFS' *AMICUS* BRIEF IN REPLY TO SUPPLEMENTAL MEMORANDUM OF *AMICUS CURIE* INVESCO FUNDS GROUP IN OPPOSITION TO PLAINTIFFS' MOTION TO REMAND

TABLE OF CONTENTS

Pursuant to the Court's April 5, 2004 letter, plaintiffs Carl Vonder Haar and Marilyn Martin submit this supplemental *amicus* brief in reply to the Supplemental Memorandum of *Amicus Curie* Invesco Funds Groups, Inc., In Opposition to Plaintiffs' Motion to Remand, filed April 30, 2004. *Amicus curie* defendant Invesco Funds Groups ("Invesco") opposes remand of plaintiffs' state-law complaint, which Invesco removed to the United States District Court for the District of Colorado. Plaintiffs moved to remand their action, but the motion was stayed pending transfer of the action to this Court.

I. INTRODUCTION

Invesco urges this Court to wield SLUSA in a manner that would deny plaintiffs any claim at all. No one disputes that Congress enacted SLUSA to steer all securities-fraud claims to federal court. There is no authority, however, that SLUSA eliminates state remedies for injured investors who ***cannot*** assert a federal securities-fraud claim – and no defendant in these transferred actions argues otherwise. Courts thus do not interpret SLUSA to preempt state-law claims that do not meet the essential elements of a federal securities-fraud claim.

The pertinent element here is that SLUSA and the relevant federal securities anti-fraud statute require the misrepresentation at issue to be made "in connection with" a purchase or sale of a security. For this reason, holder or "retention" claims are not actionable and are not preempted. Further, SLUSA does not preempt retention claims asserted by class members who may have sold Invesco shares during the class period. SLUSA's connectivity element requires the purchaser's or seller's reliance on a misrepresentation, but plaintiffs allege no such reliance here. *See infra* at 2-5.

Invesco also asks the Court to rewrite plaintiffs' complaint in a manner that would include class-member purchases after Invesco began its misconduct. But the complaint alleges otherwise, and any doubts or ambiguities must be construed against federal jurisdiction. Invesco's argument thus fails. *See infra* at 6-7. The Court should remand this action to state court.

II. ARGUMENT

A. SLUSA Does Not Preempt The State-Law Claims of Investors Who Have No Federal-Securities-Fraud Claim

1. Courts construe SLUSA's requirements consistent with Section 10(b) and Rule 10b-5 of the Exchange Act

The language of SLUSA, in this context, is identical to language of the Securities Exchange Act's anti-fraud provision at § 10(b) and SEC Rule 10b-5. *Green v. Ameritrade, Inc.*, 279 F.3d 590, 597 (8th Cir. 2002). Both require a misrepresentation (or deceptive device) "in connection with the purchase or sale of a covered security." *Compare* 15 U.S.C. § 77p(b) & 78bb(f)(1) (SLUSA) *with* 15 U.S.C. § 78j(b) *and* 17 C.F.R. § 240.10b-5. Courts hence look to federal-securities-fraud jurisprudence to interpret SLUSA's corresponding language. *See, e.g., Green v. Ameritrade*, 279 F.3d at 597; *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1342-43 (11th Cir. 2002); *Gray v. Seaboard Secs., Inc.*, 241 F. Supp. 2d 213, 219 n.9 (N.D.N.Y. 2003); *Feitelberg v. Merrill Lynch & Co.*, 234 F. Supp. 2d 1043, 1051-52 (N.D. Cal. 2002), *aff'd*, 353 F.3d 765 (9th Cir. 2003); *Spielman v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 2001 U.S. Dist. Lexis 15943, at *8-9 (S.D.N.Y. Oct. 9, 2001) (attached hereto as Exhibit 1).

As shown below, interpreting a phrase common to SLUSA and the anti-fraud provisions, courts rule that the requirement that misrepresentations must be "in connection with" purchases or sales of securities excludes "retention" claims from the reach of the federal securities anti-fraud provisions and SLUSA. Likewise, because this element requires allegations of reliance or inducement, investors who may have sold shares sometime after Invesco's misstatements cannot assert a federal securities-fraud claim – and SLUSA does not preempt their state-law claims.

2. SLUSA does not preempt retention claims

Plaintiffs adopt the arguments set forth in the Omnibus Remand Motion and Reply.

3. SLUSA does not preempt seller claims in this case because plaintiffs do not allege that sales were connected to Invesco's misconduct

Though the plaintiffs did not sell any of their holdings during the Class Period, the class definition does not exclude investors who did. Invesco investors who sold shares during the

Class Period have no claims under the federal securities-fraud laws, and SLUSA does not then strip them of their state-law claims.

In the prototypical securities-fraud case, a shareholder alleges that a fraud ***caused or induced*** the purchase or sale of a security. As Judge Friendly explained, the purpose of § 10(b) "is to protect persons who are deceived in securities transactions – to make sure that buyers of securities get what they think they are getting." *Chemical Bank v. Arthur Andersen & Co.*, 726 F.2d 930, 943 (2d Cir. 1984). To satisfy the "in connection with" requirement of a § 10(b) claim, a plaintiff need demonstrate "an injury as a result of deceptive practices 'touching' its purchase or sale of securities." *In re Ames Dep't Stores Inc. Stock Litig.* 991 F.2d 953, 961-62 (2d Cir. 1993) (quoting *Superintendent of Ins. v. Bankers Life & Cas. Co.*, 404 U.S. 6, 12-13 (1971)). The fraud must be "integral to the purchase and sale of the securities in question." *Pross v. Katz*, 784 F.2d 455, 459 (2d Cir. 1986).

Courts thus read a reliance or inducement element into SLUSA's "in connection with" language. For example, the plaintiff in *Green v. Ameritrade* filed a breach of contract action alleging that he contract with Ameritrade to receive "real time" stock quotes on Ameritrade's website, but the listed quotes actually were delayed. *Green*, 279 F.3d at 593-94. Even though the purpose of the service was to allow customers to purchase and sell securities, the circuit court found SLUSA inapplicable because the plaintiff, like class members here who may have sold shares during the class period, did not allege that the defendants made misrepresentations that actually caused him to buy a security. *Id.* at 598-99. The court explained that absent such an allegation, the complaint's allegations of misrepresentations did not state a securities-fraud claim and were not preempted:

> Misrepresentation claims come in many forms that do not necessarily involve any purchase or sale of a security. Green may even plead such a claim and escape SLUSA preemption, so long as his state-law claim does not require him to prove there was a sale or purchase of a covered security in reliance on the misrepresentation. [*Id.* at 599.]

Other courts likewise hold that SLUSA's "in connection with" element requires a showing of reliance. The *Gray* decision, 241 F. Supp. 2d at 220, is particularly instructive. The court parsed through the complaint's six claims to discern SLUSA's preemptive effect on each. It ruled that SLUSA did not preempt those claims that did not allege a purchase or sale made in reliance on a misrepresentation but it did preempt claims alleging such reliance. *Id.* at 220-22. For other decisions that SLUSA connectivity requires reliance, see *Grabow v. Pricewaterhouse-Coopers LLP*, 2004 U.S. Dist. Lexis 6714, at *11-12 (N.D. Okla. Apr. 5, 2004) ("[i]t is the injured party's decision to purchase or sell securities in reliance upon a misrepresentation or omission ... which gives rise to a SLUSA preemption") (attached hereto as Exhibit 2); *Feitelberg*, 234 F. Supp. 2d at 1052 ("[t]o satisfy the 'in connection with' element, a party must show that a security buyer or seller suffered an injury as a result of 'deceptive practices touching' its purchase or sale of securities"); *In re WorldCom, Inc. ERISA Litig.*, 263 F. Supp. 2d 745, 769 (S.D.N.Y. 2003) (SLUSA preempted claim alleging misrepresentation "on which plaintiffs relied to their detriment in connection with their investments"); *Araujo v. John Hancock Life Ins. Co.*, 206 F. Supp. 2d 377, 383 (E.D.N.Y. 2002); *French v. First Union Sec., Inc.*, 209 F. Supp. 2d 818 (M.D. Tenn. 2002) (requiring "a nexus" between the fraud and the securities transaction); *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F. Supp. 2d 14, 18 (S.D.N.Y. 2001); *Spielman*, 2001 U.S. Dist. Lexis 15943, at *15 ("[t]he misrepresentations alleged here are not integral to the purchase of" a security); *Shaw v. Charles Schwab & Co.*, 128 F. Supp. 2d 1270, 1274 (C.D. Cal. 2001) (SLUSA did not apply because the plaintiffs "do not allege that Defendant's fraud induced them to invest in particular securities"). *See also Riley*, 292 F.3d at 1345 (SLUSA preempts class claims that include purchasers who allege they relied on misrepresentations).[1]

[1] Invesco's authorities are consistent. It cites *Kingdom 5-KR-41, Ltd. v. Star Cruises PLC*, 2004 U.S. Dist. Lexis 3527 (S.D.N.Y. Mar. 10, 2004), which, quoting *In re Ames Dep't Stores*, *supra*, interpreted SLUSA's connectivity requirement to require "an injury ***as a result of deceptive practices*** 'touching' its purchase or sale of securities." *Id.* at *14 (emphasis added). Moreover, the dispute in *Kingdom 5-KR-41* arose from the forced sale of plaintiff's stock. *Id.* at *15. Invesco's other authority, *Falkowski v. Imation Corp.*, 309 F.3d 1123 (9th Cir. 2002), also involved a stock purchase (*id.* at 1130), and the court cited with approval the *Green* and *Riley* rulings that reliance was an element of SLUSA's "in connection with" language (*id.* at 1131).

Wary of this defect in their removal arguments, Invesco asserts – without citing the complaint – that the class' claims include shareholder sales made "in reliance on" misrepresentations. Supp. Mem. of *Amicus Curie* Invesco, at 4. But the complaint alleges no such seller reliance. Plaintiffs assert claims for breach of fiduciary duty, breach of contract and tortious interference with contract, which focus on the relationship between shareholders and their fund manager. These claims do not involve statements or conduct intended to induce the sale of Invesco fund shares. Like the complaint in *Green*, which "omitted any reference to a sale or purchase," nor relied on any alleged sale or purchase in requesting damages (*Green*, 279 F.3d at 599), plaintiffs' complaint makes no reference to sales nor seeks damages for such sales. Nor does it allege that class members who may have sold Invesco fund shares during the class period did so relying on any Invesco misrepresentation. *See also Grabow*, 2004 U.S. Dist. Lexis 6714, at *13 (though SLUSA is broadly applied, no preemption where court "does not read the petition to include any allegation of harm caused by misrepresentations or omission in connection with the purchase or sale of a covered security").

Indeed, Invesco itself did not read into the complaint such reliance by sellers when it removed plaintiffs' complaint. Invesco's notice of removal characterized plaintiffs' initial complaint (which plaintiffs amended) as alleging that "all putative class members ***purchased shares in reliance***" on Invesco's misrepresentations, but it made no similar statement that Invesco's misrepresentations induced class members to sell shares in Invesco funds. Notice of Removal at 10 ¶ 13.

Accordingly, any sales by class members were merely incidental to the class' holder claims. Plaintiffs do not allege that Invesco's misrepresentations induced any class member to sell. Nor do they base any part of the class' claims on sales. And without any such allegations of seller reliance, the state-law claims of class members who sold shares of Invesco funds during the class period do not satisfy SLUSA's "in connection with" requirement. SLUSA thus does not preempt these state-law claims.

B. The Vonder Haar Complaint Excludes All Purchaser Claims

Plaintiffs' amended complaint pleads no claims on behalf of Invesco securities purchasers. Plaintiffs allege that Invesco's misconduct began on December 5, 1998. Amended Complaint ¶¶ 1, 10, 45. Only investors who purchased Invesco securities before that date and held them thereafter can be class members. *Id.* ¶ 35. The amended complaint describes the plaintiffs, Carl E. Vonder Haar and Marilyn P. Martin, as "holders" of Invesco securities. *Id.* ¶ 5. The complaint further expressly excludes claims for any Invesco securities purchased during the Class Period: "to the extent plaintiffs or class members purchased shares of mutual funds in the INVESCO FAMILY OF FUNDS during the Class Period, those transactions are excluded from the claims alleged herein." *Id.* ¶ 35.

Invesco removed plaintiffs' action from state court on assertions that plaintiffs based their claims on false statements appearing in prospectuses for various Invesco funds, and that plaintiffs and class members relied on these statements when they purchased their Invesco fund shares. See, for example, Notice of Removal at 9-10 ¶ 13. From these assertions, Invesco urged that plaintiffs have pled "in substance ... a securities fraud claim ...." *Id.* at 3 ¶ 3. But the amended complaint is clear that Invesco's statements at issue in the prospectuses became false only ***during*** the class period, which begins December 5, 1998. Amended Complaint ¶¶ 45, 35, 1. Plaintiffs thus do not contend that Invesco's statements were false at the time they and the other Class member purchased their Invesco fund shares – a prerequisite for a securities-fraud claim. Plaintiffs thus allege "retention" claims only.[2]

Invesco quibbles with the December 5, 1998 date for commencing the class period, contending that the complaint does not unequivocally rule out that Invesco's misconduct might have begun earlier, rendering Invesco's statements about its practice false earlier, and thus some class members could theoretically have purchased Invesco fund shares in reliance on a

[2] The fact that plaintiffs based their claims to some extent on statements that appeared in Invesco prospectuses during the class period does not establish that Invesco's misconduct was connected to plaintiffs' pre-class period purchases, as SLUSA requires. Tellingly, Invesco cites no authority that the mere fact that misstatements appear in a prospectus is alone sufficient to plead a federal securities-fraud claim. Nor can it. Invesco's argument ignores SLUSA's "in connection with" requirement.

misstatement. But plaintiffs do not and cannot allege that Invesco's misconduct began before December 5, 1998. At this point, before they have obtained any discovery from Invesco, plaintiffs can only plead misconduct extending back to that date. These allegations govern this remand motion – not Invesco's speculation about what plaintiffs could have alleged. Invesco cannot rewrite plaintiffs' complaint to manufacture federal jurisdiction. *See MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.*, 216 F. Supp. 2d 251, 257 (S.D.N.Y. 2002). Further, all doubts and ambiguities about whether a removed complaint establishes federal-question jurisdiction must be resolved in favor of remand. *See, e.g., Alessi v. Beracha*, 244 F. Supp. 2d 354, (D. Del. 2003); *Shen v. Bohan*, 2002 U.S. Dist. Lexis 22485, at *10-11 (C.D. Cal. Oct. 16, 2002) (attached hereto as Exhibit 3); *Chinn v. Belfer*, 2002 U.S. Dist. Lexis 20343, at *16 (D. Or. June 19, 2002) (attached hereto as Exhibit 4); *Meinders v. Refco Sec.*, 865 F. Supp. 721, 723 (D. Colo. 1994). Under these standards, plaintiffs' complaint cannot be read to allege that Invesco issued public misrepresentations before December 5, 1998. The complaint therefore does not assert any claims based on misrepresentations that were connected with any purchase of Invesco securities.[3]

C. Plaintiffs' Claims Do Not Otherwise Arise Under Federal Law

Invesco incorporates by reference the Omnibus Opposition Memorandum argument that these mutual-fund state-law claims are predicated on substantial federal issues. Under the rules governing these *amicus* briefs, plaintiffs rely on the "Omnibus reply brief" to respond to that argument. Plaintiffs add only that Invesco did not identify this argument as grounds in its removal notice. But a removing party cannot later urge new bases for removal in a brief opposing remand. Rather, the notice of removal filed within 30 days of the complaint must identify ***all*** grounds for federal jurisdiction. *See ARCO Envtl. Remediation, L.L.C. v. Department of Health & Envtl. Quality*, 213 F.3d 1108, 1117 (9th Cir. 2000); *Sonoma Falls Developers, L.L.C. v. Nev. Gold & Casinos, Inc.*, 272 F. Supp. 2d 919, 925 (N.D. Cal. 2003);

[3] If plaintiffs obtain evidence in the future that Invesco's misconduct began earlier, making Invesco's statements about its practice false earlier, then plaintiffs will revise their class claims to exclude purchasers during that earlier period.

Rogers v. Am. Airlines, Inc., 2001 U.S. Dist. Lexis 16570, at *5 (N.D. Tex. Oct. 10, 2001) (attached hereto as Exhibit 5); 16 MOORE'S FEDERAL PRACTICE § 107.30[2][a][iv] ("[a]mendment may be permitted after the 30-day period if the amendment corrects defective allegations of jurisdiction, but not to add a new basis for removal jurisdiction").

III. CONCLUSION

For the reasons set forth above and in the opening and reply briefs filed in support of the "omnibus" remand motion, this action was erroneously removed to federal court and should be remanded to the district court for the City and County of Denver, Colorado, where it was filed.

Dated: May 7, 2004

Respectfully submitted,
HAGENS BERMAN LLP

/s/ Erin K. Flory
Steve W. Berman
Erin K. Flory
1301 Fifth Avenue, Suite 2900
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594

Counsel for Plaintiffs

Exhibit 1

LEXSEE 2001 US DIST LEXIS 15943

MICHAEL SPIELMAN, on behalf of himself and all other similarly situated persons, Plaintiff, -v- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, Defendant.

01 CIV. 3013 (DLC)

UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK

2001 U.S. Dist. LEXIS 15943; Fed. Sec. L. Rep. (CCH) P91,619

October 9, 2001, Decided
October 9, 2001, Filed

SUBSEQUENT HISTORY: Appeal dismissed by, Request denied by, Request granted *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 2003 U.S. App. LEXIS 11719* (2d Cir. N.Y., June 13, 2003)

DISPOSITION: **[*1]** Plaintiff's motion to remand granted.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For Plaintiff: John M. Dillon, Stephen Moore, Caruso & Dillon, P.C., Mamaroneck, NY.

For Defendant: Edward J. Yodowitz, Jay B. Kasner, Jill Rennert, Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY.

JUDGES: DENISE COTE, United States District Judge.

OPINIONBY: DENISE COTE

OPINION:

OPINION & ORDER

DENISE COTE, District Judge:

This motion to remand requires a determination of whether representations concerning transaction fees for purchasing securities are representations made "in connection with" the securities. Plaintiff Michael Spielman ("Spielman"), on behalf of himself and other similarly situated individuals, originally filed this action for breach of contract and other related state law claims in New York Supreme Court in February 2001. Defendant Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") removed the action in April 2001, as preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), *15 U.S.C. § 78bb*(f). For the reasons discussed below, plaintiff's motion to remand is granted.

BACKGROUND

The facts alleged in the Complaint include the following. Merrill Lynch, a **[*2]** Delaware corporation with its principal place of business in New York, offers to clients a brokerage account known as the Cash Management Account ("CMA"). Spielman alleges that, according to Merrill Lynch marketing materials, the CMA allows clients, with certain exceptions, to buy eligible securities without having to pay a transaction fee. One type of security offered to CMA accountholders are "Holding Company Depository Receipts" ("HOLDRS"). Each HOLDRS investment consists of shares of common stock issued by twenty identified companies from specified industry sectors.

The plaintiff, a New York resident who became a CMA accountholder in February 1999, alleges that Merrill Lynch misled its CMA accountholders with a series of confusing statements. While Merrill Lynch represented that CMA clients are simply charged a flat annual fee of one percent of the total assets under management rather than transaction fees, it also represented that "under certain circumstances, other fees and expenses will apply," yet also that "the expenses associated with trading Utilities HOLDRS are expected to be less than trading each of the underlying securities separately." Spielman alleges that it was **[*3]** reasonable to conclude from Merrill Lynch's representations that a CMA accountholder could purchase HOLDRS receipts without having to a pay a transaction fee. Merrill Lynch, however, charged him a two percent transaction fee for each of his purchases of HOLDRS made at various times throughout 2000. n1

n1 Merrill Lynch argues that the transaction fee is actually an underwriting fee.

The plaintiff brings six state causes of action: breach of contract, breach of implied covenant of good faith and fair dealing, fraud, negligent misrepresentation, breach of fiduciary duty, and violation of Section 349 of the New York State General Business Law.

DISCUSSION

This motion implicates several of our nation's securities statutes. One of these is the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Pub. L. 104-67, 109 Stat. 737 (1995), which Congress passed to "provide uniform standards for class actions and other suits alleging fraud in the securities market." *Lander v. Hartford Life & Annuity Ins. Co., 251 F.3d 101, 107 (2d Cir. 2001).* **[*4]** The PSLRA is designed to prevent strike suits -- meritless class actions and other suits alleging fraud in the sale of securities. Id. According to Congress, it was enacted to "'protect investors and maintain confidence in our capital markets' by 'discouraging frivolous litigation.'" Id. (quoting H.R. Conf. Rep. 104-369 (1995)). The PSLRA established, among other things, heightened nationwide pleading requirements for class actions alleging fraud in the sale of national securities and a mandatory stay of discovery pending resolution of motions to dismiss. Id.

To avoid these constraints, many class action plaintiffs began bringing suit in state rather than federal court. Id. Congress responded by enacting SLUSA in 1998. SLUSA made federal court the "exclusive venue for class actions alleging fraud in the sale of certain covered securities" and mandated that these class actions be "governed exclusively by federal law." *Id. at 108.* The definition of a "covered" security is borrowed from the National Securities Markets Improvement Act of 1996 and includes any "security issued by an investment company that is registered, or that has filed a registration **[*5]** statement, under the Investment Company Act of 1940." *Id. at 109* (quoting *15 U.S.C. § 77r*(b)(2)). SLUSA itself provides that:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging --
>
> (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security . . .

15 U.S.C. § 78bb(f)(1). n2

n2 Under SLUSA, federal court is also the exclusive venue for suits alleging the "use[] or employment [of] any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." *15 U.S.C. § 78bb*(f)(1)(B).

SLUSA authorizes the removal of suits that meet the criteria of Section 78bb(f)(1).

> Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall **[*6]** be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

15 U.S.C. § 78bb(f)(2). Thus, in order to remove an action to federal court under SLUSA, the removing party must show that (1) the suit is a "covered" class action, (2) the claims in the action are based on state law, (3) the claims allege that one or more "covered" securities have been purchased or sold, and (4) that the defendant misrepresented or omitted a material fact "in connection with" the purchase or sale of such security. See *Shaev v. Claflin, 2001 U.S. Dist. LEXIS 6677,* *10, *No. C 01-0009, 2001 WL 548567,* at *4 (N.D. Cal. May 17, 2001); *Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270, 1272 (C.D. Cal. 2001).* A "covered" class action includes a lawsuit in which

> one or more named parties seek to recover damages on a representative basis on behalf of themselves and other unnamed parties similarly situated, and questions of law or fact common to those persons or members of the prospective class predominate over any questions affecting only individual persons or members . . . .

15 U.S.C. § 78bb **[*7]** (f)(5)(B)(i)(II).

The parties do not dispute that HOLDRS are securities covered by the Standards Act or that the first three of the four requirements for removal exist. Rather, the parties contest whether the representations at the core of this action, namely, Merrill Lynch's representations about transaction fees, are made "in connection with" the purchase of HOLDRS. If they are made in connection with covered securities, this action was properly removed. If not, then it must be remanded.

SLUSA does not define the phrase "in connection with the purchase or sale" of a covered security. Because this phrase tracks language in Section 10(b) of the Securities Exchange Act of 1934 ("Section 10(b)"), this Court will, as other courts have, rely upon the law arising under Section 10(b) to interpret SLUSA's requirement that the misrepresentation or omission be "in connection with" a purchase or sale of a security. See *Shaev, 2001 WL 548567,* at *4; *Gordon v. Buntrock, 2000 U.S. Dist. LEXIS 5977, No. 00 CV 303, 2000 WL 556763,* at *3 (N.D. Ill. April 28, 2000). But see *Shaw, 128 F. Supp. 2d at 1274.* For example, courts have relied upon the law interpreting Section 10(b) **[*8]** to hold that SLUSA does not apply to misrepresentations or omissions that occur in connection with holding a security, see *Gutierrez v. Deloitte & Touche, L.L.P., 147 F. Supp. 2d 584, 595 (W.D. Tex. 2001),* and to hold that the scienter pleading requirements under PSLRA and Section 10(b) apply equally to SLUSA, see *Simon v. Internet Wire, Inc., 2001 U.S. Dist. LEXIS 4086, No. CV0013195, 2001 WL 688542,* at *2 (C.D. Cal. Apr. 3, 2001); *Green v. Ameritrade, Inc., 120 F. Supp. 2d 795, 798 (D. Neb. 2000); Burns v. Prudential Sec., 116 F. Supp. 2d 917, 922-23 (N.D. Ohio 2000).*

The decision to rely on the law arising under Section 10(b) rests on the conclusion that Congress's choice of identical statutory language should yield an identical interpretation. It is "familiar law that 'where Congress uses terms that have accumulated settled meaning under either equity or the common law, a court must infer, unless the statute otherwise dictates, that Congress means to incorporate the established meaning of these terms.'" *In re Chateaugay Corp., 89 F.3d 942, 947 (2d Cir. 1996)* (quoting *NLRB v. Amax Coal Co., 453 U.S. 322, 329, 69 L. Ed. 2d 672, 101 S. Ct. 2789 (1981)).* **[*9]** Caselaw interpreting the federal securities statutes thus provides the "background context against which we gauge congressional action." *Lander, 251 F.3d at 113.*

Section 10(b) requires that the fraud forbidden by that statute be in connection with the sale of a security. See *Brunjes v. Hoyt (In re Carter-Wallace, Inc. Sec. Litig.), 150 F.3d 153, 156 (2d Cir. 1998); Steiner v. Ames Dep't Stores, Inc. (In re Ames Dep't Stores Inc. Stock Litig.), 991 F.2d 953, 961-62 (2d Cir. 1993).* In alleging this element of a cause of action, "it is not sufficient [merely] to allege that a defendant has committed a proscribed act in a transaction of which the pledge of a security is a part." *Chem. Bank v. Arthur Andersen & Co., 726 F.2d 930, 943 (2d Cir. 1984).* Nonetheless, this element "must be read flexibly, not technically and restrictively" so that the statute will cover both typical and novel forms of fraud. *Superintendent of Ins. v. Bankers Life & Cas. Co., 404 U.S. 6, 10 n.7, 12, 30 L. Ed. 2d 128, 92 S. Ct. 165 (1971).* To satisfy this requirement, a plaintiff need only demonstrate "an injury as a **[*10]** result of deceptive practices 'touching' its purchase or sale of securities." *Steiner, 991 F.2d at 964* (quoting *Superintendent of Ins., 404 U.S. at 12-13).* Nevertheless, "the incidental involvement of securities [does] not implicate the anti-fraud provisions of the federal securities laws." *Pross v. Katz, 784 F.2d 455, 459 (2d Cir. 1986);* see also *Anatian v. Coutts Bank (Switzerland) Ltd., 193 F.3d 85, 88 (2d Cir. 1999).* The fraud must be "integral to the purchase and sale of the securities in question." *Pross, 784 F.2d at 459.*

In the usual case, the requisite connection between a fraud and a purchase or sale is present "when the fraud alleged is that the plaintiff bought or sold a security in reliance on misrepresentations as to its value." *Steiner, 991 F.2d at 967* (emphasis supplied). As Judge Friendly explained, the purpose of Section 10(b) "is to protect persons who are deceived in securities transactions -- to make sure that buyers of securities get what they think they are getting." *Chem. Bank, 726 F.2d at 943* (emphasis supplied). The Second Circuit has construed **[*11]** the requirement broadly, "holding that Congress, in using the phrase 'intended only that the device employed . . . be of a sort that would cause reasonable investors to rely thereon, and, in connection therewith, so relying, cause them to purchase or sell a corporation's securities.'" *Brunjes, 150 F.3d at 156* (quoting *Sec. & Exch. Comm'n v. Texas Gulf Sulphur Co., 401 F.2d 833, 860 (2d Cir. 1968));* see also *Press v. Chem. Inv. Serv. Corp., 166 F.3d 529, 537 (2d Cir. 1999).* Consistent with these principles courts have stated that the requirement is satisfied where a plaintiff alleges a misrepresentation "concerning the value of the securities . . . sold or the consideration . . . received in return." *Saxe v. E.F. Hutton & Co., Inc., 789 F.2d 105, 108 (2d Cir. 1986);* see also *Chem. Bank, 726 F.2d at 943; Hoffman v. TD Waterhouse Inv. Serv., 148 F. Supp. 2d 289, 290 (S.D.N.Y. 2001).* Applying these principles, courts have found an alleged misrepresentation or omission to be "in connection with" the purchase or sale of securities when it concerned the prompt access to the proceeds of a **[*12]** Treasury bill transaction, *Press, 166 F.3d at 537,* but not when it involved misrepresentations as to the authority to extend credit, *Anatian, 193 F.3d at 88;* the execution of trades after previously confirming a plaintiff's order to cancel the trades, *Hoffman, 148 F. Supp. 2d at 291;* or an investment advisor's misrepresentations regarding his credentials when the advice rendered did not relate to the investment quality of the securities at issue, *Laub v. Faessel, 981 F. Supp. 870, 873 (S.D.N.Y. 1997).*

The defendant relies on *Marbury Management, Inc. v. Kohn, 629 F.2d 705 (2d Cir. 1980)* and *A.T. Brod &*

Co. v. Perlow, 375 F.2d 393 (2d Cir. 1967), for the proposition that Section 10(b)'s "in connection with" requirement is satisfied even when the alleged misrepresentation does not relate to the value of the securities sold or the consideration received. Both of these cases, however, are consistent with the Second Circuit's reading of "in connection with" as limiting Section 10(b) to misrepresentations concerning value or consideration. In A.T. Brod, the Second Circuit found that **[*13]** an investor's promise to buy securities violated Section 10(b) when the investor intended to pay the broker for the securities only if the market value had increased on the date payment was due. *A.T. Brod, 375 F.2d at 397.* The investor's promise to pay was connected to the broker's purchase and subsequent sale of the securities because it "related to the value of the consideration." *Hoffman, 148 F. Supp. 2d at 291.* The promise "'tricked [the broker] into parting with something . . . for a consideration known to the buyer not to be what it purports to be'" -- namely, a promise to pay the full amount when due. *Sec. & Exch. Comm'n v. Drysdale Sec. Corp., 785 F.2d 38, 42 (2d Cir. 1986)* (quoting *Chem. Bank, 726 F.2d at 943);* see also *Weiss v. Wittcoff, 966 F.2d 109, 112 (2d Cir. 1992).*

In Marbury, the alleged fraud concerned the risk involved in purchasing securities on the advice of a trainee at a brokerage firm who led investors to believe he was a licensed stockbroker. Acting on the trainee's advice about particular securities, the plaintiffs purchased securities they may otherwise have deemed **[*14]** too risky. *Marbury, 629 F.2d at 708.* The trainee's misrepresentation of his qualifications was "in connection with" the investors' purchase or sale of securities because it "related to the value of the shares -- specifically, the reliability of the trainee's valuation" of the stocks purchased by the plaintiffs. *Suez Equity Investors, L.P. v. Toronto-Dominion Bank, 250 F.3d 87, 97 (2d Cir. 2001).* In other words,

> although the misrepresentation in Marbury Management did not go to the intrinsic investment characteristics of the stock, it did go to the investment quality of the stock purchases because, had the plaintiffs known that their "broker" was an inexperienced trainee, they asserted they would not have accepted his recommendations, especially given their initial reservations.

Manufacturers Hanover Trust Co. v. Drysdale Sec. Corp., 801 F.2d 13, 22 (2d Cir. 1986) (emphasis in original).

The present case presents an issue similar to one that the Second Circuit and this Court declined to reach in *Feinman v. Dean Witter Reynolds, Inc., 1995 U.S. Dist. LEXIS 13757, No. 94 CIV. 7798, 1995 WL 562177,* at *3 (S.D.N.Y. Sept. 21, 1995), **[*15]** aff'd, *84 F.3d 539, 541 n.1 (2d Cir. 1996).* In Feinman, the plaintiffs alleged that brokerage firms charged hidden commissions by mislabeling the amount as transaction fees. It was unnecessary to reach the issue of whether the representations regarding the fees were "in connection with" the underlying securities since the Section 10(b) claims were dismissed on other grounds. The only other case that appears to have considered a similar claim is *Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270 (C.D. Cal. 2001),* where the plaintiff claimed that the brokerage firm misrepresented the commission structure. Declining to read SLUSA's requirements as broadly as those of Section 10(b), the District Court held that the alleged misrepresentations were not "intrinsically related" to the securities but were instead related to the "vehicle" for delivery of the securities, and remanded the action to state court. *Id. at 1274.*

The misrepresentations alleged here are not integral to the purchase of HOLDRS. Although Spielman has alleged that Merrill Lynch made statements regarding the fees that CMA accountholders would be charged when purchasing **[*16]** Utilities HOLDRS securities, these statements did not concern the value of those securities, or the consideration received in return for trading the securities. While the transaction fees charged by Merrill Lynch affect the cost of trading, this cost is part of Merrill Lynch's bargain with its accountholders and is not sufficiently connected to the underlying securities to meet the requirement that the misrepresentation about those fees be "in connection with" the purchase or sale of covered securities. Accordingly, the case is remanded.

CONCLUSION

The plaintiff's motion to remand is granted and the case is returned to New York Supreme Court. The Court declines to decide the defendant's motion to dismiss.

SO ORDERED:

Dated: New York, New York

October 9, 2001

DENISE COTE

United States District Judge

Exhibit 2

MICHELLE GRABOW, on behalf of herself and others similarly situated, Plaintiff, v. PRICEWATERHOUSECOOPERS LLP, a Delaware limited liability partnership, Defendant.

Case No. 04-CV-0046-EA (M)

UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF OKLAHOMA

2004 U.S. Dist. LEXIS 6714

April 5, 2004, Decided
April 5, 2004, Filed

DISPOSITION: [*1] Plaintiff's Motion to Remand was granted.

CASE SUMMARY:

PROCEDURAL POSTURE: Plaintiff shareholder filed a class action suit against defendant public accounting firm in the District court in and for Tulsa County (Oklahoma) seeking damages arising from the firm's alleged professional negligence. The shareholder asserted state law based claims. The firm removed the suit on the basis of federal question jurisdiction. Pursuant to *28 U.S.C.S. § 1447*(c), the shareholder moved to remand the case back to the state court.

OVERVIEW: The shareholder alleged that the firm had failed to discover and report late trading by employees working for a family of funds, in which she and the other class members were invested, and that the firm had failed to take appropriate action to discourage or prevent market timing. The firm contended that although the shareholder had alleged state law claims, the suit was properly removed to the court pursuant to *15 U.S.C.S. § § 77p*(b), (c), 78bb(f)(1), (2), of the Securities Litigation Uniform Standards Act (SLUSA), *15 U.S.C.S. § § 77p*, 78bb, because the suit contained allegations that it had made an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security. The court disagreed. SLUSA did not preempt the shareholder's claims because she did not allege that the firm's misrepresentations had caused her or the other class members to buy or sell their shares in the fund. The damages she claimed related solely to injuries arising from the retention of securities. SLUSA did not apply to claims dealing solely with the retention of securities, and its language could not be stretched to encompass third party purchases.

OUTCOME: The court granted the motion to remand and ordered the clerk to remand the case back to the state district court.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For MICHELLE GRABOW, plaintiff: Ray Thompson Hillis, David James Schaffer, Titus Hillis & Reynolds PC, Tulsa, OK.

For PRICEWATERHOUSECOOPERS, LLP, defendant: Jack LeDrew Neville, Jr, Russell A Cook, Hartzog Conger Cason & Neville, Oklahoma City, OK.

For PRICEWATERHOUSECOOPERS, LLP, defendant: Michael R Young, John R Oller, Scott S Rose, Willkie Farr & Gallagher, New York, NY.

JUDGES: CLAIRE V. EAGAN, UNITED STATES DISTRICT JUDGE.

OPINIONBY: CLAIRE V. EAGAN

OPINION:

ORDER

This removed action comes before the Court pursuant to plaintiff's Motion to Remand (Dkt. # 5) filed January 28, 2004. As set forth in the Class Action Petition filed in state court, plaintiff Michelle Grabow, on behalf of certain investors and shareholders in the Janus Family of Funds ("Funds"), brought this action against PricewaterhouseCoopers LLP ("PWC"), a certified public accounting firm. The claims arise from PWC's alleged professional negligence in connection with its audits of the Funds. In particular, plaintiff alleges that defendant failed to discover and report that the Funds were permitting late trades by certain investors, *i.e.*, "market timers, **[*2]** " and failed to take appropriate action to discourage, prevent, or stop market timing. Plaintiff asserts three state common law claims: negligence, negligent misrepresentation, and aiding and abetting a breach of fiduciary duty. Defendant removed to federal court on the basis of federal question jurisdiction. Specifically, defendant asserts that this action is removable pursuant to the Securities Litigation Uniform Standards Act ("SLUSA"), *15 U.S.C. § § 77p(b), (c), 78bb(f)(1), (2)*.

I.

The removal statutes require a case to be remanded to state court if at any time before final judgment it appears the court lacks subject matter jurisdiction. *28 U.S.C. § 1447(c)*. Federal courts are courts of limited jurisdiction. The party seeking to invoke the jurisdiction of the federal courts has the burden of proving the existence of jurisdiction, and the burden of proof in removal cases is on the defendant. See *McNutt v. General Motors Acceptance Corp. of Indiana, 298 U.S. 178, 189, 80 L. Ed. 1135, 56 S. Ct. 780 (1936)*; see also *Wilson v. Republic Iron & Steel Co., 257 U.S. 92, 97, 66 L. Ed. 144, 42 S. Ct. 35 (1921)*. The removing defendant **[*3]** bears the burden of establishing federal court jurisdiction at the time of removal, and not by supplemental submission. *Laughlin v. Kmart Corp., 50 F.3d 871, 873 (10th Cir. 1995)*; see *Herber v. Wal-Mart Stores, 886 F. Supp. 19, 20 (D. Wyo. 1995)* (holding that the jurisdictional allegation is determined as of the time of the filing of the notice of removal).

The two portions of the SLUSA cited by defendant in support of its Notice of Removal provide:

> (b) Class action limitations
>
> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging --
>
> > (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
> >
> > (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.
>
> (c) Removal of covered class actions
>
> Any covered class action brought in any State court involving a covered security as set forth in subsection (b), shall be removable to the Federal district court for the **[*4]** district in which the action is pending, and shall be subject to subsection (b).

15 U.S.C. § § 77p(b), (c).

> (f) Limitations on remedies
>
> (1) Class action limitations
>
> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
>
> > (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or
> >
> > (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.
>
> (2) Removal of covered class actions
>
> Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

15 U.S.C. § 78bb(f)(1), (2). For purposes of this motion, there is no dispute that this is a "covered class action," that the petition is based on state law claims, or that it involves allegations as to "covered" securities. **[*5]** The issue is whether the allegations involve misrepresentations "in connection with the purchase or sale" of a covered security.

Since SLUSA does not define the term "in connection with the purchase or sale" of a covered security, courts interpreting the term in SLUSA have consistently relied upon decisions interpreting the same term in section 10(b) of the Securities Exchange Act of 1934 (*15 U.S.C. § 78j*) and Securities Exchange Commission Rule 10b-5 (*17 C.F.R. § 240.10b-5*). See, e.g., *Behlen v. Merrill Lynch, 311 F.3d 1087, 1093 (11th Cir. 2002)*. Where no purchase or sale of a security has been transacted by the claimant who seeks damages under *section 10(b)* or *Rule 10b-5*, the "in connection with" requirement is not met. *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 749, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975)*. Hence, SLUSA does not preempt a state law claim where the plaintiff does not allege that defendant's misrepresentations caused him or her to buy or sell a security. See, e.g., *Meyer v. Putnam Int'l Voyager Fund, 2004 U.S. Dist. LEXIS 2545, No. CIV.A. 03-12214-WGY, 2004 WL 199833 (D. Mass. Jan. 27, 2004)*; *Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 711 (S.D.N.Y. 2003)*; **[*6]** *Shaev v. Claflin, 2001 U.S. Dist. LEXIS 6677, No. C 01-0009 MJJ, 2001 WL 548567 (N.D. Cal. May 17, 2001)*; *Gordon v. Buntrock, 2000 U.S. Dist. LEXIS 5977, No. 00 CV 303, 2000 WL 556763* (N.D. Ill. April 28, 2000). "SLUSA does not apply to claims dealing *solely* with the retention of securities, rather than with purchase or sale." *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1345 (11th Cir. 2002)* (emphasis in original).

II.

Plaintiff's claims, by their very nature, relate solely to injuries arising from the retention of securities, and not from the purchase or sale. There is no allegation that PWC's audits caused plaintiff to buy or sell her shares; the sole allegation is that plaintiff continued to hold her shares based upon PWC's misrepresentations or omissions as to the market timing permitted by The Funds. Plaintiff defined the putative class as "all shareholders in the Janus Family of Funds who owned shares at any time from January 1, 2000, to the present and who were harmed or damaged by PWC's negligence as described herein." Class Action Petition, P 9 (Notice of Removal, Dkt. # 1, Ex. A). n1 Other paragraphs in the petition reference the class as those who "are **[*7]** or were shareholders of the respective Funds" (P 14) and "buy and hold investors" (PP 20, 28). Another paragraph references the alleged injury as "long term shareholder losses" (P 43). The petition makes it clear that the alleged losses are losses to the Funds realized by those shareholders who held their securities based upon the alleged misrepresentations or omissions, not those shareholders who bought and sold as a result of PWC's actions. Thus, while plaintiff's definition of the putative class does not explicitly exclude investors who bought or sold covered securities during the time period relevant to the litigation, e.g., *Gutierrez v. Deloitte & Touche. L.L.P., 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001)*, there is no allegation in the petition as to any fraud or loss arising in connection with the purchase or sale of a security.

n1 Although plaintiff amended her petition after removal to specifically exclude claims relating to the purchase or sale of securities (see Dkt. # 2, PP 1, 9), the Court must determine subject matter jurisdiction at the time of removal. See, e.g., *Laughlin, 50 F.3d at 873*; *Pfeiffer v. Hartford Fire Ins. Co., 929 F.2d 1484, 1488 (10th Cir. 1991)*.

[*8]

Defendant argues that the petition's reference to certain statements in the Funds' prospectuses and other public documents is sufficient to bring the plaintiff's allegations within SLUSA's ambit. In particular, defendant directs the Court's attention to paragraph 31 of the petition which references a policy statement in the Funds' prospectuses as an example of the Funds' repeated assurances to investors that market timing would not be tolerated. Paragraph 31 also alleges that "PWC owed a duty to the investors of the shares of the mutual funds to test for and detect any of this excessive trading or market timing as per the dictates of the prospectuses and other public documents filed by the mutual fund and signed off on by PWC." Class Action Petition, P 31 (Notice of Removal, Dkt. # 1, Ex. A). Defendant further argues that paragraphs 53, 54, 57, and 58 of the petition incorporate the allegations of paragraph 31.

Defendant's argument might succeed if plaintiffs had sued the Funds based upon the policy statement provided by the Funds in the prospectus. It fails because plaintiffs have sued PWC not based on the prospectus, but based on information that PWC provided, or failed to provide, **[*9]** as a result of its audits. Thus, defendant's reliance upon *Prof'l Mgmt. Assocs. v. KPMG LLP, 335 F.3d 800 (8th Cir. 2003)* (hereinafter referenced as "PMA"), and *Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598 (D. Del. 2002)*, is misplaced. The PMA case involved state law claim of negligence, negligent misrepresentation and aiding and abetting breach of fiduciary duty in connection with an outside auditor's audits of Green Tree Financial corporation. The PMA court wrote that "SLUSA governs when a complaint 'can reasonably be read as alleging a ... purchase of a covered security made in reliance on the allegedly faulty information provided [to the plaintiff] and to putative class members by [the defendant].'" *335 F.3d at 803*. The PMA complaint alleged: "As a direct result of Green Tree's false and misleading financial statement, and KPMG's false reports thereon, [PMA] and class members ... bought and retained their Green Tree shares, and did not sell their shares, in the belief that said shares were properly valued in the market ...." *335 F.3d at 802* (emphasis **[*10]** added). Thus, the complaint could "reasonably be read" to require SLUSA preemption. The petition in this matter contains no reference to class members who bought securities.

Similarly, the Zoren case involved allegations of fraud, misrepresentation and deception in public offerings relied upon by the investor plaintiffs. *195 F. Supp. 2d at 603-04*. Public offerings, by their very nature, involve the purchase of securities. Plaintiff in this matter has not alleged that the Funds misrepresented anything in the prospectus; she has simply alleged that the Funds acted in contravention of the statements made in the prospectus, and defendant PWC failed to make that known to the shareholders. In other words, plaintiff's damages are not based upon any prospectus statement made by the Funds; they are based on defendant's failure to discover and report the market timing permitted by the Funds in contravention of the statements in the prospectus and other documents.

In a related argument, defendant contends that the plaintiff's broad definition of the class necessarily includes shareholders who bought or sold shares after January 1, 2000. Yet, as the court in Shaev recognized, **[*11]** the fact that some shareholders may have purchased securities in the Funds after the class definition date does not link the alleged misleading conduct with the purchases. *2001 U.S. Dist. LEXIS 6677, 2001 WL 548567 at *6*. There is no allegation that purchasers bought their securities based upon any representations or omissions made by PWC. This is not a "mixed" claim involving purchasers or sellers as well as holders of securities. See *Riley, 292 F.3d at 1345*; *Cape Ann Investors LLC v. Lepone, 296 F. Supp. 2d 4, 2003 WL 22946491 (D. Mass., 2003)*; *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14, 19 (S.D.N.Y. 2001)*.

Finally, defendant argues that, since the allegations involve purchases and sales by market timers, the "in connection with" requirement of SLUSA is met by the third party purchases. However, defendant cites no authority in support of this proposition, and there is authority to the contrary. See *Meyer, 2004 U.S. Dist. LEXIS 2545, 2004 WL at 3*. It is too much of a stretch to say that the "in connection with" requirement is met because someone other than the plaintiff purchased or sold a security. It is the injured **[*12]** party's decision to purchase or sell securities in reliance upon a misrepresentation or omission -- not the purchase or sale by a disinterested third party -- which gives rise to a SLUSA preemption.

Several cases point out that Congress passed SLUSA in order to close a loophole in the *1995 Private Securities Litigation Reform Act* ("PSLRA"). E.g., *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 332 F.3d 116, 123 (2d Cir. 2003)*. The loophole allowed plaintiffs to circumvent the PSLRA's more stringent procedural and substantive requirements for private securities actions in federal courts by alleging state law causes of action in state courts. Id. However, as at least one court has recognized, Congress was aware of the Supreme Court's interpretation of *§ 10(b) of the 1934 Act*; nevertheless, Congress did not expand the scope of actions covered by SLUSA to holders of securities in addition to sellers and purchasers. See *Gordon, 2000 U.S. Dist. LEXIS 5977, 2000 WL 556763*, at *4. Although this Court recognizes that SLUSA is to be broadly applied, e.g., *Zoren, 195 F. Supp. 2d at 603*, its language cannot be stretched to encompass the interpretation urged by **[*13]** defendant. The Court does not read the petition to include any allegation of harm caused by misrepresentations or omission in connection with the purchase or sale of a covered security.

III.

Accordingly, the Motion to Remand (Dkt. # 5) is **GRANTED.** The Court hereby orders the Court Clerk to remand this case to the District Court in and for Tulsa County.

Dated this 5th day of April, 2004.

CLAIRE V. EAGAN

UNITED STATES DISTRICT JUDGE

Exhibit 3

DAVID SHEN, et al., Derivatively On Behalf of L90, Inc., Plaintiffs, v. JOHN C. BOHAN, et al., Defendants, -and- L90, INC., Nominal Defendant

CASE NO.: CV 02-7268 ABC (PJWx)

UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

2002 U.S. Dist. LEXIS 22485; Fed. Sec. L. Rep. (CCH) P92,223

October 16, 2002, Decided
October 16, 2002, Filed; October 17, 2002, Entered

DISPOSITION: **[*1]** Plaintiff's Motion to Remand GRANTED and action remanded to state court. Plaintiffs' request for attorney's fees and costs DENIED.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For David Shen, PLAINTIFF: Marc M Umeda, Robbins Umeda & Fink, San Diego, CA USA. Roger B Greenberg, Schwartz Junell Campbell & Oathout, Houston, TX USA.

For John C Bohan, Christopher J Cardinali, Mitchell Cannold, William M Apfelbaum, Peter G Diamandis, Peter Sealey, Glenn S Meyers, G Bruce Redditt, L90 Inc, DEFENDANTS: Thomas J Nolan, Howrey Simon Arnold & White, Los Angeles, CA USA. Robert E Gooding, Jr, Howrey Simon Arnold & White, Irvine, CA USA. Roman E Darmer, II, Howrey Simon Arnold & White, Irvine, CA USA.

JUDGES: AUDREY B. COLLINS, UNITED STATES DISTRICT JUDGE.

OPINIONBY: AUDREY B. COLLINS

OPINION:

ORDER REMANDING THE ACTION TO STATE COURT

BC 270544

Before the Court is Plaintiffs' Motion to Remand this action to state court. Plaintiffs contend that Defendants improperly removed this action to federal court under the Securities Litigation Uniform Standards Act of 1998. Having reviewed and considered Plaintiffs' Motion to Remand, Defendants' Opposition, Plaintiffs' Reply, all attached declarations and the applicable law, **[*2]** the Court finds the Motion suitable for decision without oral argument. See *Fed. R. Civ. Pro. 78*; Local Rule 7-15. For the reasons detailed below, the Court GRANTS Plaintiffs' Motion to Remand.

I. BACKGROUND

Plaintiffs David Shen and Joseph Catalano commenced this action in Los Angeles Superior Court by filing two shareholder derivative actions on March 22, 2002, and March 25, 2002, respectively. On June 20, 2002, the state court consolidated the two actions pursuant to stipulation of counsel. Plaintiffs then filed a Consolidated Complaint in state court on August 23, 2002. Unlike the first two complaints, the Consolidated Complaint's first cause of action includes a class action for breach of fiduciary duty related to shareholder voting rights. Complaint P102. The Complaint's other five claims are all shareholder derivative actions, as opposed to class actions.

On September 18, 2002, Defendant MaxWorldwide, Inc. (formerly L90, Inc.) and several individual defendants n1 removed this action to federal court pursuant to the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). Pub. L. No. 105-353, 112 Stat. 3227 (codified as amended in scattered sections of 15 U. **[*3]** S.C.). Defendants contend that SLUSA preempts Plaintiffs' first cause of action. Notice of Removal P4. On September 30, 2002, Plaintiffs moved to remand this action to state court.

n1 The individual defendants include Christopher J. Cardinali, Mitchell Cannold, William M. Apfelbaum, Peter G. Diamandis, Peter Sealey, Glenn S. Meyers, and G. Bruce Redditt. Defendants John C. Bohan and Thomas

A. Sebastian filed separate joinders in the Notice of Removal on September 18, 2002, as well.

II. DISCUSSION

In enacting SLUSA, Congress sought to prevent litigants from strategically pursuing meritless class actions in state court in an effort to evade the protections of federal law. See H.R. Conf. Rep. 105-803 at 13. SLUSA, therefore, preempts and mandates removal of any (1) covered class action, (2) based on state law, (3) alleging a misrepresentation or omission of a material fact or act of deception; (4) in connection with the purchase or sale of a covered security. See *15 U.S.C. § 78bb* **[*4]** (f)(1); *Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598, 603 (D. Del. 2002).*

Plaintiffs advance three arguments in support of their motion to remand. First, Plaintiffs argue that SLUSA is inapplicable here because their class action does not meet the test for a "covered class action." Second, Plaintiffs contend that they did not bring the first cause of action "in connection with the purchase or sale of a covered security." Plaintiffs' final argument relies on an exception under SLUSA known as the Delaware carve-out. Because Plaintiffs' first two arguments have persuaded the Court, the Court will not address whether the Delaware carve-out applies here.

1. Plaintiffs' Class Action Is Not a "Covered Class Action" Under SLUSA

SLUSA defines a "covered class action" as one in which either (1) damages are sought on behalf of more than 50 persons or prospective class members or (2) one or more named parties seek to recover damages on a representative basis. See *15 U.S.C. § 77p*(f)(2)(A)(i) (emphasis added). Plaintiffs maintain that because they are only seeking equitable relief, and not damages, under the first cause of action, **[*5]** the action is not a "covered class action." See Complaint P114 (requesting that the Court exercise its equitable powers with respect to the first cause of action because there is no adequate remedy at law). Defendants point the Court to Plaintiffs' prayer for relief in which Plaintiffs clearly request damages. See Complaint PB. Defendants insist the action is covered under SLUSA, arguing that Plaintiffs have requested damages and, even if they had not, courts have allowed removal even where a class did not include damages in its prayer for relief. The Court finds that each of the cases cited by Defendants is distinguishable from the instant case.

The cases Defendants rely upon are inapposite because they involve class actions exclusively, and Plaintiffs' action primarily concerns shareholder derivative claims. See *Zoren, 195 F. Supp. 2d at 600* (dismissing class action alleging breach of fiduciary and contractual duties); *Bertram v. Terayon Communications Sys., 2001 U.S. Dist. LEXIS 6215, 2001 WL 514358* at *1 (C.D. Cal. 2001) (involving action brought "on behalf of and for the benefit of members of the general public"); *Gibson v. PS Group Holdings, Inc., 2000 U.S. Dist. LEXIS 3158, 2000 WL 777818* at *1 (S.D. Cal. 2000) **[*6]** (remanding class action brought on behalf of plaintiff and a class of shareholders). Defendants argue that because Plaintiffs have made an unambiguous request for damages, Plaintiffs' action is a "covered class action." However, the Court concludes that Plaintiffs' prayer for damages clearly relates to the derivative claim and not the class claim, rendering the action outside of the purview of SLUSA.

To qualify as a "covered class action" under SLUSA, plaintiffs must seek damages on behalf of a class, and not on behalf of the company as part of a shareholder derivative action. Compare *15 U.S.C. § 77p*(f)(2)(A) with *15 U.S.C. § 77p*(f)(2)(B). Citing Zoren, Defendants suggest that the Court should look to the complaint as a whole, and not attempt to pair the relief with the claim, in determining whether SLUSA mandates removal. However, in crafting SLUSA's language, Congress defined "covered class action" to capture mass actions and specifically excluded shareholder derivative actions. See S. Rep. 105-182 at 9. As such, Plaintiffs' request for damages in connection with the shareholder derivative actions **[*7]** does not render the action removable under SLUSA.

Defendants argue that, even if Plaintiffs had not requested damages at all, the action would still be removable under the reasoning in Gibson and Bertram. The Court disagrees. In Gibson, the procedural history suggested that the "plaintiff had selectively omitted the damages prayer form his Amended Complaint to defeat removal." *2000 U.S. Dist. LEXIS 3158, 2000 WL 777818* at *3. In Bertram, the court doubted the plaintiffs only sought equitable relief when the plaintiffs' prayer for relief was indistinguishable from the money damages remedy usually sought in securities cases. *2001 U.S. Dist. LEXIS 6215, 2001 WL 514358* at *3. Both courts expressed concerns that the plaintiffs were deceptively evading the protections that SLUSA provides. *2001 U.S. Dist. LEXIS 6215,* [WL] at *4; *2001 U.S. Dist. LEXIS 3158, 2001 WL 777818* at *3.

However, the Gibson and Bertram courts' reasoning does not apply where there is no evidence that the plaintiffs are fraudulently pleading to circumvent SLUSA. See *In re Waste Management Inc., 194 F. Supp.2d 590, 596 (S.D. Tex. 2002)* (remanding shareholder class action to state court where there was no evidence that shareholders attempted to **[*8]** fraudulently plead around SLUSA to avoid removal, and non-removal clause prohibited removal of federal securities claims brought in state court); *Wald v. C.M. Life Ins. Co., 2001 U.S. Dist. LEXIS 2593, 2001 WL 256179* at *6 (N.D. Tex. 2001) (rejecting SLUSA preemption where plaintiff sought only declaratory and injunctive relief, and there was no indication that the plaintiff attempted to manipulate the system). Here, Plaintiffs' current prayer for damages is identical to the prayer in their original complaints, which asserted only derivative actions. While Plaintiffs did amend their Consolidated Complaint to include a class action claim, the record does not suggest that the amended pleadings are the result of deception. Instead, Plaintiffs subsequently added the class action claim because the alleged injury which it details occurred after the original complaints were filed. n2 The original prayer for damages for the derivative claims was simply "carried over" in the amended Consolidated Complaint. While Plaintiffs undoubtedly fashioned their pleadings to preserve a state forum, there is no indication that the pleadings are deceptive or fraudulent. Therefore, under the circumstances of this case, **[*9]** the Court will not grant removal in an effort to prevent the thwarting of SLUSA.

> n2 Plaintiffs assert that Defendants failed to have the annual shareholders meeting before June 3, 2002, resulting in Plaintiffs' voting disenfranchisement. Pls.' Reply at 2:4-6.

2. Plaintiffs Did Not Bring the Class Action "In Connection With" the Purchase or Sale of Securities

In arguing that Plaintiffs brought the class action claim "in connection with" the purchase or sale of a covered security, Defendants urge a broad reading of the statutory language that would not require that Plaintiffs be the actual purchasers or sellers of the security. Under a narrower interpretation of the "in connection with" requirement, Plaintiffs argue that because they are alleging Defendants diluted their shareholder voting rights when stock was issued to acquire DoubleClick, the first cause of action was not brought "in connection with" the purchase or sale of securities. SLUSA does not define the phrase "in connection with" the purchase **[*10]** or sale of a covered security. However, "in the absence of a plaintiff or class of plaintiffs who purchased or sold a covered security, removal is not authorized by [SLUSA]." *Shaev v. Claflin, et al., 2001 U.S Dist. LEXIS 6677, 2001 WL 548567* at *6 (N.D. Cal. 2001).

In Shaev, as in the instant case, the plaintiffs' claims were unrelated to the plaintiffs' purchase or sale of a security. Instead, a class of shareholders alleged that the defendants' adjustment of the company's stock options diluted the existing shareholders' interests. Relying on the interpretation of similar language in Section 10(b) of the Securities Exchange Act of 1934, the Shaev court held that the "in connection with" requirement was not satisfied. Here, Plaintiffs are similarly arguing that their voting rights, as L90 shareholders, were diluted when Defendants issued stock. The Court finds Shaev persuasive and follows it.

Defendants have not established that Plaintiffs brought the class action claim "in connection with" the purchase or sale of securities to satisfy the requirements for removal. The removing parties bear the burden of establishing the facts necessary to show that federal jurisdiction exists. **[*11]** See, e.g., *Prize Frize, Inc. v. Matrix Inc., 167 F.3d 1261, 1265 (9th Cir. 1999).* Removal jurisdiction should be strictly construed to limit, not expand, federal jurisdiction. Id. Any doubts concerning removal must be resolved against removal and in favor of remanding the case back to state court. See, e.g., *Duncan v. Stuetzle, 76 F.3d 1480, 1485 (9th Cir. 1996)* (citation omitted). Defendants have not shown that removal would be proper here.

III. CONCLUSION

For the foregoing reasons, the Court hereby GRANTS Plaintiff's Motion to Remand and REMANDS the action to state court. The Court, in its discretion, DENIES Plaintiffs' request for attorney's fees and costs incurred in remanding this action.

DATED: Oct. 16, 2002

AUDREY B. COLLINS

UNITED STATES DISTRICT JUDGE

Exhibit 4

WAI CHINN, individually and on behalf of all those similarly situated, Plaintiffs, v. ROBERT A. BELFER, NORMAN P. BLAKE, JR., RICHARD CAUSEY, RONNIE C. CHAN, JOHN H. DUNCAN, JOE E. FOY, ANDREW S. FASTOW, WENDY L. GRAMM, KEN L. HARRISON, ROBERT JAEDICKE, KEN L. LAY, CHARLES A. LEMAISTRE, REBECCA MARK-JUSBASCHE, JOHN MENDELSOHN, JEROME J. MEYER, PAULO V. FERRAZ PEREIRA, FRANK SAVAGE, JEFFREY K. SKILLING, JOHN A. URQUHART, CHARLS WALKER, JOHN WAKEHAM, BRUCE WILLISON, HERBERT S. WINOKUR, JR., LJM CAYMAN LP, LJM2 CAYMAN CO-INVESTMENT LP, CHEWCO INVESTMENTS L.P., JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP, and ARTHUR ANDERSEN LLP, Defendants.

CV 02-00131-ST

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF OREGON

2002 U.S. Dist. LEXIS 20343

June 19, 2002, Decided

DISPOSITION: [*1] Plaintiff's motion to remand granted. Defendant Andersen's cross-motion to stay denied. Plaintiffs' oral motion to amend denied as moot; and case remanded to state court.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For Wai Chinn, Plaintiff: Robert S. Banks, Jr., Banks Law Office, P.C., Portland, OR. Robert C. Schubert, Juden Justice Reed Schubert & Reed LLP, San Francisco, CA.

For Robert A. Belfer, Norman P. Blake, Jr., Ronnie C. Chan, John H. Duncan, Joe E. Foy, Wendy L. Gramm, Robert Jaedicke, Charles A. LeMaistre, John Mendelsohn, Paulo V. Ferraz Pereira, Frank Savage, Charls Walker, John Wakeham, Herbert S. Winokur, Jr., Defendants: Jeffrey C. Dobbins, PERKINS COIE, LLP, Portland, OR. Paul T. Fortino, Perkins Coie LLP, Portland, OR.

For Ken L. Harrison, Defendant: Amy Joseph Pedersen, Tonkon Torp LLP, Portland, OR. William F. Martson, Jr, Tonkon Torp LLP, Portland, OR. Zachary W L Wright, Tonkon Torp LLP, Portland, OR.

For Arthur Andersen LLP, Defendant: Carl R Neil, Lindsay, Hart, Neil & Weigler, LLP, Portland, OR. Jay W. Beattie, Lindsay, Hart, Neil & Weigler, LLP, Portland, OR.

JUDGES: Janice M. Stewart, United States Magistrate Judge.

OPINIONBY: Janice M. Stewart

OPINION: [*2]

FINDINGS AND RECOMMENDATIONS

STEWART, Magistrate Judge:

INTRODUCTION

On January 9, 2002, plaintiffs commenced this class action in Multnomah County Circuit Court against former officers and directors of Enron Corporation ("Enron"), Enron's outside auditing firm, and several privately held entities relating to Enron. The Complaint alleges claims under Oregon law for negligent misrepresentation, common law fraud, and breach of fiduciary duty.

On February 1, 2002, defendants timely removed this action from state court pursuant to *28 USC § § 1441* and 1446 and the Securities Litigation Uniform Standards Act of 1998, Pub L No 105-353, 112 Stat 3227 ("SLUSA"), asserting that plaintiffs' Complaint is removable and should be dismissed pursuant to *15 USC § 77p*(c). SLUSA mandates removal and automatic dismissal of any (1) "covered class action" that (2) purports to be based on state law (3) alleging a misrepresentation or omission of material fact "in connection with" the purchase or sale of (4) a "covered security." *15 USC § 77p*(b) & (c). Plaintiffs then filed a Motion to Remand (docket # 6), arguing that **[*3]** the Complaint does not allege reliance on misrepresentations or omissions made "in connection with the purchase or sale of a covered security" as required for removal under SLUSA, *15 USC § 77p*(b)(2).

After removal, Arthur Andersen LLP ("Andersen") named this action in a Notice of Potential Tag-Along actions filed on February 25, 2002 with the Judicial Panel on Multidistrict Litigation (the "MDL Panel"). The MDL Panel was then considering a motion to consolidate over 50 cases pending in several federal districts arising out of Enron's collapse pursuant to *28 USC § 1407.* Some of those cases also were removed from state court based on SLUSA with pending motions to remand.

Shortly thereafter, on February 27, 2002, Enron filed a Notice of Bankruptcy Filing and Imposition of Automatic Stay in this case. On March 1, 2002, this court issued an Order (docket # 13) recognizing the automatic stay. Three weeks later, plaintiffs filed a Motion to Vacate the Automatic Stay (docket # 14). Andersen then filed a Cross-Motion to Stay Proceedings (docket # 22), asking that the proceedings in this case, including the motion to remand, be stayed pending **[*4]** a determination by the MDL Panel on the motion to consolidate the myriad Enron-related cases.

On April 16, 2002 the MDL Panel issued an order consolidating 54 Enron-related cases from several federal districts for coordinated pretrial proceedings in the Southern District of Texas. *See* Amended Affidavit of Jay W. Beattie In Support of Andersen's Reply In Support of Cross-Motion to Stay Proceedings, Ex A. The MDL Panel further noted that there are over 40 potential tag-along actions, including this action, and that such actions will be subject to conditional transfer orders pursuant to Rule 7.4 of the Rules of Procedure of the MDL Panel, *28 USC § 1407* ("Panel Rules").

On April 22, 2002, Enron filed in the Bankruptcy Court a Motion for a Global Order to enforce the automatic stay under *11 USC § 362*(a) to prevent plaintiffs, including plaintiffs in this case, from prosecuting actions which constitute property of the bankruptcy estate. Affidavit of Paul T. Fortino In Support of Defendants' Joint Opposition to Motion to Remand and Renewed Cross-Motion to Stay, Ex B. On the same day, this court lifted the automatic stay and directed the **[*5]** parties to complete briefing on plaintiffs' motion to remand. This court also reserved decision on Andersen's cross-motion to stay.

On May 13, 2002, this court held another hearing and questioned whether the Complaint alleged a theoretical federal securities fraud claim because the defined class included shareholders who had purchased Enron stock subsequent to, and in reliance on, some of the alleged misrepresentations and omissions. Transcript of Proceedings of May 13, 2002 (docket # 41) ("May Transcript"), pp. 5-7, 9-10, 18. Plaintiffs argued that the Complaint alleged no such claims, and alternatively made an oral motion to amend in the event such a claim were found in the initial Complaint. This court then questioned the propriety of a remand to state court following a clarifying amendment and ordered briefing on that issue.

On May 24, 2002, the MDL Panel issued a Conditional Transfer Order transferring 17 tag-along actions, including this action, to the Southern District of Texas for the same reasons stated in the its initial order establishing the multidistrict proceedings relating to the Enron litigation. Affidavit of Carl R. Neil In Opposition to Plaintiffs' Supplemental **[*6]** Memorandum In Support of Motion to Remand, Ex A. Plaintiffs filed a timely Notice of Opposition to the Conditional Transfer Order. As a result, the Conditional Transfer Order is stayed and this court's jurisdiction continues until further order of the MDL Panel. Panel Rule 1.5; n1 *General Elec. Co. v. Byrne, 611 F2d 670, 673 (7th Cir 1979).*

> n1 Panel Rule 1.5 provides that: "The pendency of a motion, order to show cause, conditional transfer order or conditional remand order before the Panel concerning transfer or remand of an action pursuant to *28 USC § 1407* does not affect or suspend orders and pretrial proceedings in the district court in which the action is pending and does not in any way limit the pretrial jurisdiction of that court."

The narrow issues currently before this court are relatively straightforward. They are: (1) whether an amendment to the Complaint is necessary to clarify that plaintiffs are not pursuing claims by individuals who purchased shares of Enron **[*7]** stock between April 11, 1997, and October 16, 1998; and (2) whether this court has subject matter jurisdiction over the claims in plaintiffs' Complaint. This court finds that both of these questions should be answered in the negative, and therefore recommends that plaintiffs' pending Motion to Remand (docket # 6) be granted; Andersen's Cross-Motion for a Stay (docket # 22) be denied; plaintiffs' oral motion to amend be denied as moot; and this action be remanded to Multnomah County Circuit Court.

ANALYSIS

I. Plaintiffs' Motion to Remand and Defendants' Cross-Motion to Stay

A. *Meyers* Methodology

As noted above, the parties have filed competing motions to remand and to stay. These motions pose the inevitable tension between plaintiffs who wish to remain in state court and defendants who contend that they are entitled to be in federal court. Superimposed over that tension is the fact that this case is subject to a Conditional Transfer Order in MDL litigation. Defendants urge this court to stay its hand and let the MDL Panel address the motion to remand in order to avoid conflicting jurisdictional decisions from the various federal district courts [*8] in which they have been named as defendants. Plaintiffs insist that this court has no jurisdiction, that they are entitled to an immediate remand to state court, and that they should not be forced into the quagmire of MDL litigation in a distant court where they may have to wait months for a decision on the remand issue.

District courts are divided as to whether to address the competing remand and stay motions together or separately, and if separately, in what order, and whether to defer consideration of the motions to the MDL Panel. *Meyers v. Bayer AG, 143 F Supp2d 1044, 1047-48 (ED Wis 2001)* (collecting cases). During the first hearing in this matter, this court advised the parties that to decide these motions, it would follow the analytical framework articulated in *Meyers*. Nothing filed or argued in this case since that time persuades this court to alter its course in that regard.

Meyers outlines a sensible three step methodology for deciding competing motions to remand and stay in cases involving pending transfer motions or conditional transfer orders in multidistrict litigation:

> [A] court should first give preliminary scrutiny to the merits [*9] of the motion to remand. If this preliminary assessment suggests that removal was improper, the court should promptly complete its consideration and remand the case to state court.
>
> If, on the other hand, the jurisdictional issue appears factually or legally difficult, the court's second step should be to determine whether identical or similar jurisdictional issues have been raised in other cases that have been or may be transferred to the MDL proceeding.
>
> * * *
>
> Only if the jurisdictional issue is both difficult and similar or identical to those in cases transferred or likely to be transferred should the court proceed to the third step and consider the motion to stay.

Id at 1049.

Despite the quantity of briefing submitted in this case, this court concludes that the jurisdictional issue is not factually or legally difficult and defendants have failed to show that SLUSA applies. Accordingly, this case should be remanded to Multnomah County Circuit Court.

B. Preliminary Assessment of the Jurisdictional Issue

As noted above, SLUSA mandates removal and automatic dismissal of any (1) "covered class action" that (2) purports to be based on state [*10] law (3) alleging a misrepresentation or omission of material fact "in connection with" the purchase or sale of (4) a "covered security." *15 USC § 77p*(b) & (c). There is no dispute that this case is a class action purporting to be based on state law and alleging misrepresentations or omissions regarding covered securities. Thus, the narrow jurisdictional issue is whether plaintiffs' Complaint alleges misrepresentations or omissions "in connection with the purchase or sale" of Enron securities. If so, SLUSA applies and this case was properly removed and should be dismissed.

As defendants acknowledged at oral argument, if the putative class includes only those individuals who purchased Enron securities *prior* to the first alleged misrepresentations or omissions on April 11, 1997, then SLUSA does not apply. The class is then limited strictly to the holders of securities who have "holder claims" that belong in state court. *See* May Transcript, pp. 10-11.

Supreme Court precedent clearly contemplates that state law may provide a remedy for *holders* of securities separate and apart from any remedy available to *purchasers* or *sellers*. Although "actual [*11] shareholders in the issuer who allege that they decided not to sell their shares because of an unduly rosy representation or a failure to disclose unfavorable material" have no claim under the 1934 Act, the Court stated that "this disadvantage is attenuated to the extent that remedies are available to nonpurchasers and nonsellers under state law." *Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 738-39, 44 L. Ed. 2d 539, 95 S. Ct. 1917 n9, 421 U.S. 723, 44 L. Ed. 2d 539, 95 S. Ct. 1917 (1975).* A number of states have upheld the rights of holders and nonpurchasers to seek relief in state court for misrepresentations. *See, eg, Malone v. Brincat, 722*

A2d 5 (Del Supr 1998). SLUSA, enacted some 23 years after *Blue Chips Stamps* was decided, mandates removal only for those class actions alleging a misrepresentation or omission of material fact "in connection with" the purchase or sale of a covered security. *15 USC § 77p*(b) & (c). Accordingly, several courts have remanded securities class actions alleging "holder claims" for failure to satisfy SLUSA's "in connection with" requirement. *Green v. Ameritrade, Inc., 279 F3d 590 (8th Cir 2002); Shaev v. Claflin, 2001 U.S. Dist. LEXIS 6677, 2001 WL 548567 (ND Cal 2001);* **[*12]** *Gutierrez v. Deloitte & Touche, LLP, 147 F Supp2d 584 (WD Tex 2001); Gordon v. Buntrock, 2000 U.S. Dist. LEXIS 5977, 2000 WL 556763 (ND Ill 2000); Lalondriz v. USA Networks, Inc., 54 F. Supp. 2d 352 (SDNY 1999).*

The voluminous record already generated in this case reveals that the motion to remand hinges upon the interpretation given the first two sentences of plaintiffs' Complaint, which allege as follows:

> This is a class action pursuant to ORCP 32(A) alleging state law claims on behalf of all persons who held securities of Enron Corporation ("Enron" or "the Company") prior to October 16, 1998 and continued to hold Enron securities through November 27, 2001 ("the Class Period"). This class action specifically excludes claims based upon the purchase or sale of Enron securities.

Complaint, P1.

Pointing to alleged misrepresentations and material omissions occurring from April 11, 1997, to October 13, 1998 (Complaint, PP52-64), defendants strenuously argue that the putative class, which consists of "all persons who held securities of Enron . . . *prior to October 16, 1998*," necessarily includes a sub-class of individuals who not only held Enron securities, **[*13]** but also *purchased* Enron securities *after the first alleged misrepresentation on April 11, 1997*. Joint Notice of Removal, p. 5. Because this potential sub-class would have *purchased* their Enron securities at a price which, according to plaintiffs' substantive allegations (Complaint, PP52-62), was artificially inflated by reason of defendants' alleged misstatements or omissions, defendants assert that plaintiffs' Complaint necessarily includes claims subject to SLUSA. For the reasons that follow, this court disagrees.

First, the second sentence of the Complaint is clear that plaintiffs allege no claim based upon a purchase or sale: "This class action specifically excludes claims based upon the purchase or sale of Enron securities." Complaint, P1. While defendants posit that the class may include plaintiffs who purchased Enron securities after April 11, 1997, but before October 16, 1998, this second sentence effectively excludes the possibility of any potential claims for purchases post-dating the first alleged misrepresentation. This express disavowal of any claims based on a "purchase or sale" is not legally or factually difficult, and is the only sentence in the Complaint **[*14]** which references a "purchase" or "sale." The subsequent allegations regarding the historical beginnings of defendants' alleged fraud merely provide background facts and information and do not refer to any purchase or sale.

Plaintiffs explain that they did not specifically define the class to exclude plaintiffs who purchased Enron securities after April 11, 1997, because any such claim is clearly barred. Any claim based on a purchase must be brought within the three year statute of limitations. *Lampf, Pleva, Lipkind, Prupis & Petigrow v. Gilbertson, 501 U.S. 350, 115 L. Ed. 2d 321, 111 S. Ct. 2773 (1991)*. Plaintiffs limit the class to individuals who held shares prior to *October 16, 1998*, which is more than three years before the first revelation of the underlying fraud. The statute of limitations bars any putative class members from pursuing any claims premised upon a purchase of Enron securities.

In any event, plaintiffs' express exclusion of a claim based upon a purchase or sale of securities is sufficient to eliminate the theoretical possibility of a claim by a holder who purchased during the period of the alleged misrepresentations. In that respect, this **[*15]** case is distinguishable from another Enron-related class action relied upon by defendants. In *Coy v. Arthur Andersen*, Case No. 01-4248 (SD Tex, Feb 6, 2002), the class was broadly defined to include all persons who "own, or owned, Enron shares since January 1, 1997." *Id* at 22. Judge Harmon, who is presiding over the multidistrict proceedings, found that "the ambiguous loose construction and language of the class definition can be read to include not only shareholders who purchased their stock before or on January 1, 1997 and still own it, but persons who bought and 'owned' the stock since January 1, 1997, and others in both these categories who sold it after the alleged misrepresentations." *Id* at 18. Based on that loose, overly inclusive language, Judge Harmon held that some claims were subject to SLUSA, dismissed those claims, and also exercised supplemental jurisdiction over the remaining state law claims under *28 USC § 1367*. Unlike this case, *Coy* did not involve a pleading which expressly excluded claims based upon purchases or sales, nor was the class limited in time to persons who necessarily would have had to have purchased their shares **[*16]** outside of the applicable statute of limitations for claims under *15 USC §*

10(b)(5). Here, unlike *Coy*, plaintiffs have successfully pled around SLUSA.

Second, to the degree there is any potential ambiguity, the procedural posture of this case dictates remand. In deciding a motion to remand, the court looks to whether the case was properly removed to federal court in the first instance. *Salveson v. Western States Bankcard Ass'n, 731 F2d 1423, 1426 (9th Cir 1984).* "The burden of establishing federal jurisdiction is placed on the party seeking removal, and the removal statute is strictly construed against removal jurisdiction." *Id* (citations omitted). "Because of the 'Congressional purpose to restrict the jurisdiction of the federal courts on removal,' . . . federal jurisdiction 'must be rejected if there is any doubt as to the right of removal in the first instance.'" *Duncan v. Steutzle, 76 F3d 1480, 1485 (9th Cir 1996)* (citations omitted). At a minimum, plaintiffs have repeatedly waived any claim, theoretical, possible, potential, or otherwise, by the sub-class that defendants insist might exist. Thus, this court has serious **[*17]** doubts that any claim asserted is based upon the "purchase or sale" of a covered security. Such doubts must be resolved in favor of remand.

For these reasons, this court's "preliminary assessment suggests that removal was improper." *Meyers, 143 F. Supp. 2d at 1049.* As a result, this court agrees with plaintiffs that it need not proceed past the first step in the *Meyers* analysis and that remand is in order.

II. Plaintiffs' Oral Motion to Amend

During the May 13, 2002 hearing in this matter, this court suggested that the Complaint might include class members with theoretical federal claims. Plaintiffs then orally moved to amend the Complaint. May Transcript, pp. 5-10, 13. This court thereafter requested briefing on the propriety of an amendment to the Complaint to eliminate federal question jurisdiction and a subsequent remand given the current posture of the case.

Because this case should be remanded based on the current allegations in the Complaint, the cautionary oral motion to amend should be denied as moot. However, in the event that the *Meyers'* analysis is deemed faulty, then this court alternatively recommends that the motion to amend be **[*18]** granted and this case remanded to state court. n2

> n2 Contrary to defendants' characterization, plaintiffs' motion to amend was not a concession that this court has jurisdiction over their claims. To the contrary, plaintiffs have consistently maintained that defendants improperly removed this action to federal court and only offered the amendment in the event that this court concluded that the Complaint included claims preempted by SLUSA.

A. Right to amend as a matter of course

FRCP 15(a) provides that "[a] party may amend the party's pleading once as a matter of course at any time before a responsive pleading is served." A motion to remand is not the type of responsive pleading that bars a plaintiffs' right to amend. After removal, a plaintiff maintains the right to amend without leave of court to eliminate the basis for federal question jurisdiction. *Naples v. New Jersey Sports & Expo. Auth., 102 F Supp2d 550 (D NJ 2000); Grynberg Prod. Co. v. British Gas PLC, 149 FRD 135, 137 (ED Tex 1993).* **[*19]**

The right to amend provided under *FRCP 15(a)* after removal has been limited only in diversity cases. *See, eg, Winner's Circle of Las Vegas, Inc. v. AMI Franchising, Inc., 916 F Supp 1024 (D Nev 1996); Bevels v. American States Ins. Co., 100 F Supp2d 1309 (MD Ala 2000).* That limitation arises from the competing mandate set forth in *28 USC § 1447*(e) which provides that "if after removal the plaintiff seeks to join additional defendants whose joinder would destroy subject matter jurisdiction, the court may deny joinder, or permit joinder and remand the action to the State court." *Bevels, 100 F Supp2d at 1312.* A contrary rule would allow a plaintiff whose case had been removed to federal court to avoid any fraudulent joinder inquiry which could have been conducted had the non-diverse defendant been named in the original complaint. *Id.*

These cases are clearly distinguishable from this case because *28 USC § 1447*(e) is inapplicable to federal question cases, and the plain language of *FRCP 15(a)* admits no exception for cases removed to federal court. Thus, where, as here, the complaint **[*20]** has not been previously amended and no responsive pleading has been served, a plaintiff retains the right to amend the pleading "as a matter of course" without leave of court to eliminate federal question jurisdiction.

B. Leave to Amend

Even if leave to amend is required, it should nevertheless be granted. Where the proposed amendment would not be futile, would not unfairly prejudice the opposing party, and is not proposed in bad faith, denial of leave to amend constitutes an abuse of discretion. *See Hurn v. Retirement Fund Trust of Plumbing, Heating & Piping Indus. of So. Calif., 648 F2d 1252, 1254 (9th Cir 1981).*

Interpreting Ninth Circuit authority, other district courts have granted leave to amend a removed complaint to eliminate federal claims. *See, eg, Doerrler v. Oakland/Alameda County Coliseum Complex, Inc., 2000 U.S. Dist. LEXIS 10857, 2000 WL 1060493* (ND Cal, July 18, 2000); *Chow v. Hirsch, 1999 U.S. Dist. LEXIS 3010, 1999 WL 144873* (ND Cal, Feb 22, 1999); *Schmutzler v. Dinwiddie Constr. Co., 1995 U.S. Dist. LEXIS 9038, 1995 WL 375599* (CD Cal., June 16, 1995). Leave of court was required in these cases because the complaint had been amended previously.

Defendants do not **[*21]** -- and could not -- argue that the proposed amendment would unduly delay trial or is prejudicial or futile. Furthermore, a proposed amendment that eliminates any conceivable federal claim is not made in bad faith. *Baddie v. Berkeley Farms, Inc., 64 F3d 487, 490-91 (9th Cir 1995)* (plaintiff's "straightforward tactical decision" to amend the removed complaint to allege only state law claims did not constitute "manipulation"). Here it is evident that plaintiffs never intended to plead a federal cause of action and have done so, if at all, inadvertently. No forum manipulation can be found where a plaintiff seeks to eliminate a federal claim that was pled inadvertently. *See, eg, Dula v. McPherson, 1999 U.S. Dist. LEXIS 16945, 1999 WL 1939238 (MD NC 1999); Moscovitch v. Danbury Hosp., 25 F Supp2d 74, 79 (D Conn 1998); Schmutzler, supra.*

To bar amendment, defendants raise the specter of facing parallel state and federal proceedings. However, plaintiffs cannot pursue both state and federal claims based upon the allegations in the Complaint. As discussed above, any federal claim would be barred by both the federal statute of limitations and by *Blue* **[*22]** *Chip Stamps* which precludes claims of fraud under federal law by non-purchasers or holders of securities.

In sum, even if plaintiffs have no right to amend as a matter of course, leave to amend should be granted.

III. Supplemental Jurisdiction

Defendants also urge this court to retain supplemental jurisdiction over the state law claims. This court should reject this suggestion.

Defendants are putting the supplemental jurisdiction cart before the original jurisdiction horse. By limiting the class to those individuals who held their shares *prior to October 16, 1998*, plaintiffs have effectively eliminated any potential claim by the sub-class which defendants insist requires removal and dismissal under SLUSA. Thus, plaintiffs have successfully avoided SLUSA's reach. As a result, there is no original jurisdiction over plaintiffs' claims, and *ipso facto* no "supplemental" jurisdiction to assert.

Moreover, even if this court originally had jurisdiction which it lost by allowing amendment, it should decline to exercise supplemental jurisdiction. In deciding whether to decline exercising its supplemental jurisdiction, a court considers the factors of comity between **[*23]** state and federal courts, judicial economy, fairness to the litigants, and convenience, along with whether the party seeking remand has engaged in "forum manipulation." *Carnegie-Mellon Univ. v. Cohill, 484 U.S. 343, 350, 357, 98 L. Ed. 2d 720, 108 S. Ct. 614 (1988).*

Plaintiffs have not attempted to engage in forum manipulation. Instead, they simply made a perfectly legitimate decision to only pursue state law holder claims. As discussed above, even if an amendment is required to achieve that result, such an amendment is a legitimate tactical move that does not constitute forum manipulation and therefore does not counsel against remand. As noted in by the Supreme Court, "in the usual case in which all federal-law claims are eliminated before trial, the balance of factors to be considered . . . -- judicial economy, convenience, fairness, and comity -- will point toward declining to exercise jurisdiction over the remaining state-law claims." *Carnegie-Mellon, 484 U.S. at 350 n7.* There is nothing unusual about this case that dictates a different result. Other than this court considering a litany of briefs concerning the jurisdictional issue, nothing has **[*24]** transpired in this case to date. Furthermore, the only claims plaintiffs assert raise novel issues under state law, namely whether and under what circumstances a plaintiff may assert a claim that he or she was fraudulently induced to hold securities. Given this circumstance, principles of comity weigh heavily against retaining this action. *See, eg, Pennhurst State Sch. & Hosp. v. Halderman, 465 U.S. 89, 122, 79 L. Ed. 2d 67, 104 S. Ct. 900 n32, 465 U.S. 89, 79 L. Ed. 2d 67, 104 S. Ct. 900 (1984); United Mine Workers of Am. v. Gibbs, 383 U.S. 715, 726, 16 L. Ed. 2d 218, 86 S. Ct. 1130 (1966); Financial Gen. Bankshares v. Metzger, 220 U.S. App. D.C. 219, 680 F2d 768, 776 (DC Cir 1982); Jones v. Fitch, 665 F2d 586, 593 (5th Cir 1982).* In short, the factors of judicial economy, fairness, and comity all point toward remand rather than toward the exercise of supplemental jurisdiction.

The factor of "convenience" cuts both ways. On the one hand, it would be very convenient for defendants to have every case filed against them in the same forum to prevent duplication of effort and to eliminate the risk of inconsistent rulings. On the other hand, it would be extremely **[*25]** inconvenient for plaintiffs to be forced or dragged into multidistrict litigation in a distant location where they may face an interminable wait for a decision on the basic issue of whether they should have been there in the first instance. Because the convenience of litigation in federal court versus state court depends upon the party asked, the factor of convenience is not particularly helpful in this case. As a result, all applicable factors weigh against, and this court should refuse to exercise, supplemental jurisdiction.

CONCLUSION

As discussed above, this court finds that this case was not properly removed to this court in the first instance. Alternatively, this court has grave doubts about whether the case should have been removed, which mandates remand. Even if the current allegations do not mandate remand, this court finds that plaintiffs should be permitted to amend the Complaint to eliminate any doubt that they intended to assert no federal claims. Basic fairness dictates that the deliberate choice of plaintiffs to allege exclusively state-law claims should be honored. Defendants' arguments regarding potential applicability of SLUSA, as well as their suggestion **[*26]** that this case should be stayed, or that this court should exercise supplemental jurisdiction over plaintiffs' claims, should be rejected.

RECOMMENDATIONS

Upon review of the entire record in this case, this court concludes that remand is appropriate without amendment of the Complaint. Thus, plaintiff's Motion to Remand (docket # 6) should be GRANTED; defendant Andersen's Cross-Motion to Stay (docket # 22) should be DENIED; plaintiffs' oral motion to amend should be DENIED as moot; and this case should be remanded to Multnomah County Circuit Court.

SCHEDULING ORDER

Objections to these Findings and Recommendations, if any, are due **July 9, 2002**. If no objections are filed, then the Findings and Recommendations will be referred to a district court judge and go under advisement on that date.

If objections are filed, the response is due no later than **July 26, 2002**. When the response is due or filed, whichever date is earlier, the Findings and Recommendations will be referred to a district court judge and go under advisement.

DATED this 19th day of June, 2002.

Janice M. Stewart

United States Magistrate Judge

Exhibit 5

JERRY ROGERS and JODI SHELTON, Plaintiffs, v. AMERICAN AIRLINES, INC., Defendant.

Civil Action No. 3:01-CV-1127-M

UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS, DALLAS DIVISION

2001 U.S. Dist. LEXIS 16570

October 10, 2001, Decided
October 10, 2001, Filed; October 11, 2001, Entered

DISPOSITION: [*1] The court's order of August 27, 2001, granting defendant's motion for leave to amend its notice of removal was vacated on reconsideration, and defendant's motion for leave to amend its notice of removal was denied.

LexisNexis (TM) HEADNOTES - Core Concepts:

COUNSEL: For JERRY ROGERS, JODI SHELTON, plaintiffs: Robert Randolph Cole, Jr, Charles T Weigel, John L Fritz, Attorneys at Law, Brady & Cole, Dallas, TX USA.

For AMERICAN AIRLINES INC, defendant: William Neil Rambin, Shelby Lyn Bobosky, Attorneys at Law, Sedgwick Detert Moran & Arnold, Dallas, TX USA.

JUDGES: BARBARA M. G. LYNN, UNITED STATES DISTRICT JUDGE, NORTHERN DISTRICT OF TEXAS.

OPINIONBY: BARBARA Barbara M.G. Lynn . G . . LYNN

OPINION:

ORDER

On June 13, 2001, defendant American Airlines ("American") removed this case to federal court, contending the Convention for the Unification of Certain Rules Relating to International Transportation by Air, Oct. 12, 1929, 49 Stat. 3000, 3014, T.S. No. 876 (1934), note following *49 U.S.C. § 40105, et seq.* (the "Warsaw Convention") governs Plaintiffs' claims and supports removal. On August 23, 2001, after Plaintiffs challenged American's assertion that the Warsaw Convention governed Plaintiffs' claims, American filed its Motion for Leave to Amend its Notice [*2] of Removal, arguing federal question jurisdiction exists based on federal airline tariffs. The Court granted leave on August 27, 2001, without awaiting a response from Plaintiffs. Before this Court is Plaintiffs' Motion for Reconsideration of this Order, filed on September 12, 2001. The Court, after considering the merits of Plaintiffs' Motion for Reconsideration, American's Response, and Plaintiffs' Reply, all directed to whether the amendment of the Notice of Removal was proper, **GRANTS** Plaintiffs' Motion, believing it has full authority to reconsider its prior interlocutory ruling permitting the amendment.

A petition for removal must be filed within thirty days after a defendant's receipt of the removable pleading. *28 U.S.C. § 1446*(b). Pursuant to *28 U.S.C. § 1653,* defective jurisdictional allegations may be amended. The effect of the two statutes is to allow a notice of removal to be amended freely within thirty days of service of the pleading disclosing federal subject matter jurisdiction. Thereafter, however, the notice of removal may be amended only tó set forth more specifically grounds for removal which were imperfectly [*3] stated in the original notice of removal. *28 U.S.C. § 1653; Firemen's Ins. Co. of Newark, N.J. v. Robbins Coal Co., 288 F.2d 349* (5th Cir.), *cert. denied, 368 U.S. 875, 7 L. Ed. 2d 77, 82 S. Ct. 122 (1961).*

The time for American to freely amend its removal papers indisputably lapsed. For an amendment of its Notice of Removal to be proper, therefore, the amendment must set forth more specifically the grounds for removal but not supply a missing allegation or assert a new ground for removal. Plaintiffs' cases, in which leave to amend was denied, generally concern new allegations, such as the omission of the statement that all defendants consented to removal or the absence of citizenship allegations in diversity cases. *See Stafford v. Mobil Oil Corp., 945 F.2d 803, 805 (5th Cir. 1991); Aetna Cas. & Surety v. Hillman, 796 F.2d 770, 770 (5th Cir. 1986); American Educators Fin. Corp. v. Bennett, 928 F. Supp. 1113, 1114 (M.D. Ala. 1996); Winters Gov't Sec. Corp. v. Cedar Point State Bank, 446 F. Supp. 1123, 1127 (S.D. Fla. 1978).* These cases do not clearly address **[*4]** the current situation, where federal question jurisdiction was alleged, albeit under different authority (the Warsaw Convention) than is now relied upon (federal tariffs).

Yet the case principally relied on by American is also not dispositive. In *Wormleyv. Southern Pacific Transp. Co., 863 F. Supp. 382, 385 (E.D. Tex. 1994),* the court allowed the defendant to amend its removal papers to clarify its ground for removal--the existence of an indemnity contract. The *Wormley* defendant had already alleged federal jurisdiction due to the United States' ownership of more than one half of its capital stock. Its amendment clarified the contractual relationship between the parties.

In the instant case, American contends, by its amendment, that Plaintiffs' claims arise under laws that regulate tariffs in connection with foreign air travel. That allegation does not merely clarify American's assertion that removal was proper because Plaintiffs' claims arise under the Warsaw Convention. Both grounds for removal relate to the federal control of foreign air travel, but tariff regulation is controlled by the Department of Transportation ("DOT") rather than by a treaty. The DOT **[*5]** sets forth rules, regulations, and classifications of fares and practices governing foreign air travel. American's claim that the "contract for carriage" constructed under laws governing tariffs controls the outcome of this suit asserts a new and different claim than American's assertion that Plaintiffs' exclusive right of action falls under the Warsaw Convention.

Although the cases provide limited guidance, the Court finds American's addition of the tariff ground for removal more like the addition of a missing basis for removal than simply perfecting or supplementing an erroneous allegation properly raised in the first notice of removal. This Circuit does not permit a party, by amendment, to assert new grounds for jurisdiction under § 1653, where none existed previously, even in the removal context. *See Boelens v. Redman Homes, Inc., 759 F.2d 504, 512 (5th Cir. 1985); Zaini v. Shell Oil Co., 853 F. Supp. 960, 963 (S.D. Tex. 1994); Woodlands II v. City Savings and Loan Assoc. of San Angelo, 703 F. Supp. 604, 608 (N.D. Tex. 1989)* (Fish, J.). n1 The Court's Order of August 27, 2001, granting Defendant's Motion for Leave to Amend its **[*6]** Notice of Removal is hereby **VACATED**, and Defendant's Motion for Leave to Amend its Notice of Removal is **DENIED**. The Court will determine the Motion to Remand based on the original Notice of Removal, which relies on the Warsaw Convention.

n1 Though not raised by either party, *Whitmire v. Victus Ltd. T/A Master Design Furniture, 212 F.3d 885, 888 (5th Cir. 2000),* is the most recent Fifth Circuit case discussing § 1653. There, the district court dismissed the plaintiff's federal law claims but denied the plaintiff leave to plead facts establishing diversity jurisdiction. *Whitmire* stressed the flexibility inherent in § 1653 and held that the plaintiff there should have been allowed to amend. In *Whitmire*, diversity jurisdiction was present from the beginning of the case but only became an issue after the federal question claims were dismissed. To dismiss instead of allowing plaintiff to assert diversity facts in her complaint was a technical position the Fifth Circuit would not endorse. Although this holding may lead one to question the cases cited by Plaintiffs denying leave to amend, *Whitmire* does not change the result in the instant case. Indeed, the *Whitmire* court reiterated its rejection of arguments that § 1653 could properly be invoked to assert new claims to serve as a basis for jurisdiction where none existed before.

[*7]

SO ORDERED.

October 10, 2001.

BARBARA M. G. LYNN

UNITED STATES DISTRICT JUDGE

NORTHERN DISTRICT OF TEXAS

40-33

Branch 18

811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 18, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM [signature]
BY [signature]

SEC MAIL RECEIVED PROCESSING SECTION
MAY 25 2004
181 WASH. D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Beasley v IFG and AIM\Corr\L-051804SEC.doc
051804 (1) vxv

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, two copies of one pleading in *Joy D. Beasley, et al. v. A I M Management Group, Inc., et al.* received on or about May 13, 2004.

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 MAY 10 PM 3:25

GREGORY C. LANGHAM
CLERK

BY__________DEP. CLK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CIVIL ACTION NO. 04-B-0958

Joy D. Beasley, and
Sheila McDaid, Individually and On Behalf Of All
Others Similarly Situated,
Plaintiffs,

vs.

AIM Management Group Inc.,
INVESCO Funds Group, Inc.,
AIM Investment Services, Inc.,
AIM Advisors, Inc.,
Robert H. Graham,
Mark H. Williamson,
Frank S. Bayley,
Bruce L. Crockett,
Albert R. Dowden,
Edward K. Dunn, Jr.,
Jack M. Fields,
Carl Frischling,
Prema Mathai-Davis,
Lewis F. Pennock,
Ruth H. Quigley, and
Louis S. Sklar, and
JOHN DOES 1-100,
Defendants,

AIM Aggressive Growth Fund,
AIM Asia Pacific Growth Fund,
AIM Balanced Fund,
AIM Basic Balanced Fund,
AIM Basic Value Fund,
AIM Blue Chip Fund,
AIM Capital Development Fund,

Caption continued on following page

INVESCO Dynamics Fund,)
INVESCO Energy Fund,)
INVESCO Financial Services Fund,)
INVESCO Gold & Precious Metals Fund,)
INVESCO Health Sciences Fund,)
INVESCO International Core Equity Fund,)
INVESCO Leisure Fund,)
INVESCO Mid-Cap Growth Fund,)
INVESCO Multi-Sector Fund,)
INVESCO S&P 500 Index Fund,)
INVESCO Small Company Growth Fund,)
INVESCO Technology Fund,)
INVESCO Total Return Fund,)
INVESCO Utilities Fund)
(collectively, the "AIM/INVESCO Funds"),)
)
Nominal Defendants.)
)
——————————————————————x

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

AND

DEMAND FOR JURY TRIAL

AIM Charter Fund,)
AIM Constellation Fund,)
AIM Dent Demographic Trends Fund,)
AIM Developing Markets Fund,)
AIM Diversified Dividend Fund,)
AIM Emerging Growth Fund,)
AIM European Growth Fund,)
AIM European Small Company Fund,)
AIM Floating Rate Fund,)
AIM Global Aggressive Growth Fund,)
AIM Global Equity Fund,)
AIM Global Growth Fund,)
AIM Global Health Care Fund,)
AIM Global Value Fund,)
AIM High Income Municipal Fund,)
AIM High Yield Fund,)
AIM Income Fund,)
AIM Intermediate Government Fund,)
AIM International Emerging Growth Fund,)
AIM International Growth Fund,)
AIM Large Cap Basic Value Fund,)
AIM Large Cap Growth Fund,)
AIM Libra Fund,)
AIM Limited Maturity Treasury Fund,)
AIM Mid Cap Basic Value Fund,)
AIM Mid Cap Core Equity Fund,)
AIM Mid Cap Growth Fund,)
AIM Municipal Bond Fund,)
AIM Opportunities I Fund,)
AIM Opportunities II Fund,)
AIM Opportunities III Fund,)
AIM Premier Equity Fund,)
AIM Real Estate Fund,)
AIM Select Equity Fund,)
AIM Short Term Bond Fund,)
AIM Small Cap Equity Fund,)
AIM Small Cap Growth Fund,)
AIM Tax-Free Intermediate Fund,)
AIM Total Return Bond Fund,)
AIM Trimark Endeavor Fund,)
AIM Trimark Fund,)
AIM Trimark Small Companies Fund,)
AIM Weingarten Fund,)
INVESCO Advantage Health Sciences Fund,)
INVESCO Core Equity Fund,)
)

Captioned continued on following page

Plaintiffs Joy D. Beasley and Sheila McDaid, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of investors in mutual funds belonging to the AIM Management Group Inc. and INVESCO Funds Group, Inc. families of mutual funds, including AIM and INVESCO mutual funds (collectively, the "AIM/INVESCO Funds"), and derivatively on behalf of the AIM/INVESCO Funds, against the AIM/INVESCO Funds investment advisers, their corporate parents and the AIM/INVESCO Funds directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.

3. Thus AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AIM/INVESCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AIM/INVESCO Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AIM/INVESCO Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AIM/INVESCO Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AIM/INVESCO Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AIM/INVESCO Funds to finance their ongoing marketing campaign. The AIM/INVESCO Funds Directors, who purported to be AIM/INVESCO Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the AIM/INVESCO Funds Directors breached their common law fiduciary duties

to the AIM/INVESCO Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm AIM/INVESCO Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant INVESCO Funds Group, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Joy D. Beasley ("Beasley") purchased during the Class Period and continues to own shares or units of the AIM Basic Value Class A and has been damaged by the conduct alleged herein.

12. Plaintiff Sheila McDaid ("McDaid") purchased during the Class Period and continues to own shares or units of the INVESCO Technology Fund and has been damaged by the conduct alleged herein.

13. AMVESCAP PLC is one of the largest independent global investment managers in the world with more than $370.6 billion in assets under management. AMVESCAP PLC is the parent of Defendants, AIM Investment Services, Inc. and INVESCO Funds Group, Inc.

14. Defendant AIM Investment Services, Inc. ("AIM") represents investment management companies under the AIM and INVESCO brand names, with $148 billion in assets under management as of March 31, 2004. AIM is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

15. Defendant INVESCO Funds Group, Inc. ("INVESCO") is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80273 and was at all relevant times the investment advisor to the INVESCO Funds. INVESCO continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, AIM succeeded INVESCO as the investment advisor to the INVESCO Funds other than IVIF.

16. AIM Management Group Inc. ("AMG") is the parent company of AIM Advisors, Inc. AMG is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

17. Defendant AIM Advisors, Inc. ("AIM Advisors") serves as investment advisor to the AIM/INVESCO Funds and many other mutual funds. During the fiscal year 2003, AIM

Advisors, Inc. received compensation of .67% of average daily net assets. Together with its subsidiaries, AIM Advisors, Inc. manages or advises over 190 portfolios. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

18. AIM, INVESCO, and AIM Advisors are referred to collectively herein as the "Investment Adviser Defendants."

19. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the AIM/INVESCO Funds.

20. Defendants Robert H. Graham ("Graham"), Mark H. Williamson ("Williamson"), Frank S. Bayley ("Bayley"), Bruce L. Crockett ("Crockett"), Albert R. Dowden ("Dowden"), Edward K. Dunn, Jr. ("Dunn"), Jack M. Fields ("Fields"), Carl Frischling ("Frischling"), Prema Mathai-Davis ("Mathai-Davis"), Lewis F. Pennock ("Pennock"), Ruth H. Quigley ("Quigley"), and Louis S. Sklar ("Sklar") were trustees or officers/directors of the AIM/INVESCO Funds, including the AIM Basic Value Fund, and the INVESCO Technology Fund to the extent indicated below, during the Class Period. All of the trustees and officers/directors are located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. Additionally:

(a) Graham was a director and/or trustee and Chairman of AMG during the Class Period. Graham is an interested person of the Trust because he is a Director of AMVESCAP PLC, parent of the advisor of the Trust.

(b) Williamson was a director and/or trustee, President and Chief Executive Officer of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the Trust because he is an officer and director of the advisor of the AIM Basic Value Fund and the INVESCO Technology Fund.

(c) Bayley was a director and/or trustee during the Class Period. Bayley received compensation totaling $150,000 for the year ended December 31, 2002.

(d) Crockett was a director and/or trustee during the Class Period. Crockett received compensation totaling $149,000 for the year ended December 31, 2002.

(e) Dowden was a director and/or trustee during the Class Period. Dowden received compensation totaling $150,000 for the year ended December 31, 2002.

(f) Dunn was a director and/or trustee during the Class Period. Dunn received compensation totaling $149,000 for the year ended December 31, 2002.

(g) Fields was a director and/or trustee during the Class Period. Fields received compensation totaling $153,000 for the year ended December 31, 2002.

(h) Frischling was a director and/or trustee during the Class Period. Frischling received compensation totaling $150,000 for the year ended December 31, 2002.

(i) Mathai-Davis was a director and/or trustee during the Class Period. Mathai-Davis received compensation totaling $150,000 for the year ended December 31, 2002.

(j) Pennock was a director and/or trustee during the Class Period. Pennock received compensation totaling $154,000 for the year ended December 31, 2002.

(k) Quigley was a director and/or trustee during the Class Period. Quigley received compensation totaling $153,000 for the year ended December 31, 2002.

(l) Sklar was a director and/or trustee during the Class Period. Sklar received compensation totaling $153,000 for the year ended December 31, 2002.

21. Defendants John Does 1-100 were AIM/INVESCO trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

22. Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar, and John Does 1-100 are referred to collectively herein as the "Director Defendants."

23. Nominal defendants the AIM/INVESCO Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AIM/INVESCO Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

24. AIM Distributors, Inc., a private subsidiary of AIM Management Group Inc. and a broker-dealer registered with the Securities and Exchange Commission, serves as the principal underwriter of each Class of the AIM/INVESCO Funds. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

25. INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO which is located at 4350 South Monaco Street, Denver Colorado. IDI is a broker-dealer registered with the Securities and Exchange Commission and serves as the principal underwriter of each Class of the 47 INVESCO Funds. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

26. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two sub-classes: (1) Plaintiff Beasley brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like

interests in any of the AIM Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "AIM Class"); and (2) Plaintiff McDaid brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the INVESCO Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "INVESCO Class"). Excluded from each Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27. The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28. Plaintiffs' claims are typical of the claims of the members of each Class as all members of each Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29. Plaintiffs will fairly and adequately protect the interests of the members of each Class and have retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of each Class and predominate over any questions solely affecting individual members of each Class. Among the questions of law and fact common to each Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AIM/INVESCO Funds; and

(e) to what extent the members of each Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To AIM/INVESCO Funds Investors

AIM FUNDS

32. AMG public filings state that the board of directors for each AIM trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), which includes the AIM Basic Value Fund, which is available to the investor upon request is typical of the Statements of

Additional Information available for other AIM/INVESCO Funds. It states that "The Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees."

33. Moreover, the AIM Statement of Additional Information for AIM Growth Series dated May 1, 2003 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: ***the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services***; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

[Emphasis added.]

34. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> As investment advisor, AIM supervises all aspects of the Funds' operations and provides investment advisory services to the Funds. AIM obtains and evaluates economic, statistical and

financial information to formulate and implement investment programs for the Funds.

AIM is also responsible for furnishing to the Funds, at AIM's expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Funds, in the judgment of the trustees, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Fund's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.

The Master Investment Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of such Fund not assumed by AIM, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of each Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.

* * *

The Administrative Services Agreement provides that it will remain in effect and continue from year to year ***only if such continuance is specifically approved at least annually by the Trust's Board of Trustees***, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Funds reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Trust's principal financial officer and her staff, and any expenses related to fund accounting services.

[Emphasis added.]

INVESCO Funds

35. INVESCO public filings state that the board of directors for each INVESCO trust is responsible for the management and supervision of each portfolio, or fund, comprising the

Trust. In this regard, the most recent Statement of Additional Information for funds offered by the INVESCO Sector Funds (now the AIM Sector Funds Series) (the "INVESCO Statement of Additional Information"), which includes the INVESCO Technology Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other AIM/INVESCO Funds. It states that "The overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered."

36. Moreover, the INVESCO Statement of Additional Information for INVESCO Sector Series dated August 1, 2002 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... ***In approving the Advisory Agreement, the board primarily considered, with respect to each Fund, the nature, quality, and extent of the services provided under the Agreement and the overall fairness of the Agreement.*** The board requested and evaluated information from INVESCO that addressed specific factors designed to assist in the board's consideration of these issues.

[Emphasis added.]

37. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the board reviewed, among other things (1) the overall performance results of the Funds in comparison to relevant indices, (2) a summary for each Fund of the performance of a peer group of investment companies pursuing broadly similar strategies prepared by an independent data service, and (3) the degree of risk undertaken by INVESCO as reflected by a risk/return summary, also prepared by the independent data service. The board considered INVESCO's resources and responsiveness with respect to Funds that have experienced performance difficulties and discussed the efforts being made to improve the performance records of such Funds. ***The board also considered***

> ***the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO.*** The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.
>
> With respect to the overall fairness of the Agreement, ***the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.*** The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. ***The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders.*** These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

[Emphasis added.]

38. The Investment Company Institute ("ICI"), of which AMG and INVESCO are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

39. In truth and in fact, INVESCO and AMG's boards of directors, *i.e.* the Director Defendants, were captive to and controlled by INVESCO and AMG respectively and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Funds assets. In many cases, key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

40. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, Graham, the Chairman and director of AMG is also the director and/or trustee of various registered investment companies in the AIM Fund complex, including, the AIM Basic Value Fund.

41. In exchange for creating and managing the AIM/INVESCO Funds, including the AIM Basic Value Fund and INVESCO Technology Fund, the Investment Adviser Defendants charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets were transferred through fees payable from AIM/INVESCO Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

42. As a result of these practices, the mutual fund industry was enormously profitable *for INVESCO and AMG.* In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]

> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

43. Plaintiffs and other members of each Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the

exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

45. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46. However, the purported Rule 12b-1 fees charged to AIM/INVESCO Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Funds investors. Rather, AIM/INVESCO Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AIM/INVESCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such

payments not only harmed existing AIM/INVESCO Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Funds investors.

47. Moreover, at least four of the AIM Funds and eleven of the INVESCO Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: AIM Limited Maturity Treasury Fund Class A, AIM Small Cap Growth Fund Class A, Class B and Class C, INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Energy Fund, INVESCO Financial Services Fund, INVESCO Gold & Precious Metals Fund, INVESCO Health Science Fund, INVESCO Leisure Fund, INVESCO S&P 500 Index Fund, INVESCO Technology Fund, INVESCO Total Return Fund and INVESCO Utilities Fund.

48. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To AIM/INVESCO Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AIM/INVESCO Funds

49. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires

investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging AIM/INVESCO Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to AIM/INVESCO Funds and directed brokerage business to firms that favored AIM/INVESCO Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the funds' investment quality relative to other investment alternatives and to

thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

51. The excessive commissions did not fund any services that benefited the AIM/INVESCO Funds shareholders. This practice materially harmed Plaintiffs and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, INVESCO and AMG, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates***

> ***to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

54. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.

> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc., ...***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

56. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

57. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

58. Plaintiffs and other members of each Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the AIM/INVESCO Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

AIM Funds

59. As stated above, the AIM Statement of Additional Information, referred to in certain of AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits***; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.
>
> * * *
>
> ...***[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.***

Research services received from broker-dealers supplement AIM's own research (and the research of its affiliates), and may include the following types of information: statistical and background information on the U.S. and foreign economies, industry groups and individual companies; forecasts and interpretations with respect to the U.S. and foreign economies, securities, markets, specific industry groups and individual companies; information on federal, state, local and foreign political developments; portfolio management strategies; performance information on securities, indexes and investment accounts; information concerning prices of securities; and information supplied by specialized services to AIM and to the Trust's trustees with respect to the performance, investment activities, and fees and expenses of other mutual funds. Broker-dealers may communicate such information electronically, orally, in written form or on computer software. Research services may also include the providing of electronic communications of trade information and the providing of custody services, as well as the providing of equipment used to communicate research information and the providing of specialized consultations with AIM personnel with respect to computerized systems and data furnished to AIM as a component of other research services, the arranging of meetings with management of companies, and the providing of access to consultants who supply research information.

The outside research assistance is useful to AIM since the broker-dealers used by AIM tend to follow a broader universe of securities and other matters than AIM's staff can follow. In addition, the research provides AIM with a diverse perspective on financial markets. Research services provided to AIM by broker-dealers are available for the benefit of all accounts managed or advised by AIM or by its affiliates. ***Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Funds.*** However, the Funds are not under any obligation to deal with any broker-dealer in the execution of transactions in portfolio securities.

In some cases, the research services are available only from the broker-dealer providing them. In other cases, the research services may be obtainable from alternative sources in return for cash payments. AIM believes that the research services are beneficial in supplementing AIM's research and analysis and that they improve the quality of AIM's investment advice. ***The advisory fee paid by the Funds is not reduced because AIM receives such services.*** However, to the extent that AIM would have purchased research services had they not been provided by broker-dealers, the expenses to AIM could be considered to have been reduced accordingly.

AIM may determine target levels of commission business with various brokers on behalf of its clients (including the Funds) over a certain time period. The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; (2) the research services provided by the broker; and (3) the broker's interest in mutual funds in general and in the Funds and other mutual funds advised by AIM or A I M Capital Management, Inc. (collectively, the "AIM Funds") in particular, including sales of the Funds and of the other AIM Funds. In connection with (3) above, the Funds' trades may be executed directly by dealers that sell shares of the AIM Funds or by other broker-dealers with which such dealers have clearing arrangements, consistent with obtaining best execution. AIM will not use a specific formula in connection with any of these considerations to determine the target levels.

[Emphasis added.]

<u>INVESCO Funds</u>

60. As stated above, the INVESCO Statement of Additional Information, referred to in certain of INVESCO and AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> While INVESCO seeks reasonably competitive commission rates, the ***Funds do not necessarily pay the lowest commission*** or spread available. ***INVESCO is permitted to, and does, consider qualitative factors in addition to price in the selection of brokers. Among other things, INVESCO considers the quality of executions obtained on a Fund's portfolio transactions, viewed in terms of the size of transactions, prevailing market conditions in the security purchased or sold, and general economic and market conditions. INVESCO has found that a broker's consistent ability to execute transactions is at least as important as the price the broker charges for those services.***
>
> In seeking to ensure that the commissions charged a Fund are consistent with prevailing and reasonable commissions, INVESCO monitors brokerage industry practices and commissions charged by broker-dealers on transactions effected for other institutional investors like the Funds.

> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research services to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO. Research services include statistical and analytical reports relating to issuers, industries, securities and economic factors, and trends, which may be of assistance or value to INVESCO in making informed investment decisions. Research services prepared and furnished by brokers through which a Fund effects securities transactions may be used by INVESCO in servicing all of its accounts and not all such services may be used by INVESCO in connection with a particular Fund. Conversely, a Fund receives benefits of research acquired through the brokerage transactions of other clients of INVESCO.
>
> ***In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up."*** However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.

[Emphasis added.]

61. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of each Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by INVESCO and AMG and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of Each Class

62. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

63. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AIM/INVESCO Funds.

64. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by AMG and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

65. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

66. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Funds investors have incurred damages.

67. Plaintiffs and each Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

68. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act <u>Derivatively On Behalf Of The AIM/INVESCO Funds</u>

69. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

70. This Count is brought by each Class (as AIM/INVESCO Funds securities holders) on behalf of the AIM/INVESCO Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

71. The Investment Adviser Defendants had a fiduciary duty to the AIM/INVESCO Funds and each Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

72. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees, and by drawing on AIM/INVESCO Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

73. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

74. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to AIM/INVESCO Funds investors, AIM/INVESCO Funds and each Class have incurred millions of dollars in damages.

75. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the AIM/INVESCO Funds by the Investment Adviser Defendants.

COUNT III

Against AMG and INVESCO(As Control Persons Of AIM/INVESCO Funds) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By Each Class And Derivatively On Behalf Of The AIM/INVESCO Funds

76. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

77. This Count is brought pursuant to Section 48(a) of the Investment Company Act against INVESCO and AMG, as control person of AIM/INVESCO Funds, and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of INVESCO and AMG and the Director Defendants.

78. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to each Class and under 36(b) of the Investment Company Act to the AIM/INVESCO Funds as set forth herein.

79. INVESCO, AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

80. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, INVESCO, AMG and the Director Defendants are liable to Plaintiffs to the same

extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

81. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against INVESCO, AMG and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AIM/INVESCO Funds

82. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

83. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

84. The Investment Adviser Defendants served as "investment advisers" to the AIM/INVESCO Funds and other members of each Class pursuant to the Investment Advisers Act.

85. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

86. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AIM/INVESCO Funds by charging and collecting fees from the AIM/INVESCO Funds

in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the AIM/INVESCO Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AIM/INVESCO Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AIM/INVESCO Funds.

87. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the AIM/INVESCO Funds were able to and did control the fees charged to and collected from the AIM/INVESCO Funds and otherwise control the operations of the AIM/INVESCO Funds.

88. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AIM/INVESCO Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AIM/INVESCO Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AIM/INVESCO Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

89. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AIM/INVESCO Funds, the AIM/INVESCO Funds were damaged.

90. The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

91. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

92. As advisers to the AIM/INVESCO Funds the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of each Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

93. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and each Class.

94. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

95. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of Each Class

96. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

97. As AIM/INVESCO Funds Directors, the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and AIM/INVESCO Funds investors to supervise and monitor the Investment Adviser Defendants.

98. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

99. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

100. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

101. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

102. At all times herein, the broker dealers that sold AIM/INVESCO Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of each Class.

103. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

104. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing AIM/INVESCO Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of each Class.

105. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

106. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of each Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

107. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and each Class have suffered damages.

108. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the AIM/INVESCO Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all AIM/INVESCO Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and each Class have an effective remedy;

H. Awarding Plaintiffs and each Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: May 10, 2004

BADER ASSOCIATES, LLC

By: ______________________
Gerald L. Bader, Jr.
Renée B. Taylor
14426 E. Evans Avenue, Suite 200
Denver, Colorado 80014
Telephone: (303) 534-1700
Facsimile: (303) 534-1701

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

Counsel for Plaintiffs and each Class

Address of Plaintiffs:
Joy D. Beasley
5312 Brabant Road
Baltimore, MD 21229

Shelia McDaid
1244 Pin Oak Drive
Perkimenville, PA 18074

Exhibit A

The AIM/INVESCO Investments Funds

AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund

AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund[5]
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 MAY 10 PM 3:25

GREGORY C. LANGHAM
CLERK

BY________________DEP. CLK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CIVIL ACTION NO. 04-B-0958 (MJW)

Joy D. Beasley, and
Sheila McDaid, Individually and On Behalf Of All
Others Similarly Situated,
Plaintiffs,

vs.

AIM Management Group Inc.,
INVESCO Funds Group, Inc.,
AIM Investment Services, Inc.,
AIM Advisors, Inc.,
Robert H. Graham,
Mark H. Williamson,
Frank S. Bayley,
Bruce L. Crockett,
Albert R. Dowden,
Edward K. Dunn, Jr.,
Jack M. Fields,
Carl Frischling,
Prema Mathai-Davis,
Lewis F. Pennock,
Ruth H. Quigley, and
Louis S. Sklar, and
JOHN DOES 1-100,
Defendants,

AIM Aggressive Growth Fund,
AIM Asia Pacific Growth Fund,
AIM Balanced Fund,
AIM Basic Balanced Fund,
AIM Basic Value Fund,
AIM Blue Chip Fund,
AIM Capital Development Fund,

Caption continued on following page

INVESCO Dynamics Fund,)
INVESCO Energy Fund,)
INVESCO Financial Services Fund,)
INVESCO Gold & Precious Metals Fund,)
INVESCO Health Sciences Fund,)
INVESCO International Core Equity Fund,)
INVESCO Leisure Fund,)
INVESCO Mid-Cap Growth Fund,)
INVESCO Multi-Sector Fund,)
INVESCO S&P 500 Index Fund,)
INVESCO Small Company Growth Fund,)
INVESCO Technology Fund,)
INVESCO Total Return Fund,)
INVESCO Utilities Fund)
(collectively, the "AIM/INVESCO Funds"),)
)
Nominal Defendants.)
)
—x

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

AND

DEMAND FOR JURY TRIAL

AIM Charter Fund,)
AIM Constellation Fund,)
AIM Dent Demographic Trends Fund,)
AIM Developing Markets Fund,)
AIM Diversified Dividend Fund,)
AIM Emerging Growth Fund,)
AIM European Growth Fund,)
AIM European Small Company Fund,)
AIM Floating Rate Fund,)
AIM Global Aggressive Growth Fund,)
AIM Global Equity Fund,)
AIM Global Growth Fund,)
AIM Global Health Care Fund,)
AIM Global Value Fund,)
AIM High Income Municipal Fund,)
AIM High Yield Fund,)
AIM Income Fund,)
AIM Intermediate Government Fund,)
AIM International Emerging Growth Fund,)
AIM International Growth Fund,)
AIM Large Cap Basic Value Fund,)
AIM Large Cap Growth Fund,)
AIM Libra Fund,)
AIM Limited Maturity Treasury Fund,)
AIM Mid Cap Basic Value Fund,)
AIM Mid Cap Core Equity Fund,)
AIM Mid Cap Growth Fund,)
AIM Municipal Bond Fund,)
AIM Opportunities I Fund,)
AIM Opportunities II Fund,)
AIM Opportunities III Fund,)
AIM Premier Equity Fund,)
AIM Real Estate Fund,)
AIM Select Equity Fund,)
AIM Short Term Bond Fund,)
AIM Small Cap Equity Fund,)
AIM Small Cap Growth Fund,)
AIM Tax-Free Intermediate Fund,)
AIM Total Return Bond Fund,)
AIM Trimark Endeavor Fund,)
AIM Trimark Fund,)
AIM Trimark Small Companies Fund,)
AIM Weingarten Fund,)
INVESCO Advantage Health Sciences Fund,)
INVESCO Core Equity Fund,)
)

Captioned continued on following page

Plaintiffs Joy D. Beasley and Sheila McDaid, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of investors in mutual funds belonging to the AIM Management Group Inc. and INVESCO Funds Group, Inc. families of mutual funds, including AIM and INVESCO mutual funds (collectively, the "AIM/INVESCO Funds"), and derivatively on behalf of the AIM/INVESCO Funds, against the AIM/INVESCO Funds investment advisers, their corporate parents and the AIM/INVESCO Funds directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.

3. Thus AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AIM/INVESCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AIM/INVESCO Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AIM/INVESCO Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AIM/INVESCO Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AIM/INVESCO Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AIM/INVESCO Funds to finance their ongoing marketing campaign. The AIM/INVESCO Funds Directors, who purported to be AIM/INVESCO Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the AIM/INVESCO Funds Directors breached their common law fiduciary duties

to the AIM/INVESCO Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm AIM/INVESCO Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant INVESCO Funds Group, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Joy D. Beasley ("Beasley") purchased during the Class Period and continues to own shares or units of the AIM Basic Value Class A and has been damaged by the conduct alleged herein.

12. Plaintiff Sheila McDaid ("McDaid") purchased during the Class Period and continues to own shares or units of the INVESCO Technology Fund and has been damaged by the conduct alleged herein.

13. AMVESCAP PLC is one of the largest independent global investment managers in the world with more than $370.6 billion in assets under management. AMVESCAP PLC is the parent of Defendants, AIM Investment Services, Inc. and INVESCO Funds Group, Inc.

14. Defendant AIM Investment Services, Inc. ("AIM") represents investment management companies under the AIM and INVESCO brand names, with $148 billion in assets under management as of March 31, 2004. AIM is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

15. Defendant INVESCO Funds Group, Inc. ("INVESCO") is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80273 and was at all relevant times the investment advisor to the INVESCO Funds. INVESCO continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, AIM succeeded INVESCO as the investment advisor to the INVESCO Funds other than IVIF.

16. AIM Management Group Inc. ("AMG") is the parent company of AIM Advisors, Inc. AMG is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

17. Defendant AIM Advisors, Inc. ("AIM Advisors") serves as investment advisor to the AIM/INVESCO Funds and many other mutual funds. During the fiscal year 2003, AIM

Advisors, Inc. received compensation of .67% of average daily net assets. Together with its subsidiaries, AIM Advisors, Inc. manages or advises over 190 portfolios. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

18. AIM, INVESCO, and AIM Advisors are referred to collectively herein as the "Investment Adviser Defendants."

19. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the AIM/INVESCO Funds.

20. Defendants Robert H. Graham ("Graham"), Mark H. Williamson ("Williamson"), Frank S. Bayley ("Bayley"), Bruce L. Crockett ("Crockett"), Albert R. Dowden ("Dowden"), Edward K. Dunn, Jr. ("Dunn"), Jack M. Fields ("Fields"), Carl Frischling ("Frischling"), Prema Mathai-Davis ("Mathai-Davis"), Lewis F. Pennock ("Pennock"), Ruth H. Quigley ("Quigley"), and Louis S. Sklar ("Sklar") were trustees or officers/directors of the AIM/INVESCO Funds, including the AIM Basic Value Fund, and the INVESCO Technology Fund to the extent indicated below, during the Class Period. All of the trustees and officers/directors are located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. Additionally:

(a) Graham was a director and/or trustee and Chairman of AMG during the Class Period. Graham is an interested person of the Trust because he is a Director of AMVESCAP PLC, parent of the advisor of the Trust.

(b) Williamson was a director and/or trustee, President and Chief Executive Officer of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the Trust because he is an officer and director of the advisor of the AIM Basic Value Fund and the INVESCO Technology Fund.

(c) Bayley was a director and/or trustee during the Class Period. Bayley received compensation totaling $150,000 for the year ended December 31, 2002.

(d) Crockett was a director and/or trustee during the Class Period. Crockett received compensation totaling $149,000 for the year ended December 31, 2002.

(e) Dowden was a director and/or trustee during the Class Period. Dowden received compensation totaling $150,000 for the year ended December 31, 2002.

(f) Dunn was a director and/or trustee during the Class Period. Dunn received compensation totaling $149,000 for the year ended December 31, 2002.

(g) Fields was a director and/or trustee during the Class Period. Fields received compensation totaling $153,000 for the year ended December 31, 2002.

(h) Frischling was a director and/or trustee during the Class Period. Frischling received compensation totaling $150,000 for the year ended December 31, 2002.

(i) Mathai-Davis was a director and/or trustee during the Class Period. Mathai-Davis received compensation totaling $150,000 for the year ended December 31, 2002.

(j) Pennock was a director and/or trustee during the Class Period. Pennock received compensation totaling $154,000 for the year ended December 31, 2002.

(k) Quigley was a director and/or trustee during the Class Period. Quigley received compensation totaling $153,000 for the year ended December 31, 2002.

(l) Sklar was a director and/or trustee during the Class Period. Sklar received compensation totaling $153,000 for the year ended December 31, 2002.

21. Defendants John Does 1-100 were AIM/INVESCO trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

22. Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar, and John Does 1-100 are referred to collectively herein as the "Director Defendants."

23. Nominal defendants the AIM/INVESCO Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AIM/INVESCO Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

24. AIM Distributors, Inc., a private subsidiary of AIM Management Group Inc. and a broker-dealer registered with the Securities and Exchange Commission, serves as the principal underwriter of each Class of the AIM/INVESCO Funds. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

25. INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO which is located at 4350 South Monaco Street, Denver Colorado. IDI is a broker-dealer registered with the Securities and Exchange Commission and serves as the principal underwriter of each Class of the 47 INVESCO Funds. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

26. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two sub-classes: (1) Plaintiff Beasley brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like

interests in any of the AIM Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "AIM Class"); and (2) Plaintiff McDaid brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the INVESCO Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "INVESCO Class"). Excluded from each Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27. The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28. Plaintiffs' claims are typical of the claims of the members of each Class as all members of each Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29. Plaintiffs will fairly and adequately protect the interests of the members of each Class and have retained counsel competent and experienced in class and securities litigation.

30. Common questions of law and fact exist as to all members of each Class and predominate over any questions solely affecting individual members of each Class. Among the questions of law and fact common to each Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AIM/INVESCO Funds; and

(e) to what extent the members of each Class have sustained damages and the proper measure of damages.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To AIM/INVESCO Funds Investors

AIM FUNDS

32. AMG public filings state that the board of directors for each AIM trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), which includes the AIM Basic Value Fund, which is available to the investor upon request is typical of the Statements of

Additional Information available for other AIM/INVESCO Funds. It states that "The Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees."

33. Moreover, the AIM Statement of Additional Information for AIM Growth Series dated May 1, 2003 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: ***the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services***; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

[Emphasis added.]

34. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> As investment advisor, AIM supervises all aspects of the Funds' operations and provides investment advisory services to the Funds. AIM obtains and evaluates economic, statistical and

financial information to formulate and implement investment programs for the Funds.

AIM is also responsible for furnishing to the Funds, at AIM's expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Funds, in the judgment of the trustees, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Fund's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.

The Master Investment Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of such Fund not assumed by AIM, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of each Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.

* * *

The Administrative Services Agreement provides that it will remain in effect and continue from year to year ***only if such continuance is specifically approved at least annually by the Trust's Board of Trustees***, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Funds reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Trust's principal financial officer and her staff, and any expenses related to fund accounting services.

[Emphasis added.]

INVESCO Funds

35. INVESCO public filings state that the board of directors for each INVESCO trust is responsible for the management and supervision of each portfolio, or fund, comprising the

Trust. In this regard, the most recent Statement of Additional Information for funds offered by the INVESCO Sector Funds (now the AIM Sector Funds Series) (the "INVESCO Statement of Additional Information"), which includes the INVESCO Technology Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other AIM/INVESCO Funds. It states that "The overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered."

36. Moreover, the INVESCO Statement of Additional Information for INVESCO Sector Series dated August 1, 2002 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... ***In approving the Advisory Agreement, the board primarily considered, with respect to each Fund, the nature, quality, and extent of the services provided under the Agreement and the overall fairness of the Agreement.*** The board requested and evaluated information from INVESCO that addressed specific factors designed to assist in the board's consideration of these issues.

[Emphasis added.]

37. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the board reviewed, among other things (1) the overall performance results of the Funds in comparison to relevant indices, (2) a summary for each Fund of the performance of a peer group of investment companies pursuing broadly similar strategies prepared by an independent data service, and (3) the degree of risk undertaken by INVESCO as reflected by a risk/return summary, also prepared by the independent data service. The board considered INVESCO's resources and responsiveness with respect to Funds that have experienced performance difficulties and discussed the efforts being made to improve the performance records of such Funds. ***The board also considered***

> ***the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO.*** The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.
>
> With respect to the overall fairness of the Agreement, ***the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.*** The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. ***The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders.*** These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

[Emphasis added.]

38. The Investment Company Institute ("ICI"), of which AMG and INVESCO are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

39. In truth and in fact, INVESCO and AMG's boards of directors, *i.e.* the Director Defendants, were captive to and controlled by INVESCO and AMG respectively and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Funds assets. In many cases, key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

40. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, Graham, the Chairman and director of AMG is also the director and/or trustee of various registered investment companies in the AIM Fund complex, including, the AIM Basic Value Fund.

41. In exchange for creating and managing the AIM/INVESCO Funds, including the AIM Basic Value Fund and INVESCO Technology Fund, the Investment Adviser Defendants charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets were transferred through fees payable from AIM/INVESCO Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

42. As a result of these practices, the mutual fund industry was enormously profitable ***for INVESCO and AMG.*** In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]

> *The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .* Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

43. Plaintiffs and other members of each Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the

exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " [Emphasis added.]

45. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46. However, the purported Rule 12b-1 fees charged to AIM/INVESCO Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Funds investors. Rather, AIM/INVESCO Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AIM/INVESCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such

payments not only harmed existing AIM/INVESCO Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Funds investors.

47. Moreover, at least four of the AIM Funds and eleven of the INVESCO Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: AIM Limited Maturity Treasury Fund Class A, AIM Small Cap Growth Fund Class A, Class B and Class C, INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Energy Fund, INVESCO Financial Services Fund, INVESCO Gold & Precious Metals Fund, INVESCO Health Science Fund, INVESCO Leisure Fund, INVESCO S&P 500 Index Fund, INVESCO Technology Fund, INVESCO Total Return Fund and INVESCO Utilities Fund.

48. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To AIM/INVESCO Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AIM/INVESCO Funds

49. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires

investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging AIM/INVESCO Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to AIM/INVESCO Funds and directed brokerage business to firms that favored AIM/INVESCO Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the funds' investment quality relative to other investment alternatives and to

thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

51. The excessive commissions did not fund any services that benefited the AIM/INVESCO Funds shareholders. This practice materially harmed Plaintiffs and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, INVESCO and AMG, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates***

> ***to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

54. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.

> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc., ...***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

56. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

57. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

58. Plaintiffs and other members of each Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the AIM/INVESCO Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

AIM Funds

59. As stated above, the AIM Statement of Additional Information, referred to in certain of AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits***; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.
>
> * * *
>
> ***...[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.***

Research services received from broker-dealers supplement AIM's own research (and the research of its affiliates), and may include the following types of information: statistical and background information on the U.S. and foreign economies, industry groups and individual companies; forecasts and interpretations with respect to the U.S. and foreign economies, securities, markets, specific industry groups and individual companies; information on federal, state, local and foreign political developments; portfolio management strategies; performance information on securities, indexes and investment accounts; information concerning prices of securities; and information supplied by specialized services to AIM and to the Trust's trustees with respect to the performance, investment activities, and fees and expenses of other mutual funds. Broker-dealers may communicate such information electronically, orally, in written form or on computer software. Research services may also include the providing of electronic communications of trade information and the providing of custody services, as well as the providing of equipment used to communicate research information and the providing of specialized consultations with AIM personnel with respect to computerized systems and data furnished to AIM as a component of other research services, the arranging of meetings with management of companies, and the providing of access to consultants who supply research information.

The outside research assistance is useful to AIM since the broker-dealers used by AIM tend to follow a broader universe of securities and other matters than AIM's staff can follow. In addition, the research provides AIM with a diverse perspective on financial markets. Research services provided to AIM by broker-dealers are available for the benefit of all accounts managed or advised by AIM or by its affiliates. ***Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Funds.*** However, the Funds are not under any obligation to deal with any broker-dealer in the execution of transactions in portfolio securities.

In some cases, the research services are available only from the broker-dealer providing them. In other cases, the research services may be obtainable from alternative sources in return for cash payments. AIM believes that the research services are beneficial in supplementing AIM's research and analysis and that they improve the quality of AIM's investment advice. ***The advisory fee paid by the Funds is not reduced because AIM receives such services.*** However, to the extent that AIM would have purchased research services had they not been provided by broker-dealers, the expenses to AIM could be considered to have been reduced accordingly.

AIM may determine target levels of commission business with various brokers on behalf of its clients (including the Funds) over a certain time period. The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; (2) the research services provided by the broker; and (3) the broker's interest in mutual funds in general and in the Funds and other mutual funds advised by AIM or A I M Capital Management, Inc. (collectively, the "AIM Funds") in particular, including sales of the Funds and of the other AIM Funds. In connection with (3) above, the Funds' trades may be executed directly by dealers that sell shares of the AIM Funds or by other broker-dealers with which such dealers have clearing arrangements, consistent with obtaining best execution. AIM will not use a specific formula in connection with any of these considerations to determine the target levels.

[Emphasis added.]

INVESCO Funds

-60. As stated above, the INVESCO Statement of Additional Information, referred to in certain of INVESCO and AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> While INVESCO seeks reasonably competitive commission rates, the ***Funds do not necessarily pay the lowest commission*** or spread available. ***INVESCO is permitted to, and does, consider qualitative factors in addition to price in the selection of brokers. Among other things, INVESCO considers the quality of executions obtained on a Fund's portfolio transactions, viewed in terms of the size of transactions, prevailing market conditions in the security purchased or sold, and general economic and market conditions. INVESCO has found that a broker's consistent ability to execute transactions is at least as important as the price the broker charges for those services.***
>
> In seeking to ensure that the commissions charged a Fund are consistent with prevailing and reasonable commissions, INVESCO monitors brokerage industry practices and commissions charged by broker-dealers on transactions effected for other institutional investors like the Funds.

> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research services to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO. Research services include statistical and analytical reports relating to issuers, industries, securities and economic factors, and trends, which may be of assistance or value to INVESCO in making informed investment decisions. Research services prepared and furnished by brokers through which a Fund effects securities transactions may be used by INVESCO in servicing all of its accounts and not all such services may be used by INVESCO in connection with a particular Fund. Conversely, a Fund receives benefits of research acquired through the brokerage transactions of other clients of INVESCO.
>
> ***In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up."*** However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.

[Emphasis added.]

61. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiffs and other members of each Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by INVESCO and AMG and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

COUNT I

Against The Investment Adviser Defendants
For Violations Of Section 34(b) Of The Investment
Company Act On Behalf Of Each Class

62. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

63. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AIM/INVESCO Funds.

64. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored AIM/INVESCO Funds, which was a form of marketing that was not disclosed in or authorized by the AIM/INVESCO Funds Rule 12b-1 Plan;

(c) that the AIM/INVESCO Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to AIM/INVESCO Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the AIM/INVESCO Funds to new investors were not passed on to AIM/INVESCO Funds investors; on the contrary, as the AIM/INVESCO Funds grew, fees charged to AIM/INVESCO Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by AMG and not AIM/INVESCO Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

65. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

66. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Funds investors have incurred damages.

67. Plaintiffs and each Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

68. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The AIM/INVESCO Funds

69. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

70. This Count is brought by each Class (as AIM/INVESCO Funds securities holders) on behalf of the AIM/INVESCO Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

71. The Investment Adviser Defendants had a fiduciary duty to the AIM/INVESCO Funds and each Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

72. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees, and by drawing on AIM/INVESCO Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

73. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

74. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to AIM/INVESCO Funds investors, AIM/INVESCO Funds and each Class have incurred millions of dollars in damages.

75. Plaintiffs, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the AIM/INVESCO Funds by the Investment Adviser Defendants.

COUNT III

Against AMG and INVESCO(As Control Persons Of AIM/INVESCO Funds) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By Each Class And Derivatively On Behalf Of The AIM/INVESCO Funds

76. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

77. This Count is brought pursuant to Section 48(a) of the Investment Company Act against INVESCO and AMG, as control person of AIM/INVESCO Funds, and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of INVESCO and AMG and the Director Defendants.

78. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to each Class and under 36(b) of the Investment Company Act to the AIM/INVESCO Funds as set forth herein.

79. INVESCO, AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

80. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, INVESCO, AMG and the Director Defendants are liable to Plaintiffs to the same

extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

81. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against INVESCO, AMG and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AIM/INVESCO Funds

82. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

83. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

84. The Investment Adviser Defendants served as "investment advisers" to the AIM/INVESCO Funds and other members of each Class pursuant to the Investment Advisers Act.

85. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

86. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AIM/INVESCO Funds by charging and collecting fees from the AIM/INVESCO Funds

in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the AIM/INVESCO Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AIM/INVESCO Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AIM/INVESCO Funds.

87. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the AIM/INVESCO Funds were able to and did control the fees charged to and collected from the AIM/INVESCO Funds and otherwise control the operations of the AIM/INVESCO Funds.

88. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AIM/INVESCO Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AIM/INVESCO Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AIM/INVESCO Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

89. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AIM/INVESCO Funds, the AIM/INVESCO Funds were damaged.

90. The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of Each Class

91. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

92. As advisers to the AIM/INVESCO Funds the Investment Adviser Defendants were fiduciaries to the Plaintiffs and other members of each Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

93. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and each Class.

94. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

95. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director
Defendants On Behalf Of Each Class

96. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

97. As AIM/INVESCO Funds Directors, the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and AIM/INVESCO Funds investors to supervise and monitor the Investment Adviser Defendants.

98. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

99. Plaintiffs and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

100. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

101. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

102. At all times herein, the broker dealers that sold AIM/INVESCO Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of each Class.

103. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

104. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing AIM/INVESCO Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of each Class.

105. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

106. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of each Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

107. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and each Class have suffered damages.

108. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the AIM/INVESCO Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all AIM/INVESCO Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and each Class have an effective remedy;

H. Awarding Plaintiffs and each Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: May 10, 2004

BADER ASSOCIATES, LLC

By: ______________________
Gerald L. Bader, Jr.
Renée B. Taylor
14426 E. Evans Avenue, Suite 200
Denver, Colorado 80014
Telephone: (303) 534-1700
Facsimile: (303) 534-1701

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

Counsel for Plaintiffs and each Class

Address of Plaintiffs:
Joy D. Beasley
5312 Brabant Road
Baltimore, MD 21229

Shelia McDaid
1244 Pin Oak Drive
Perkimenville, PA 18074

Exhibit A

The AIM/INVESCO Investments Funds

AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund

AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund[5]
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund